N-4		File Nos. 333-_______
New Allianz Vision POS		811-05618
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		X
Pre-Effective Amendment No.
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	297	X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-2913
(Depositor's Telephone Number, including Area Code)

Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of this filing.

Titles of Securities Being Registered:		Individual Flexible Purchase Payment Variable Deferred Annuity Contract

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A – PROSPECTUS

THE [NEW ALLIANZ VISIONSM POS]
VARIABLE ANNUITY CONTRACT ISSUED BY
ALLIANZ LIFE® VARIABLE ACCOUNT B AND
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

The information in this prospectus is not complete and may be changed. We cannot sell the [New Allianz Vision POS] Variable Annuity until the Registration Statement filed with the Securities and Exchange Commission for this Contract is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our).

The Base Contract offers you, the Owner, standard features including: a seven-year withdrawal charge period, multiple variable investment options (Investment Options) and annuitization options (Annuity Options), a free withdrawal privilege, and a death benefit (Traditional Death Benefit). The Contract offers optional benefits, for an additional charge:
Bonus Option provides a 6% bonus on your money (Purchase Payments) Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.
Short Withdrawal Charge Option shortens the withdrawal charge period to four years.
No Withdrawal Charge Option eliminates the withdrawal charge.
Quarterly Value Death Benefit locks in any quarterly investment gains (Quarterly Anniversary Value) to provide a potentially increased death benefit.
Income Protector provides guaranteed lifetime income payments (Lifetime Plus Payments) with continued access to both your investment value (Contract Value) and death benefit for a period of time.
Investment Protector provides a level of future protection for your principal and any annual investment gains (Target Value), assuming you hold the Contract for the required period.
Investment Plus provides:
•	guaranteed lifetime income payments (Lifetime Income Payments, similar to Lifetime Plus Payments) with continued access to both Contract Value and a death benefit for a period of time, and/or
•
before Lifetime Income Payments begin, a level of future protection for your principal and any quarterly investment gains, assuming you hold the Contract for the required period (Protected Investment Value, similar to Target Value).

Income Protector, Investment Protector and Investment Plus are subject to certain date and/or age restrictions for adding and exercising the benefits. For optional benefit availability, see section 11, Selection of Optional Benefits and check with your Financial Professional, the person who provided you purchase advice regarding this Contract.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

Allianz Life Variable Account B is the Separate Account that holds the assets that underlie the Contract. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge. A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI’s table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information is available on the EDGAR database on the SEC’s website (http://www.sec.gov).

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract’s features, benefits, risks and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Dated: March 31, 2011

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

These are the available Investment Options. If you select Income Protector, Investment Protector, or Investment Plus, we restrict your Investment Option selection and allocations, and rebalance your Contract Value quarterly. See section 11.a, Income Protector, section 11.b, Investment Protector and section 11.c, Investment Plus.

Currently, all of the Investment Options are available under Investment Protector, but only the Investment Options indicated by the * below are available under Income Protector and Investment Plus.

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
ALLIANZ FUND OF FUNDS	FRANKLIN TEMPLETON (continued)
AZL Balanced Index StrategySM Fund*	Franklin Templeton VIP Founding Funds Allocation Fund
AZL FusionSM Balanced Fund*	Franklin U.S. Government Fund*
AZL FusionSM Conservative Fund*	Mutual Global Discovery Securities Fund
AZL FusionSM Growth Fund	Mutual Shares Securities Fund
AZL FusionSM Moderate Fund*	Templeton Global Bond Securities Fund*
AZL Growth Index StrategySM Fund*	Templeton Growth Securities Fund

ALLIANZ GLOBAL INVESTORS CAPITAL	GATEWAY
AZL® Allianz AGIC Opportunity Fund	AZL® Gateway Fund*

BLACKROCK	INVESCO
AZL® BlackRock Capital Appreciation Fund	AZL® Invesco International Equity Fund
AZL® International Index Fund	AZL® Van Kampen Equity and Income Fund*
AZL® Mid Cap Index Fund	AZL® Van Kampen Growth and Income Fund
AZL® Money Market Fund*
AZL® S&P 500 Index Fund	J.P. MORGAN
AZL® Small Cap Stock Index Fund	AZL® JPMorgan U.S. Equity Fund
BlackRock Global Allocation V.I. Fund*
MFS
COLUMBIA	AZL® MFS Investors Trust Fund
AZL® Columbia Mid Cap Value Fund
AZL® Columbia Small Cap Value Fund	MORGAN STANLEY
AZL® Morgan Stanley Global Real Estate Fund
DAVIS	AZL® Morgan Stanley International Equity Fund
AZL® Davis NY Venture Fund	AZL® Morgan Stanley Mid Cap Growth Fund
Davis VA Financial Portfolio
PIMCO
DREYFUS	PIMCO EqS Pathfinder Portfolio
AZL® Dreyfus Equity Growth Fund	PIMCO VIT All Asset Portfolio*
PIMCO VIT CommodityRealReturn® Strategy Portfolio
EATON VANCE	PIMCO VIT Emerging Markets Bond Portfolio*
AZL® Eaton Vance Large Cap Value Fund	PIMCO VIT Global Bond Portfolio (Unhedged) *
PIMCO VIT Global Multi-Asset Portfolio*
FIDELITY	PIMCO VIT High Yield Portfolio*
Fidelity VIP FundsManager 50% Portfolio*	PIMCO VIT Real Return Portfolio*
Fidelity VIP FundsManager 60% Portfolio*	PIMCO VIT Total Return Portfolio*

FRANKLIN TEMPLETON	SCHRODER
AZL® Franklin Small Cap Value Fund	AZL® Schroder Emerging Markets Equity Fund
AZL® Franklin Templeton Founding Strategy Plus Fund*
Franklin High Income Securities Fund*	TURNER
Franklin Income Securities Fund	AZL® Turner Quantitative Small Cap Growth Fund

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

TABLE OF CONTENTS

Glossary		4		Waiver of Withdrawal Charge Benefit	35
Fee Tables		7		Suspension of Payments or Transfers	35
	Owner Transaction Expenses	7	9.	The Annuity Phase	35
	Owner Periodic Expenses	7		Calculating Your Annuity Payments	35
	Annual Operating Expenses of the Investment Options	8		Variable or Fixed Annuity Payments	35
	Examples	9		Annuity Payment Options	36
1.	The Variable Annuity Contract	10		When Annuity Payments Begin	37
	State Specific Contract Restrictions	10		Partial Annuitization	37
	When the Contract Ends	11	10.	Death Benefit	38
2.	Ownership	11		Traditional Death Benefit	38
	Owner	11		Death of the Owner and/or Annuitant	38
	Joint Owner	11		Death Benefit Payment Options During The
	Annuitant	11		Accumulation Phase	38
	Beneficiary	12	11.	Selection of Optional Benefits	39
	Covered Person(s)	12		Replacing Optional Benefits	40
	Payee	13	11.a	Income Protector	42
	Assignment, Changes of Ownership and			Selecting Income Protector	42
	OtherTransfers of a Contract	13		Removing Income Protector	42
3.	Purchasing the Contract	14		Lifetime Plus Payment Overview	43
	Purchase Payments	14		Benefit Base	43
	Faxed Applications	15		Quarterly Anniversary Value	44
	Allocation of Purchase Payments	15		Annual Increase	44
	Automatic Investment Plan (AIP)	15		Requesting Lifetime Plus Payments	45
	Dollar Cost Averaging (DCA) Program	15		Calculating Your Lifetime Plus Payments	46
	Free Look/Right-to-Examine Period	16		Automatic Annual Lifetime Plus Payment Increases	47
4.	Valuing Your Contract	17		Taxation of Lifetime Plus Payments	47
	Accumulation Units	17		Investment Option Allocation and Transfer Restrictions
	Computing the Contract Value and Bonus Value	17		and Quarterly Rebalancing	47
5.	Investment Options	18		When Income Protector Ends	48
	Substitution and Limitation on Further Investments	24	11.b	Investment Protector	49
	Transfers Between Investment Options	24		Selecting Investment Protector	49
	Excessive Trading and Market Timing	25		Removing Investment Protector	50
	Flexible Rebalancing Program	27		Target Value Dates	50
	Financial Advisers – Asset Allocation Programs	27		Target Value	51
	Voting Privileges	27		Investment Option Allocation and Transfer Restrictions
6.	Our General Account	27		and Quarterly Rebalancing	51
7.	Expenses	28		When the Investment Protector Ends	56
	Mortality and Expense Risk (M&E) Charge	28	11.c	Investment Plus	56
	Rider Charge	28		Selecting Investment Plus	57
	Contract Maintenance Charge	29		Removing Investment Plus	57
	Withdrawal Charge	29		Protected Investment Dates	57
	Transfer Fee	31		Protected Investment Value	58
	Premium Tax	32		Lifetime Income Payment Overview	59
	Income Tax	32		Lifetime Income Value	59
	Investment Option Expenses	32		Quarterly Anniversary Value	60
8.	Access to Your Money	32		Requesting Lifetime Income Payments	60
	Free Withdrawal Privilege	34		Calculating Your Lifetime Income Payments	61
	Systematic Withdrawal Program	34		Automatic Annual Lifetime Income Payment Increases	62
	The Minimum Distribution Program and Required			Taxation of Lifetime Income Payments	63
	Minimum Distribution (RMD) Payments	34		Investment Option Allocation and Transfer Restrictions
				and Quarterly Rebalancing	63
				When Investment Plus Ends	64

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

11.d	Quarterly Value Death Benefit	65		Administration/Allianz Service Center	70
11.e	Bonus Option	66		Legal Proceedings	71
11.f	Short Withdrawal Charge Option	66		Financial Statements	71
11.g	No Withdrawal Charge Option	67		Status Pursuant to Securities Exchange Act of 1934	71
12.	Illustrations	67	15.	Privacy and Security Statement	72
13.	Taxes	67	16.	Table of Contents of the Statement of Additional
	Qualified and Non-Qualified Contracts	67		Information (SAI)	73
	Taxation of Annuity Contracts	68	Appendix A – Annual Operating Expenses for Each
	Tax-Free Section 1035 Exchanges	68		Investment Option	74
14.	Other Information	68	Appendix B – Effects of Partial Withdrawals and Lifetime
	Allianz Life	68		Payments on the Values Available Under the Contract	76
	The Separate Account	69	For Service or More Information		77
	Distribution	69
	Additional Credits for Certain Groups	70

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized throughout the prospectus. For your convenience, we included this glossary to define these terms.

Accumulation Phase – the initial phase of your Contract before you apply your total Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date and may occur at the same time as the Annuity Phase if you take Partial Annuitizations.

Annual Increase – an amount used to determine the Benefit Base under Income Protector.

Annuitant – this is the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase if they take a Full Annuitization.

Annuity Options – these are the annuity income options available to you under the Contract.

Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.

Annuity Phase – the phase the Contract is in once Annuity Payments begin. This may occur at the same time as the Accumulation Phase if you take a Partial Annuitization.

Base Contract – the Contract corresponding to this prospectus that does not include any optional benefits.

Beneficiary – unless otherwise required by the Contract, the person(s) or entity the Owner designates to receive any death benefit.

Benefit Anniversary – this is a twelve-month anniversary of the Benefit Date or Benefit Election Date (as applicable), or any subsequent twelve-month Benefit Anniversary.

Benefit Base – the amount we use to calculate the initial annual maximum Lifetime Plus Payment.

Benefit Date – the date you begin receiving Lifetime Plus Payments.

Benefit Election Date – the date you request to begin Lifetime Income Payments and you lock in the initial payment percentage based on the current treasury rate, which is the Ten-year U.S. Constant Maturity Treasury rate.

Benefit Year – this is any period of twelve months beginning on the Benefit Date or Benefit Election Date (as applicable), or on a subsequent Benefit Anniversary.

Bonus Option – an optional benefit that may be available for an additional charge that provides a 6% bonus on Purchase Payments we receive before the older Owner’s 81st birthday (subject to a three-year vesting schedule). This benefit has an additional M&E charge and a higher and longer withdrawal charge schedule.

Bonus Value – this is the total Contract Value plus any unvested bonus amounts.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Business Day – each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

Contract – the deferred annuity contract described by this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

Contract Anniversary – this is a twelve-month anniversary of the Issue Date or any subsequent twelve-month Contract Anniversary.

Contract Value – on any Business Day it is equal to the sum of the values in your selected Investment Options. The Contract Value reflects the deduction of any contract maintenance charge, transfer fee, M&E charge and rider charge, but does not reflect the deduction of any withdrawal charge. It does not include amounts applied to a Partial Annuitization. If you have a Bonus Option Contract, Contract Value includes only vested bonus amounts; it does not include unvested bonus amounts.

Contract Year – this is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.

Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Lifetime Plus Payments or Lifetime Income Payments.

Excess Withdrawal – if you select Income Protector or Investment Plus, this is the withdrawal you take while you are receiving Lifetime Plus Payments or Lifetime Income Payments that, when added to other withdrawals taken during the Benefit Year and your annual actual payment, is greater than your annual maximum payment.

Financial Professional – this is the person who advises you to purchase a Contract who is a securities registered representative.

Full Annuitization – the application of the total Contract Value to Annuity Payments.

Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes provision of information on the correct form, with any required certifications or guarantees, received by the correct mailing address. If you have questions about the information we require, please contact the Service Center.

Income Date – the date we begin making Annuity Payments to the Payee from the Contract. Because the Contract allows for Partial Annuitizations, there may be multiple Income Dates.

Income Protector – an optional benefit that may be available for an additional charge that is intended to provide a payment stream for life in the form of partial withdrawals.

Investment Options – these are the variable investments available to you under the Contract whose performance is based on the securities in which they invest.

Investment Plus – an optional benefit that may be available for an additional charge. It is intended to provide a level of future protection for your principal and any annual investment gains, and can also provide a payment stream for life in the form of partial withdrawals.

Investment Protector – an optional benefit that may be available for an additional charge. It is intended to provide a level of future protection for your principal and any annual investment gains.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

Joint Owners – two Owners who own a Contract.

Lifetime Income Payment – the payment we make to you under Investment Plus.

Lifetime Income Value – the amount we use to calculate the initial annual maximum Lifetime Income Payment.

Lifetime Plus Payment – the payment we make to you under Income Protector.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

No Withdrawal Charge Option – an optional benefit that may be available for an additional charge that eliminates the Base Contract’s seven-year withdrawal charge.

Owner – “you,” “your” and “yours.” The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Partial Annuitization – the application of only part of the Contract Value to Annuity Payments.

Payee – the person or entity you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase.

Payment Date –the date Lifetime Income Payments begin.

Protected Investment Date – the date on which we guarantee your Contract Value cannot be less than the Protected Investment Value.

Protected Investment Value – a calculation we use to determine the guarantee on the Protected Investment Date.

Purchase Payment – the money you put in the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs.

Quarterly Anniversary – this is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

Quarterly Anniversary Value – a calculation used in determining the Quarterly Value Death Benefit, Benefit Base, Protected Investment Value, and Lifetime Income Value.

Quarterly Value Death Benefit – an optional benefit that may be available for an additional charge that is intended to provide an increased death benefit.

Rider Anniversary Value – an amount used to determine the Target Value.

Separate Account – Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Service Center – this is the Allianz Service Center. Our Service Center address and telephone number are listed at the back of this prospectus. The address for sending applications for new Contracts is listed on the application.

Short Withdrawal Charge Option – an optional benefit that may be available for an additional charge that shortens the Base Contract’s withdrawal charge period to four years.

Target Value – a calculation we use to determine the guarantee on the Target Value Date.

Target Value Date – the date on which we guarantee your Contract Value cannot be less than the Target Value.

Traditional Death Benefit – the death benefit provided by the Base Contract.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract. For more information, see section 7, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract’s Initial Phase, the Accumulation Phase(1),(2)
(as a percentage of each Purchase Payment withdrawn)

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
	Base Contract(3)	Bonus Option Contract(4),(5)	Short Withdrawal Charge Option Contract(4)	No Withdrawal Charge Option Contract(4)
0	8.5%	8.5%	8.5%	0%
1	8.5%	8.5%	7.5%	0%
2	7.5%	8.5%	5.5%	0%
3	6.5%	8%	3%	0%
4	5%	7%	0%	0%
5	4%	6%	0%	0%
6	3%	5%	0%	0%
7	0%	4%	0%	0%
8	0%	3%	0%	0%
9 years or more	0%	0%	0%	0%

Transfer Fee(6)………………………………….......	$25 for each transfer after twelve.
Premium Tax(7)……………………………………	0% to 3.5%
(as a percentage of each Purchase Payment)

OWNER PERIODIC EXPENSES

Contract Maintenance Charge(8)………………...	$50
(per Contract per year)

(1)
Each Contract Year you can withdraw 12% of your total Purchase Payments without incurring a withdrawal charge. This free withdrawal privilege is not available while you are receiving Lifetime Plus Payments (if applicable). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. For more information, see section 8, Access to Your Money – Free Withdrawal Privilege.

(2)
The amount subject to a withdrawal charge is the Withdrawal Charge Basis. It is equal to total Purchase Payments, less any Purchase Payments withdrawn (excluding any penalty-free withdrawals), less any withdrawal charges. For more information, see section 7, Expenses – Withdrawal Charge.

(3)	In Mississippi, the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4%, 3%, and 0% for the time periods referenced.
(4)	Some optional benefits may not be available to you; check with your Financial Professional and see section 11, Selection of Optional Benefits.
(5)
Not available in Connecticut or Oregon. In Mississippi, the withdrawal charge is 8%, 8%, 8%, 8%, 7%, 6%, 5%, 3.5%, 1.5% and 0% for the time periods referenced. For more information, see section 7, Expenses – Withdrawal Charge.

(6)
The first twelve transfers in a Contract Year are free. We count all transfers made in the same Business Day as one transfer. Program and benefit related transfers are not subject to the transfer fee and do not count as a free transfer. Currently, we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct it during the Annuity Phase. For more information, see section 7, Expenses – Transfer Fee.

(7)	We do not currently deduct this tax from your Contract Value, but we reserve the right to do so in the future. For more information, see section 7, Expenses – Premium Tax.
(8)
We waive this charge during the Accumulation Phase if the Contract Value is at least $100,000. We waive this charge during the Annuity Phase if the Contract Value on the Income Date is at least $100,000. For more information, see section 7, Expenses – Contract Maintenance Charge.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

CONTRACT ANNUAL EXPENSES

	Mortality and Expense Risk (M&E) Charge(9)		Rider Charge(10) during the Accumulation Phase
	Accumulation Phase	Annuity Phase(11)	Current(12)	Maximum
Base Contract	1.40%	1.40%	NA	NA
Additional Charges for Optional Benefits(13)
Quarterly Value Death Benefit	0.30%	NA	NA	NA
Bonus Option(14)	0.30%	0.30%	NA	NA
Short Withdrawal Charge Option	0.25%	NA	NA	NA
No Withdrawal Charge Option	0.35%	NA	NA	NA
Income Protector Single Lifetime Plus Payments Joint Lifetime Plus Payments	NA NA	NA NA	1.05% 1.20%	2.50% 2.75%
Investment Protector	NA	NA	0.90%	2.50%
Investment Plus Single Lifetime Income Payments Joint Lifetime Income Payments	NA NA	NA NA	1.50% 1.50%	2.50% 2.50%

(9)
The M&E charge is an annualized rate that is calculated and assessed on a daily basis as a percentage of each Investment Option’s net asset value. We assess the M&E charge during the Accumulation Phase and on amounts you apply to variable Annuity Payments during the Annuity Phase. For more information, see section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

(10)
The rider charge is an annualized rate that is calculated and accrued on a daily basis and deducted quarterly. The charge is calculated as a percentage of the Benefit Base under Income Protector, or as a percentage of the Target Value under Investment Protector, or as a percentage of the Lifetime Income Value under Investment Plus. The Benefit Base, Target Value and Lifetime Income Value are initially equal to the Contract Value and then fluctuate with additional Purchase Payments, withdrawals, and quarterly or annual increases. The rider charge reduces the Contract Value, but not any guaranteed values such as the Traditional Death Benefit value. For more information, see section 7, Expenses – Rider Charge.

(11)
The Contract allows Partial Annuitization. It is possible for the Contract to be in both the Accumulation and Annuity Phases simultaneously and have different M&E charges. For example, if you select the Quarterly Value Death Benefit and request a variable Partial Annuitization we assess an annual M&E charge of 1.40% on the annuitized part of the Contract, and an annual M&E charge of 1.70% on the accumulation part. For more information, see section 9, The Annuity Phase – Partial Annuitization.

(12)
We reserve the right to increase or decrease the rider charge on each Quarterly Anniversary subject to the maximum set out above and the minimum stated in section 7, Expenses – Rider Charge. However, in any twelve-month period we cannot increase or decrease the rider charge for Income Protector or Investment Plus more than 0.50%, or more than 0.35% for Investment Protector. If we increase your rider charge, we notify you in writing at least 30 days in advance to allow you to remove the benefit before the charge increases. For more information, see section 7, Expenses – Rider Charge.

(13)	We assess the additional M&E charge during the Accumulation Phase while your benefit is in effect and your Contract Value is positive.
(14)	Not available in Connecticut or Oregon. If you take variable Annuity Payments during the Annuity Phase, the Bonus Option’s additional M&E charge continues until your Contract ends.

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Investment Options for the period ended December 31, 2009, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of an Investment Option’s average daily net assets.

	Minimum	Maximum
Total annual Investment Option operating expenses* (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	0.54%	2.08%

*
Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. Amounts may be different for each Investment Option. The maximum current fee is 0.25%. If these fees are deducted from Investment Option assets, they are reflected in the above table and disclosed in Appendix A. Appendix A contains annual operating expense details for each Investment Option.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your selected Investment Options earn a 5% annual return. They also assume the maximum potential fees and charges for each period and are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Investment Option(s) and optional benefits you select, and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples at the end of each year during the Accumulation Phase. Please note that we may waive this charge during the Accumulation Phase and Annuity Phase (when we make regular periodic payments, called Annuity Payments based on the life a person you designate, called the Annuitant), as described in section 7, Expenses – Contract Maintenance Charge. A transfer fee may apply, but is not reflected in these examples (see section 7, Expenses – Transfer Fee).

The combination of benefits that produces the maximum potential fees and charges may vary from period to period due to the effect of the withdrawal charge. The Base Contract with Bonus Option has a withdrawal charge and the Base Contract with No Withdrawal Charge Option does not.

1)	If you surrender your Contract (take a full withdrawal) at the end of each time period.

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.08% (the maximum Investment Option operating expense)	$1,596*	$3,123*	$4,539*	$7,911**
0.54% (the minimum Investment Option operating expense)	$1,443*	$2,688*	$3,856*	$6,779**

2)
If you apply your total Contract Value to Annuity Payments (take a Full Annuitization) at the end of each time period. The earliest available date Annuity Payments can begin (Income Date) is one year after the date we issue the Contract (Issue Date) for Florida, and two years after the Issue Date in all other states.

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.08% (the maximum Investment Option operating expense)	$ 751**	$2,286**	$3,861**	$7,911**
0.54% (the minimum Investment Option operating expense)	$ 598**	$1,852**	$3,179**	$6,779**

3)	If you do not surrender your Contract.

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.08% (the maximum Investment Option operating expense)	$ 751**	$2,286**	$3,861**	$7,911**
0.54% (the minimum Investment Option operating expense)	$ 598**	$1,852**	$3,179**	$6,779**

*
This expense is for the Base Contract with Bonus Option, Quarterly Value Death Benefit and Income Protector with joint Lifetime Plus Payments, assuming an 8% simple interest for the Annual Increase under the Benefit Base (8.5% declining withdrawal charge, 2.0% M&E charge, and maximum rider charge of 2.75%). The current rider charge is 1.20%.

**
This expense is for the Base Contract with No Withdrawal Charge Option, Quarterly Value Death Benefit and Income Protector with joint Lifetime Plus Payments, assuming an 8% simple interest for the Annual Increase under the Benefit Base (2.05% M&E charge and maximum rider charge of 2.75%).The current rider charge is 1.20%.

As of March 31, 2011, no Contracts offered by this prospectus had been sold. Therefore, we have not included any condensed financial information.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

1.	THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and the money is invested in a contract on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 13, Taxes.) Depending upon market conditions, your Contract can gain or lose value based on your selected Investment Options’ performance. When you take Annuity Payments, we promise to make regular periodic payments to you or someone you designate (the Payee). We do not make any changes to your Contract without your permission except as may be required by law.

The Contract has an Accumulation Phase and an Annuity Phase. During the Accumulation Phase, you can take withdrawals, and subject to certain restrictions, you can make additional Purchase Payments. During the Accumulation Phase you may be able to select one of the following optional benefits:
•	Income Protector provides guaranteed lifetime income payments called Lifetime Plus Payments. You can choose when Lifetime Plus Payments begin (the Benefit Date) subject to certain restrictions.
•	Investment Protector provides a level of protection for your principal and any annual investment gains, at a future point you select called the Target Value Date.
•
Investment Plus offers flexibility by providing a level of protection for your principal and any Quarterly Anniversary investment gains, at a future point you select called the Protected Investment Date (similar to Investment Protector’s Target Value Date) before beginning guaranteed lifetime income payments called Lifetime Income Payments (similar to Income Protector’s Lifetime Plus Payments). Quarterly Anniversaries occur three calendar months after the Issue Date or any subsequent Quarterly Anniversary. You choose when Lifetime Income Payments begin. The principal protection feature of this benefit is not available once you request Lifetime Income Payments.

For more information on optional benefits, see section 11, Selection of Optional Benefits.

The Accumulation Phase begins on the Issue Date and ends upon the earliest of the following.
•	The Business Day before the Income Date that you take a Full Annuitization.
•	The Business Day we process your request for a full withdrawal.
•
The death of any Owner (or the Annuitant if the Contract is owned by a non-individual). The Accumulation Phase ends on the Business Day we receive in Good Order at our Service Center, both due proof of death and an election of the death benefit payment option, unless the surviving spouse continues the Contract.

A Business Day is any day the New York Stock Exchange is open, except when an Investment Option does not value its shares. A request is in “Good Order” when it contains all the information we require to process it. “Service Center” means the Allianz Service Center whose address and telephone number are listed at the back of this prospectus.

During the Annuity Phase, we make Annuity Payments to the Payee. You can choose when Annuity Payments begin (the Income Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. If you select variable Annuity Payments, your payments may change based on your selected Investment Options’ performance. If you select fixed Annuity Payments, your payments generally do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 9, The Annuity Phase.

STATE SPECIFIC CONTRACT RESTRICTIONS

If you purchase a Contract, it is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. Features for which there may be state-specific Contract provisions may include the following.

•	The withdrawal charge schedule.
•	Availability of Investment Options, Annuity Options, endorsements, and/or riders.
•	Free look rights.
•	Selection of certain Income Dates.
•	Restrictions on your ability to make additional Purchase Payments.
•	Selection of certain assumed investment rates for variable Annuity Payments.
•	Our ability to restrict transfer rights.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

All material state variations in the Contract are disclosed in this prospectus. If you would like more information regarding state-specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.

NOTE: Contracts issued in Massachusetts with Investment Protector are issued as individual limited purchase payment variable deferred annuity contracts.

WHEN THE CONTRACT ENDS

The Contract ends when:
•	all applicable phases of the Contract (Accumulation Phase and Annuity Phase) have ended, and/or
•	all applicable death benefit payments have been made.

For example, if you purchase a Contract and later take a full withdrawal of the total Contract Value, both the Accumulation Phase and the Contract end even though the Annuity Phase never began and we did not make any death benefit payments.

2.	OWNERSHIP

OWNER
You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. Any change of ownership is subject to our approval. Qualified Contracts, a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code, can only have one Owner and there may be Internal Revenue Service (IRS) or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any ownership change is effective as of the date you sign the request. A change of ownership does not automatically change the Annuitant or the person you designate to receive any death benefit (the Beneficiary). Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER
A Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (Non-Qualified Contract) can be owned by up to two Owners. You can change Joint Owners under the same conditions as described for an Owner. If a Contract has Joint Owners, we generally require the signature of both Owners on any forms that are submitted to our Service Center.

NOTE: Partial Annuitizations (applying only part of your Contract Value to Annuity Payments) are not available to Joint Owners. There can be only one Owner, the Owner must be the Annuitant, and we do not allow the Owner to add a joint Annuitant.

ANNUITANT
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Income Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Income Date, but you cannot change the Annuitant if the Owner is a non-individual (for example, a qualified plan or trust). Subject to our approval, you can add a joint Annuitant on the Income Date if you take a Full Annuitization. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. If the Annuitant of an individually owned Contract dies before the Income Date, the younger Owner automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it. For example, if a sole Owner dies during the Accumulation Phase of the Contract, we pay a death benefit to the Beneficiary(s). If the Annuitant is not an Owner and he/she dies during the Accumulation Phase of the Contract, the Owner can name a new Annuitant (subject to our approval) and we do not pay a death benefit. If an Owner who is not an Annuitant dies during the Annuity Phase, the Beneficiary becomes the Owner, Annuity Payments continue and we do not pay a death benefit. If an Annuitant dies during the Annuity Phase, Annuity Payments to the Payee continue until the Contract ends and are paid at least as rapidly as they were being paid at the time of the Annuitant’s death. Use care when designating Owners and Annuitants, and consult your Financial Professional if you have questions.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

BENEFICIARY
The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not designate a Beneficiary, we pay any death benefit to your estate.

NOTE: For jointly owned Contracts, the sole primary Beneficiary is the surviving Joint Owner. Spousal Joint Owners may also appoint contingent Beneficiaries. If both spousal Joint Owners die before we pay the death benefit, we pay the death benefit to the named contingent Beneficiaries, or to the estate of the Joint Owner who died last if there are no named contingent Beneficiaries. If both spousal Joint Owners die simultaneously, state law may dictate who receives the death benefit. However, Joint Owners who are not spouses may not appoint contingent Beneficiaries. If both Joint Owners who are not spouses die before we pay the death benefit, we pay the death benefit to the estate of the Joint Owner who died last.

COVERED PERSON(S)
If you select Income Protector or Investment Plus, we base Lifetime Plus Payments or Lifetime Income Payments on the lives of the Covered Person(s). Their ages determine availability of the benefit, when lifetime payments can begin and the initial annual maximum lifetime payment. When you select a benefit, you choose whether you want payments based on your life (single Lifetime Plus Payments or single Lifetime Income Payments), or the lifetime of you and your spouse (joint Lifetime Plus Payments or joint Lifetime Income Payments). However, joint Lifetime Plus Payments or joint Lifetime Income Payments are not available if there is more than a 30-year age difference between spouses. Based on your payment selection, we determine the Covered Persons as follows.

For single Lifetime Plus Payments or single Lifetime Income Payments and:
•	solely owned Contracts, the Covered Person is the Owner.
•	jointly owned Contracts, you can choose which Owner is the Covered Person.
•	Contracts owned by a non-individual, the Covered Person is the Annuitant.
For joint Lifetime Plus Payments or joint Lifetime Income Payments, Covered Persons must be spouses and:
•	Non-Qualified Contracts:
–	spouses must be Joint Owners; or
–	one spouse must be the sole Owner and Annuitant and the other spouse must be the sole primary Beneficiary.
•	Qualified Contracts:
–	one spouse must be the sole Owner and Annuitant and the other spouse must be the sole primary Beneficiary; or
–	if the owner is a non-individual, then one spouse must be the Annuitant and the other spouse must be the sole primary Beneficiary; or
–
if the owner is a non-individual and we require the non-individual Owner to also be the sole primary Beneficiary, then one spouse must be the Annuitant and the other spouse must be the sole contingent Beneficiary.

After the rider effective date, you cannot add or replace a Covered Person. However, you can remove a joint Covered Person on a Contract Anniversary or a Benefit Anniversary by completing the appropriate form and sending it to us within 30 days before the anniversary. A Contract Anniversary is a twelve-month anniversary of your Contract’s Issue Date. A Benefit Anniversary is a twelve-month anniversary of: the date Lifetime Plus Payments begin under Income Protector, or the date you request Lifetime Income Payments under Investment Plus. We process your request on the Contract Anniversary* (or Benefit Anniversary) that occurs immediately after we receive your request in Good Order at our Service Center. Removing a joint Covered Person does not change Lifetime Plus Payments, but it may change your rider charge. We change your charge to equal the current charge for single Lifetime Plus Payments that is in effect on the anniversary that we process your request to remove a joint Covered Person if this amount differs from your current charge. However, any new rider charge cannot be greater than the maximum listed in the Fee Tables or section 7, Expenses - Rider Charge.

*	Or on the next Business Day if the Contract Anniversary or Benefit Anniversary is not a Business Day.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

NOTE:
•
A person no longer qualifies as a Covered Person and is removed from the Contract if that person is no longer an Owner, Joint Owner, Annuitant, sole primary Beneficiary, or sole contingent Beneficiary as required here.

•
For non-spouse Joint Owners selecting single Lifetime Plus Payments or single Lifetime Income Payments: Upon the death of any Owner, we pay any applicable death benefit, and Income Protector or Investment Plus and any lifetime payments end if the Contract Value is positive. This means that upon an Owner’s death, Lifetime Plus Payments or Lifetime Income Payments are no longer available even if the sole Covered Person is still alive.

•
For joint Lifetime Plus Payments or joint Lifetime Income Payments: Covered Persons must continue to qualify as spouses under federal law while your benefit is in effect. If at any time before this you are no longer spouses, you must immediately send us notice. We either divide the Contract in accordance with any applicable court order or law regarding division of assets upon divorce, or remove a Covered Person from the Contract. At this time, we change the rider charge to equal the current charge for single lifetime payments that is in effect if this amount differs from your current charge. However, any new rider charge cannot be greater than the maximum listed in the Fee Tables or section 7, Expenses - Rider Charge. When we receive notification of an Owner’s death, if we discover that the joint Covered Persons were not federally recognized spouses at the time of death, spousal continuation of the Contract is not available. Therefore, your benefit, any lifetime payments and the Contract all end.

•
For Contracts issued to civil union partners in New Jersey: In the state of New Jersey, we allow civil union partners to be Joint Owners and/or joint Covered Persons. However, civil union partners are treated differently from persons who are recognized as spouses under the federal tax law and this affects how long Lifetime Plus Payments or Lifetime Income Payments continue. Upon the death of one federally recognized spouse, the survivor can continue the Contract and lifetime payments also continue if the survivor is a Covered Person. This type of continuation is generally not allowed for a surviving civil union partner under the federal tax law with the following exception. If the Contract Value reduces to zero before the one year anniversary of the first civil union partner’s death, lifetime payments can continue if the survivor is a Covered Person and the survivor chooses not to take the death benefit. If instead the Contract Value is positive at this time, or if the survivor chooses to take the death benefit, lifetime payments end.

PAYEE
The Payee is the person you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. For Non-Qualified Contracts, an Owner or Annuitant can be the Payee, but it is not required. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee. For all other Qualified Contracts, the Owner is not required to be the Payee, but the Owner cannot transfer or assign his or her rights under the Contract to someone else. If you do not designate a Payee by the Income Date, we make Annuity Payments to the Owner. The Owner can change the Payee at any time, subject to our approval, provided the Payee designation is consistent with federal and state laws and regulations.

ASSIGNMENT, CHANGES OF OWNERSHIP AND OTHER TRANSFERS OF A CONTRACT
An authorized request specifying the terms of an assignment (including any assignment, change of ownership or other transfer) of a Contract must be sent to our Service Center and approved by us. To the extent permitted by state law, we reserve the right to refuse to consent to any assignment at any time on a nondiscriminatory basis. We withhold our consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. We are not liable for any payment made or action taken before we consent and record the assignment. An assignment may be a taxable event. We are not responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record. Qualified Contracts generally cannot be assigned.

NOTE: For Contracts with Income Protector or Investment Plus, if you assign the Contract, you cannot change the Covered Person(s). Any existing Contract assignment must be removed before you begin receiving Lifetime Plus Payments or Lifetime Income Payments. We may make exceptions to the removal of a Contract assignment in order to comply with applicable law.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

3.	PURCHASING THE CONTRACT

PURCHASE REQUIREMENTS
To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date. The Purchase Payment requirements for this Contract are as follows.

•	The minimum initial Purchase Payment due on the Issue Date is $10,000, or $25,000 with the No Withdrawal Charge Option.
•
If you select Income Protector, Investment Protector or Investment Plus, we restrict additional Purchase Payments. Each rider year that we allow additional payments you cannot invest more than your initial amount without our prior approval. Your initial amount is all Purchase Payments received before the first Quarterly Anniversary of the first Contract Year. A Contract Year is a period of twelve months beginning on the Issue Date or any subsequent Contract Anniversary. If your benefit is effective on the Issue Date, we allow you to invest the same amount prior to the first Contract Anniversary. We do not accept any additional Purchase Payments on or after:

–	the date Lifetime Plus Payments begin (Benefit Date) under Income Protector;
–	the third rider anniversary under Investment Protector, and
–	the earlier of the third rider anniversary or the date you request Lifetime Income Payments (Benefit Election Date) under Investment Plus.
If you remove Income Protector, Investment Protector or Investment Plus, these restrictions no longer apply.
•	If you do not select Income Protector, Investment Protector or Investment Plus, you can make additional Purchase Payments of $50 or more during the Accumulation Phase.
•	We do not accept additional Purchase Payments on or after the Income Date that you take a Full Annuitization.
•	The maximum total Purchase Payments we accept without our prior approval is $1 million including amounts already invested in other Allianz Life variable annuities.

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment, and if mandated under applicable law, we may be required to reject a Purchase Payment.

Once we receive your initial Purchase Payment and all necessary information, we issue the Contract within two Business Days and allocate your payment to your selected Investment Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order. Our Business Day closes when regular trading on the New York Stock Exchange closes.

If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the Purchase Payment until we receive it. A Purchase Payment is “received” when it arrives at our Service Center regardless of how or when you made the payment. We forward applications and Purchase Payments received at our home office address to the address listed on your application, which may delay processing.

NOTE:
•
Purchase Payments to Qualified Contracts are limited by federal law and must be from earned income or a qualified transfer or rollover. Purchase Payments to Qualified Contracts other than from a qualified transfer may be restricted once the Owner reaches age 70½.

•	For Contracts issued in Mississippi: We do not accept additional Purchase Payments on or after the first Contract Anniversary, unless you select Investment Protector.
•
For Contracts issued in Massachusetts: We do not accept additional Purchase Payments on or after the third Contract Anniversary if you select Investment Protector or Investment Plus. This restriction continues to apply even if you later remove one of these benefits from your Contract.

•	If your total Purchase Payments are $1 million or more, selection of Income Protector, Investment Protector or Investment Plus is subject to our review and approval.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

FAXED APPLICATIONS
We accept faxed applications, but we currently do not accept applications delivered via email or our website. It is important to verify receipt of any faxed application. We are not liable for faxed applications that we do not receive. A manually signed faxed application is considered the same as an application delivered by mail. Our fax system may not always be available; any fax system can experience outages or slowdowns and may delay fax application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our faxed application policy at any time and for any reason.

ALLOCATION OF PURCHASE PAYMENTS
You must allocate your money to the Investment Options in whole percentages. If you have a Bonus Option Contract, we allocate the bonus in the same way as the corresponding Purchase Payment. Currently we allow you to invest in up to 15 Investment Options at any one time. We may change this maximum in the future, but you can always invest in at least five Investment Options.

You can instruct us how to allocate additional Purchase Payments. If you do not instruct us, we allocate them according to your future Purchase Payment allocation instructions. Contract Value transfers between Investment Options do not change your future allocation instructions or how we rebalance your Contract Value quarterly, if you select Income Protector or Investment Protector.

You can change your future allocation instructions at any time without fee or penalty by written notice, calling us, or our website. We do not currently accept future Purchase Payment allocation instructions from you via email or other electronic communications, other than our website. Future allocation instruction changes we receive are effective on the Business Day we receive them in Good Order at our Service Center. If you change your future allocation instructions by writing or telephone, and you are participating in the automatic investment plan, dollar cost averaging program or the flexible rebalancing program, your instructions must include directions for the plan/program. If you change your future allocation instructions on our website and are participating in the automatic investment plan, dollar cost averaging program or flexible rebalancing program, you must contact us separately to change directions for your plan or program.

AUTOMATIC INVESTMENT PLAN (AIP)
The AIP makes additional Purchase Payments during the Accumulation Phase on a monthly or quarterly basis by electronic money transfer from your savings, checking or brokerage account. You can participate in AIP by completing our AIP form. Our Service Center must receive your form in Good Order by the first of the month in order for AIP to begin that same month. We process AIP Purchase Payments on the 20th of the month, or the next Business Day if the 20th is not a Business Day. We allocate AIP Purchase Payments according to your future allocation instructions which must comply with allocation requirements and restrictions stated in this section, and in section 11.a, Income Protector, section 11.b, Investment Protector, or section 11.c, Investment Plus. AIP has a maximum of $1,000 per month. We must receive your request to stop or change AIP at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Business Day we process AIP to make the change that month, with the following exception. If you begin Annuity Payments, AIP ends on the Business Day before the Income Date. If you select Income Protector, AIP ends on the Benefit Date. If you select Investment Protector, AIP ends on the third rider anniversary. If you select Investment Plus, AIP ends on the earlier of the third rider anniversary or the Benefit Election Date.

NOTE: For Owners of Qualified Contracts, AIP is not available if your Contract is funding a plan that is tax qualified under Section 401of the Internal Revenue Code.

DOLLAR COST AVERAGING (DCA) PROGRAM
The DCA program transfers Contract Value or Bonus Value (Contract Value plus any unvested bonus amounts if you select Bonus Option) monthly from the AZL Money Market Fund to your selected Investment Options. By allocating on a regularly scheduled basis, as opposed to making a one-time allocation, you may be less susceptible to market fluctuations. However, dollar cost averaging does not directly result in a Contract Value gain or protect against a market loss.

You can participate in either the six- or twelve-month DCA program by completing our DCA form. You can participate in this program, during the Accumulation Phase, one or more times. There are no fees for DCA transfers and currently, we do not count them against the free transfers we allow. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

If you choose to participate immediately in this program, we apply 100% of the initial Purchase Payment (including any applicable bonus) to the AZL Money Market Fund. If you choose to participate later, you must allocate at least an additional $1,500 to the AZL Money Market Fund. Each month while the program is in effect, we transfer Contract Value (or Bonus Value, if applicable) applied to the DCA program from the AZL Money Market Fund according to your future Purchase Payment allocation instructions.

Information on the AZL Money Market Fund can be found in section 5, Investment Options; Appendix A – Annual Operating Expenses for Each Investment Option; and in the AZL Money Market Fund prospectus that you can obtain from your Financial Professional or us by calling the toll-free telephone number at the back of this prospectus.

We make DCA transfers on the tenth of the month, or the next Business Day if the tenth is not a Business Day. We must receive your DCA form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these transfers or your participation does not begin until next month.

Your participation ends on the earliest of the following:
•	the Benefit Date when Lifetime Plus Payments begin, if you select Income Protector;
•	the Benefit Election Date when Lifetime Income Payments begin, if you select Investment Plus;
•	you request to end the program (your request must be received at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the tenth to end that month);
•	the DCA program period ends (which is either six or twelve months); or
•	your Contract ends.

If the DCA program ends at your request or because you request lifetime payments, on the Business Day your program ends, we transfer any remaining DCA program Contract Value (or Bonus Value, if applicable) in the AZL Money Market Fund according to your future allocation instructions.

NOTE: For Contracts with Income Protector, Investment Protector or Investment Plus, quarterly rebalancing transfers under these benefits do not move Contract Value allocated to the DCA program into or out of the AZL Money Market Fund.

FREE LOOK/RIGHT-TO-EXAMINE PERIOD
If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). If you cancel within the allowed period, in most states we return your Contract Value as of the day we receive your cancellation request. This may be more or less than your initial Purchase Payment. If you cancel a Bonus Option Contract, you forfeit the entire bonus amount (see section 11.e, Bonus Option). In certain states, or if you have an IRA Qualified Contract, we refund your Purchase Payments less withdrawals. Where we are required to refund Purchase Payments, we return Contract Value less fees and charges, if greater. In states that require return of Purchase Payments, we reserve the right to allocate your initial Purchase Payment (and any bonus) to the AZL Money Market Fund until the free look period ends, and then re-allocate your money according to your future Purchase Payment allocation instructions. If we do this, we return the greater of Purchase Payments less withdrawals, or Contract Value. For Owners in California age 60 or older, we are required to allocate your money to the AZL Money Market Fund during the free look period unless you specify otherwise on the appropriate form. In the Contract, the free look provision is also called the right-to-examine.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

4.	VALUING YOUR CONTRACT

Your Contract Value (and Bonus Value, if applicable) increases and decreases based on Purchase Payments (and any bonus), transfers, withdrawals, deduction of fees and charges, and your selected Investment Option performance.

We place Purchase Payments you allocate to the Investment Options into subaccounts under our Separate Account (Allianz Life Variable Account B). Each subaccount invests exclusively in one Investment Option. We use accumulation units to account for all amounts allocated to or withdrawn from each subaccount. If you request variable Annuity Payments during the Annuity Phase, we call this measurement an annuity unit.

ACCUMULATION UNITS
When we receive a Purchase Payment at our Service Center, we credit your Contract with accumulation units based on the Purchase Payment (and any bonus) amount and daily price (the net asset value) for your selected Investment Option. An Investment Option’s net asset value is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day’s price.

We arbitrarily set the initial accumulation unit value for each subaccount. On the Issue Date, the number of accumulation units in each subaccount is equal to the initial Purchase Payment (and any bonus) amount allocated to a subaccount, divided by that subaccount’s accumulation unit value.

Example

•	On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.
•	When the New York Stock Exchange closes on that Wednesday, we determine that the accumulation unit value is $13.25 based on your selected Investment Option.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount accumulation units for your selected Investment Option.

At the end of each Business Day, we adjust the number of accumulation units in each subaccount as follows. Additional Purchase Payments (and any bonus), and transfers into a subaccount increase the number of accumulation units. Withdrawals, transfers out of a subaccount, and the deduction of any Contract charge other than the M&E charge decrease the number of accumulation units. The M&E reduces the accumulation unit value, not the number of accumulation units.

Each Business Day, we calculate changes to each subaccount's accumulation unit value to reflect:

•	changes in the value of underlying Investment Option shares,
•	dividends (including income and capital gains) declared by the Investment Option with an ex-dividend date of that Business Day, and
•	the deduction of the M&E charge.

For more detailed information about how we determine each subaccount’s accumulation unit value, see the Statement of Additional Information – Accumulation Unit Values.

COMPUTING CONTRACT VALUE AND BONUS VALUE
We calculate your Contract Value (or Bonus Value, if you have a Bonus Contract) each Business Day by multiplying each subaccount’s accumulation unit value by its number of accumulation units, and then adding those results together for all subaccounts. If you have a Bonus Contract, we compute your Contract Value by deducting the unvested bonus amount from the Bonus Value. Your Contract Value and Bonus Value (if applicable) on any given Business Day is determined at the end of the prior Business Day. For example, your Contract Value on a Contract Anniversary reflects the number and value of the accumulation units at the end of the prior Business Day.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

5.	INVESTMENT OPTIONS

The following table lists this Contract’s Investment Options and their associated investment advisers and subadvisers, investment objectives, and primary investments. In the future, we may add, eliminate or substitute Investment Options. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

You should read the Investment Options’ prospectuses carefully. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. The operation of the Investment Options and their various risks and expenses are described in the Investment Options’ prospectuses. We send you the current copy of the Investment Options’ prospectus when we issue the Contract. (You can also obtain the current Investment Options’ prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)

Currently, the Investment Options are not publicly traded mutual funds. They are available only as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies that may or may not be affiliated with us or in some cases, through participation in certain qualified pension or retirement plans. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. Each Investment Option’s Board of Directors monitors for material conflicts, and determines what action, if any, should be taken. The names, investment objectives and policies of certain Investment Options may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the Investment Options investment results may be higher or lower than these other portfolios’ results. The investment advisers cannot guarantee, and make no representation, that these similar funds’ investment results are comparable even though the Investment Options have the same names, investment advisers, objectives, and policies.

Each Investment Option offered by the Allianz Variable Insurance Products Fund of Funds Trust (Allianz VIP Fund of Funds Trust) is a “fund of funds” and diversifies its assets by investing primarily in shares of several other affiliated mutual funds.

The Investment Options may pay 12b-1 fees to the Contract’s distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the Investment Options’ advisers, distributors and/or affiliates for administrative services and benefits we provide to the Investment Options. The compensation amount usually is based on the Investment Options’ aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum fee we currently receive is 0.50% annually of the average aggregate amount invested by us in the Investment Options.

The Allianz VIP Fund of Funds Trust underlying funds do not pay 12b-1 fees or service fees to the Trust, and the Trust does not charge 12b-1 fees or service fees. The Allianz VIP Fund of Funds Trust underlying funds or their advisers may pay service fees to us and our affiliates for providing customer service and other administrative services to you. Service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in these Investment Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

The following advisers and subadvisers are affiliated with us through common ownership: Allianz Investment Management LLC, Allianz Global Investors Capital, and Pacific Investment Management Company LLC.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

INVESTMENT OPTIONS

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
ALLIANZ FUND OF FUNDS
Managed by Allianz Investment Management LLC	AZL Balanced Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation with preservation of capital as an important consideration
Invests primarily in a combination of five underlying bond and equity index funds, to achieve a range generally from 40% to 60% of assets in the underlying equity index funds and 40% to 60% in the underlying bond index fund.

	AZL Fusion Balanced Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation with preservation of capital as an important consideration	Allocation among the underlying investments, to achieve a range generally from 40% to 60% of assets in equity funds and approximately 40% to 60% invested in fixed income funds.
	AZL Fusion Conservative Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation with preservation of capital as an important consideration	Allocation among the underlying investments, to achieve a range generally from 25% to 45% of assets in equity funds and approximately 55% to 75% invested in fixed income funds.
	AZL Fusion Growth Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation	Allocation among the underlying investments, to achieve a range generally from 70% to 90% of assets in equity funds and approximately 10% to 30% invested in fixed income funds.
	AZL Fusion Moderate Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation	Allocation among the underlying investments, to achieve a range generally from 55% to 75% of assets in equity funds and approximately 25% to 45% invested in fixed income funds.
	AZL Growth Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation
Invests primarily in a combination of five underlying bond and equity index funds, to achieve a range generally from 65% to 85% of assets in the underlying equity index funds and 15% to 35% in the underlying bond index fund.

ALLIANZ GLOBAL INVESTORS CAPITAL
Managed by Allianz Global Investors Capital	AZL Allianz AGIC Opportunity Fund	Small Cap	Capital appreciation
At least 65% of its assets in common stocks of “growth” companies (believed by the subadviser to have above-average growth prospects), with market capitalizations of less than $2 billion at the time of investment.

BLACKROCK
Managed by Allianz Investment Management LLC/BlackRock Capital Management, Inc.	AZL BlackRock Capital Appreciation Fund	Large Growth	Long-term growth of capital	Invests at least 80% of total assets in common and preferred stock and securities convertible into common and preferred stock of mid-size and large-size companies.
Managed by Allianz Investment Management LLC/BlackRock Investment Management, LLC	AZL International Index Fund	International	Match the performance of the MSCI EAFE® Index as closely as possible
Invests at least 80% of its assets in a statistically selected sampling of equity securities of companies included in the Morgan Stanley Capital International Europe, Australia and Far East Index (MSCI EAFE) and in derivative instruments linked to the MSCI EAFE index.

	AZL Mid Cap Index Fund	Mid Cap	Match the performance of the Standard & Poor’s MidCap 400® Index (“S&P 400 Index”) as closely as possible
Invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
Managed by Allianz Investment Management LLC/BlackRock Institutional Management Corporation	AZL Money Market Fund	Cash Equivalent	Current income consistent with stability of principal
Invests in a broad range of short-term, high quality U.S. dollar-denominated money market instruments, including government, U.S. and foreign bank, commercial and other obligations. During extended periods of low interest rates, and due in part to contract fees and expenses, the yield of the AZL Money Market Fund may also become extremely low and possibly negative.

Managed by Allianz Investment Management LLC/BlackRock Investment Management, LLC	AZL S&P 500 Index Fund	Large Blend	Match total return of the S&P 500®	Normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.
	AZL Small Cap Stock Index Fund	Small Cap	Match performance of the S&P SmallCap 600 Index®	Invests in a representative sample of stocks included in the S&P SmallCap 600 Index®, and in futures whose performance is related to the index, rather than attempting to replicate the index.
Managed by BlackRock Advisors, LLC/BlackRock Investment Management, LLC and BlackRock International Limited	BlackRock Global Allocation V.I. Fund	Specialty	High total investment return
Invests in both equity and debt securities, including money market securities, of issuers located around the world. Seeks diversification across markets, industries, and issuers. May invest in securities of companies of any market capitalization and in REITs.

COLUMBIA
Managed by Allianz Investment Management LLC/Columbia Management Investment Advisers, LLC	AZL Columbia Mid Cap Value Fund	Mid Cap	Long-term growth of capital
Invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell Midcap® Value Index at the time of purchase that the fund’s subadviser believes are undervalued and have the potential for long-term growth.

	AZL Columbia Small Cap Value Fund	Small Cap	Long-term capital appreciation
Invests at least 80% of net assets in equity securities of companies with market capitalizations in the range of the companies in the Russell 2000 Value Index® at the time of purchase that the subadviser believes are undervalued.

DAVIS
Managed by Allianz Investment Management LLC/Davis Selected Advisers, L.P.	AZL Davis NY Venture Fund	Large Value	Long-term growth of capital	Invests the majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion.
Managed by Davis Selected Advisers, L.P.	Davis VA Financial Portfolio	Specialty	Long-term growth of capital	At least 80% of net assets in securities issued by companies principally engaged in the financial services sector.
DREYFUS
Managed by Allianz Investment Management LLC/The Dreyfus Corporation	AZL Dreyfus Equity Growth Fund	Large Growth	Long-term growth of capital and income
Primarily invests in common stocks of large, well-established and mature companies. Normally invests at least 80% of its net assets in stocks that are included in a widely recognized index of stock market performance. May invest in non-dividend paying companies and up to 30% of its total assets in foreign securities.

EATON VANCE
Managed by Allianz Investment Management LLC/Eaton Vance Management	AZL Eaton Vance Large Cap Value Fund	Large Value	Total Return
Invests at least 80% of net assets in equity securities, primarily in dividend-paying stocks, of large-cap companies with market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index. May invest up to 25% of total assets in foreign securities, including emerging market securities.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
FIDELITY
Managed by Strategic Advisers, Inc.	Fidelity VIP FundsManager 50% Portfolio	Model Portfolio (Fund of Funds)	High total return
Invests in a combination of underlying Fidelity retail and variable insurance products funds using a target allocation of approximately 35% domestic equity funds, 15% international equity funds, 40% fixed income funds and 10% money market funds, to achieve portfolio characteristics similar to the VIP FundsManager 50% Composite Index.

	Fidelity VIP FundsManager 60% Portfolio	Model Portfolio (Fund of Funds)	High total return
Invests in a combination of underlying Fidelity retail and variable insurance products funds using a target allocation of approximately 42% domestic equity funds, 18% international equity funds, 35% fixed income funds and 5% money market funds, to achieve portfolio characteristics similar to the VIP FundsManager 60% Composite Index.

FRANKLIN TEMPLETON
Managed by Allianz Investment Management LLC/Franklin Advisory Services, LLC	AZL Franklin Small Cap Value Fund	Small Cap	Long-term total return
Under normal market conditions, invests at least 80% of its net assets in investments of small capitalization companies similar to those that comprise the Russell 2500™ Index at the time of investment.

Managed by Allianz Investment Management LLC/Franklin Mutual Advisers, LLC, Templeton Global Advisors Limited, and Franklin Advisers, Inc.	AZL Franklin Templeton Founding Strategy Plus Fund	Specialty	Long-term capital appreciation, with income as a secondary goal
Invests in a combination of subportfolios or strategies, each of which is managed by an asset manager that is part of Franklin Templeton. The strategies invest primarily in U.S. and foreign equity and fixed income securities.

Managed by Franklin Advisers, Inc.	Franklin High Income Securities Fund	High-Yield Bonds	High current income with capital appreciation as a secondary goal	Invests substantially in high yield, lower-rated debt securities (“junk bonds”) and preferred stocks.
	Franklin Income Securities Fund	Specialty	Maximize income while maintaining prospects for capital appreciation	Normally invests in debt and equity securities.
Administered by Franklin Templeton Services, LLC	Franklin Templeton VIP Founding Funds Allocation Fund	Model Portfolio (Fund of Funds)	Capital appreciation with income as a secondary goal.	Invests equal portions in Class 1 shares of the Franklin Income Securities Fund, Mutual Shares Securities Fund, and Templeton Growth Securities Fund.
Managed by Franklin Advisers, Inc.	Franklin U.S. Government Fund	Intermediate-Term Bonds	Income	At least 80% of its net assets in U.S. government securities.
Managed by Franklin Mutual Advisers, LLC	Mutual Global Discovery Securities Fund	International Equity	Capital appreciation	Invests primarily in U.S. and foreign equity securities that the manager believes are undervalued. Also invests, to a lesser extent, in risk arbitrage securities and distressed companies.
Managed by Franklin Mutual Advisers, LLC	Mutual Shares Securities Fund	Large Value	Capital appreciation, with income as a secondary goal	Invests primarily in U.S. and foreign equity securities that the manager believes are undervalued. Also invests, to a lesser extent, in risk arbitrage securities and distressed companies.
Managed by Franklin Advisers, Inc.	Templeton Global Bond Securities Fund	Intermediate-Term Bonds	High current income, consisent with preservation of capital, with capital appreciation as a secondary consideration	Normally invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.
Managed by Templeton Global Advisors Limited	Templeton Growth Securities Fund	International Equity	Long-term capital growth	Normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
GATEWAY
Managed by Allianz Investment Management LLC/Gateway Investment Advisors, LLC	AZL Gateway Fund	Specialty	Capture equity market investment returns, while exposing investors to less risk than other equity investments
Normally invests in a broadly diversified portfolio of common stocks, generally consisting of approximately 200 to 400 stocks, while also selling index call options and purchasing index put options. May invest in companies with small, medium or large market capitalizations and in foreign securities traded in U.S. markets.

INVESCO
Managed by Allianz Investment Management LLC/Invesco Advisers, Inc.	AZL Invesco International Equity Fund	International	Long-term growth of capital	At least 80% of its assets in a diversified portfolio of international equity securities whose issuers are considered by the fund’s subadviser to have strong earnings growth.
	AZL Van Kampen Equity and Income Fund	Specialty	Highest possible income consistent with safety of principal. Secondary objective of long-term growth of capital
Invests at least 65% of its total assets in income-producing equity securities and also invests in investment grade quality debt securities. May invest up to 25% ot total assets in foreign securities, including emerging market securities.

	AZL Van Kampen Growth and Income Fund	Large Value	Income and long-term growth of capital
Invests at least 65% of total assets in income-producing equity securities, including common stocks and convertible securities; also in non-convertible preferred stocks and debt securities rated “investment grade.” May invest  up to 25% of total assets in foreign securities, including emerging markets.

J.P. MORGAN
Managed by Allianz Investment Management LLC/J.P. Morgan Investment Management, Inc.	AZL JPMorgan U.S. Equity Fund	Large Blend	High total return	Invests at least 80% of its net assets, plus any borrowings for investment purposes, primarily in equity securities of large- and medium-capitalization U.S. companies.
MFS
Managed by Allianz Investment Management LLC/Massachusetts Financial Services Company	AZL MFS Investors Trust Fund	Large Blend	Capital appreciation
Invests primarily in equity securities of companies with large capitalizations that the subadviser believes has above average earnings growth potential, are undervalued, or in a combination of growth and value companies.

MORGAN STANLEY
Managed by Allianz Investment Management LLC/Morgan Stanley Investment Management, Inc.	AZL Morgan Stanley Global Real Estate Fund	Specialty	Income and capital appreciation
Invests at least 80% of assets in equity securities of companies in the real estate industry located throughout the world, including real estate investment trusts and real estate operating companies established outside the U.S.

	AZL Morgan Stanley International Equity Fund	International	Long term capital appreciation	Invests at least 80% of assets in a diversified portfolio of equity securities of issuers selected from a universe comprised of approximately 1,200 companies in non-U.S. markets.
	AZL Morgan Stanley Mid Cap Growth Fund	Mid Cap	Capital growth	At least 80% of net assets in common stocks and other equity securities of mid capitalization growth companies, with market capitalizations within the range of the Russell Midcap Growth Index.
PIMCO
Managed by Pacific Investment Management Company LLC	PIMCO EqS Pathfinder Portfolio	International Equity	Capital appreciation
Normally invests in equity securities, including common and preferred stock, of issuers that PIMCO believes are undervalued by the market in comparison to PIMCO’s own determination of the company’s value. Invests in securities and instruments that are economically tied to at least three countries (one of which may be the United States).

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
	PIMCO VIT All Asset Portfolio	Specialty (Fund of Funds)	Maximum real return consistent with preservation of real capital and prudent investment management	Invests substantially all of its assets in institutional class shares of the underlying PIMCO Funds.
	PIMCO VIT CommodityReal Return® Strategy Portfolio	Specialty	Maximum real return consistent with prudent investment management	Invests in commodity linked derivative instruments backed by a portfolio of inflation-indexed securities and other fixed income securities.
	PIMCO VIT Emerging Markets Bond Portfolio	Intermediate-Term Bonds	Maximum total return, consistent with preservation of capital and prudent investment management	At least 80% of its assets in fixed income instruments of issuers that economically are tied to emerging markets countries.
	PIMCO VIT Global Bond Portfolio (Unhedged)	Intermediate-Term Bonds	Maximum total return, consistent with preservation of capital and prudent investment management
At least 80% of its assets in fixed income instruments of issuers in at least three countries (one of which may be the U.S.), which may be represented by forwards or derivatives. May invest, without limitation, in securities economically tied to emerging market countries.

	PIMCO VIT Global Multi-Asset Portfolio	Specialty	Total return which exceeds a blend of 60% MSCI World Index/40% Barclays Capital U.S. Aggregate Index
Invests in a combination of affiliated and unaffiliated funds, fixed income instruments, equity securities, forwards and derivatives. Typically invests 20% to 80% of total assets in equity-related investments.

	PIMCO VIT High Yield Portfolio	High-Yield Bonds	Maximum total return, consistent with preservation of capital and prudent investment management
At least 80% of assets in a diversified portfolio of high-yield securities (“junk bonds”) rated below investment grade, but at least Caa by Moody’s or equivalently rated by S&P or Fitch. May invest up to 20% of total asets in securities denominated in foreign currencies.

	PIMCO VIT Real Return Portfolio	Intermediate-Term Bonds	Maximum real return, consistent with preservation of real capital and prudent investment management	At least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations.
	PIMCO VIT Total Return Portfolio	Intermediate-Term Bonds	Maximum total return, consistent with preservation of capital and prudent investment management
At least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

SCHRODER
Managed by Allianz Investment Management LLC/Schroder Investment Management North America Inc.	AZL Schroder Emerging Markets Equity Fund	Specialty	Capital appreciation
Invests at least 80% of its net assets in equity securities of companies that the subadviser believes to be “emerging market” issuers. May invest remainder of assets in securities of issuers located anywhere in the world.

TURNER
Managed by Allianz Investment Management LLC/Turner Investment Partners, Inc.	AZL Turner Quantitative Small Cap Growth Fund	Small Cap	Long-term growth of capital
At least 80% of its net assets in common stocks and other equity securities of U.S. companies with small market capitalizations (in the range of companies included in the Russell 2000® Growth Index), that the subadviser believes have strong earnings growth potential.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS
We may substitute another Investment Option for one of your selected Investment Options, for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. We may make substitutions with respect to your existing allocations, future Purchase Payment allocations, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain purchaser classes. We may limit further Investment Option allocations if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close Investment Options to additional allocations. The fund companies that sell Investment Option shares to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.

TRANSFERS BETWEEN INVESTMENT OPTIONS
You can make transfers between Investment Options, subject to the following restrictions. Currently, there is no maximum number of transfers allowed, but we may change this in the future. Transfers may be subject to a transfer fee, see section 7, Expenses.

The following applies to any transfer.

•
The minimum transfer is $1,000, or the entire Investment Option amount if less. We waive this requirement under the dollar cost averaging and flexible rebalancing programs, and under the allocation and transfer restrictions for Income Protector, Investment Protector or Investment Plus.

•	We may choose not to allow you to make transfers during the free look/right-to-examine period.
•	Your request for a transfer must clearly state the Investment Options involved and how much to transfer.
•
If you select Income Protector, Investment Protector or Investment Plus, your transfer instructions must comply with the “Investment Option Allocation Restrictions and Quarterly Rebalancing” in section 11.a, Income Protector; section 11.b, Investment Protector; or section 11.c, Investment Plus.

•	Your right to make transfers is subject to the Excessive Trading and Market Timing policy discussed later in this section.
•
Contract Value transfers between Investment Options do not change your future Purchase Payment allocation instructions or how we rebalance your Contract Value quarterly if you select Income Protector, Investment Protector or Investment Plus. To change this quarterly rebalancing when you make a transfer, you must also change your future allocation instructions.

We process transfer requests based on prices we determine after we receive your request in Good Order at our Service Center. If we do not receive your transfer request before the end of the current Business Day, even if due to our delay in answering your call or a delay caused by our electronic systems, you receive the next Business Day’s prices.

You can request transfers in writing, or electronically by telephone, fax, or website at http:// www.allianzlife.com. We do not currently accept transfer instructions from you through any other form of electronic communication. We accept transfer instructions from any Owner unless you instruct otherwise. We may also allow you to authorize someone else to request transfers on your behalf. We use reasonable procedures to confirm that electronic instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all website instructions. We reserve the right to deny any transfer request and to discontinue or modify our electronic transfer instruction privileges at any time for any reason.

Please note that telephone, fax and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider’s, or your Financial Professional’s, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your transfer request in writing to our Service Center.

By authorizing electronic transfer instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

In the future, Investment Options may add or change policies designed to restrict market timing activities. For example, Investment Options may impose restrictions on transfers between Investment Options in an affiliated group if the investment adviser to one or more of the Investment Options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, an Investment Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Investment Options’ prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Investment Option restrictions and actions taken by the Investment Options’ managers.

NOTE:

•
This Contract is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

•
For Partial Annuitizations, transfer instructions apply equally to the accumulation and all annuitization portions of the Contract. You cannot make transfers selectively within different portions of the Contract.

EXCESSIVE TRADING AND MARKET TIMING

We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Frequent transfers, programmed transfers, transfers into and then out of an Investment Option in a short period of time, and transfers of large amounts at one time (collectively referred to as “potentially disruptive trading”) may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.

•
Dilution of the interests of long-term investors in an Investment Option, if market timers or others transfer into an Investment Option at prices that are below their true value, or transfer out at prices above their true value.

•	An adverse effect on portfolio management, such as causing an Investment Option to maintain a higher level of cash or causing an Investment Option to liquidate investments prematurely.
•	Increased brokerage and administrative expenses.

We attempt to protect our Owners and the Investment Options from potentially disruptive trading through our excessive trading and market timing policies and procedures. Under these policies and procedures, we could modify your transfer privileges for some or all of the Investment Options. Unless prohibited by your Contract or applicable state law, we may:

•	Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).
•	Restrict the transfer method (for example, requiring all transfers be sent by first class U.S. mail and rescinding electronic transfer privileges).
•
Require a minimum time period between each transfer into or out of the same Investment Option. Our current policy, which is subject to change without notice, prohibits “round trips” within 14 calendar days. We do not include transfers into and/or out of the following Investment Options when available in your Contract: any fixed option, the AZL Money Market Fund, and Investment Options offered through the Allianz Variable Insurance Products Fund of Funds Trust. Round trips are transfers into and back out of the same Investment Option, or transfers out of and back into the same Investment Option.

•	Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.
•	Limit the dollar amount of any single Purchase Payment or transfer request to an Investment Option.
•	Impose redemption fees on short-term trading (or implement and administer an Investment Option’s redemption fees).
•	Prohibit transfers into specific Investment Options.
•	Impose other limitations or restrictions.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser’s, subadviser’s or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify your in writing if we impose transfer restrictions on you.

We do not include automatic transfers made under any of our programs or Contract features when applying our market timing policy.

We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.

We cannot guarantee the following.
•	Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.
•	Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.

In addition, some of the Investment Options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Investment Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for an Investment Option’s shares are subject to acceptance by that Investment Option’s manager. We reserve the right to reject, without prior notice, any Investment Option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of Investment Options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.

We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and how we apply trading restrictions, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a person is engaging in potentially disruptive trading, we may revoke that person’s electronic transfer privileges and require all future requests to be sent by first class U.S. mail. In the alternative, if the disruptive trading affects only a single Investment Option, we may prohibit transfers into or Purchase Payment allocations to that Investment Option. We notify the person or entity making the potentially disruptive trade when we revoke any transfer privileges.

The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

FLEXIBLE REBALANCING PROGRAM
Your selected Investment Options’ performance may cause the percentage of Contract Value in each Investment Option to change. Flexible rebalancing can help you maintain your selected allocation percentages. You can direct us to automatically adjust your Contract Value (and Bonus Value, if applicable) in the Investment Options on a quarterly, semi-annual or annual basis according to your instructions. We make flexible rebalancing transfers on the 20th of the month, or the prior Business Day if the 20th is not a Business Day. We must receive your flexible rebalancing program form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before rebalance, or you program does not begin until next month. If you participate in this program, there are no fees for the flexible rebalancing transfers and we do not currently count them against any free transfers we allow. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To end this program, we must receive your request at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the 20th to end that month.

NOTE: This program is not available if you select Income Protector, Investment Protector, or Investment Plus.

FINANCIAL ADVISERS – ASSET ALLOCATION PROGRAMS
If you have an investment adviser and want to pay their fees from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee and pay it to your adviser. We treat this fee payment as a withdrawal, and if any Owner is under age 59½ it may be subject to a 10% federal penalty tax. For tax purposes, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments. You should consult a tax adviser regarding the tax treatment of adviser fee payments.

Your investment adviser acts on your behalf, not ours. We are not party to your advisory agreement or responsible for your adviser’s actions. We do not set your adviser’s fee or receive any part of it. Any adviser fee you pay is in addition to this Contract’s fees and expenses. You should ask your adviser about compensation they receive for this Contract.

You can submit a written request to our Service Center on a form satisfactory to us to allow your adviser to make Investment Option transfers on your behalf. However, we reserve the right to review an adviser’s trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the adviser's trading history indicates excessive trading, we can deny your request. If we approve it, your adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.

VOTING PRIVILEGES
We legally own the Investment Option shares. However, when an Investment Option holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and this proportional voting, a small number of Owners may determine a vote’s outcome. If we determine we no longer need to get your voting instructions, we decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.

We determine your voting interest in an Investment Option as follows.
•
You can cast votes based on the dollar value of Investment Option’s shares in your Contract’s subaccount. We calculate this value based on the number and value of accumulation/annuity units for your Contract on the record date. We count fractional votes.

•	We determine the number of shares you can vote.
•	You receive proxy materials, a voting instruction form, and periodic reports on your selected Investment Options.

6.	OUR GENERAL ACCOUNT

Our general account holds all our assets other than our separate account assets. We own our general account assets and use them to support our insurance and annuity obligations, other than those funded by our separate accounts. These assets are subject to our general business operation liabilities, and may lose value. Subject to applicable law, we have sole investment discretion over our general account assets.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered our general account interests under the Securities Act of 1933. As a result, the SEC has not reviewed our general account prospectus disclosures.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We do not currently offer any general account investment choices during the Accumulation Phase. Any Contract Value you apply to fixed Annuity Payments during the Annuity Phase become part of our general account. Any guaranteed values greater than the Contract Value are subject to our claims paying ability.

7.	EXPENSES

Contract fees and expenses reduce your investment return and are described here in detail.

MORTALITY AND EXPENSE RISK (M&E) CHARGE
We calculate and accrue the M&E charge on a daily basis, at an annualized rate of the Investment Options’ net asset value. Each Business Day during the Accumulation Phase, we deduct this charge from your Investment Options’ assets. We also deduct this charge during the Annuity Phase on amounts you apply to variable Annuity Payments. Your M&E charge is as follows.

	M&E Charge
	Accumulation Phase	Annuity Phase
Base Contract	1.40%	1.40%
Additional Charges for Optional Benefits
Quarterly Value Death Benefit	0.30%	NA
Bonus Option	0.30%	0.30%
Short Withdrawal Charge Option	0.25%	NA
No Withdrawal Charge Option	0.35%	NA

The M&E charge compensates us for all your Contract’s benefits, including our contractual obligation to make Annuity Payments, certain Contract expenses, and assuming the expense risk that the current charges are less than future Contract administration costs. If the M&E charge covers these costs and risks, any excess is profit to us. We anticipate making such a profit.

RIDER CHARGE
If you select Income Protector, Investment Protector, or Investment Plus, we deduct a rider charge from your Contract Value (and Bonus Value, if applicable) during the Accumulation Phase while your benefit is in effect and your Contract Value is positive. The rider charge is an annualized rate that is accrued on a daily basis as a percentage of the Benefit Base under Income Protector, as a percentage of the Target Value under Investment Protector, or as a percentage of the Lifetime Income Value under Investment Plus. The Benefit Base and Lifetime Income Value are the amounts we use to calculate the initial annual maximum lifetime payments under your selected benefit.

We begin calculating the daily rider charge amount on the day after the rider effective date. We deduct the rider charge for each quarter at the end of the last Business Day before each Quarterly Anniversary with the following exceptions.

•	If you withdraw the total Contract Value, we first deduct the accumulated rider charge for the current Contract quarter and then process the withdrawal.

•	If your Contract ends due to death, we deduct the final rider charge before calculating the death benefit.

Rider Charge during the Accumulation Phase
	Maximum	Minimum	Current
Income Protector Single Lifetime Plus Payments Joint Lifetime Plus Payments	2.50% 2.75%	0.50% 0.50%	1.05% 1.20%
Investment Protector	2.50%	0.35%	0.90%
Investment Plus Single Lifetime Income Payments Joint Lifetime Income Payments	2.50% 2.50%	0.50% 0.50%	1.50% 1.50%

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We reserve the right to increase or decrease the rider charge on each Quarterly Anniversary, subject to a maximum and minimum. However, in any twelve-month period we cannot increase or decrease the rider charge for Income Protector or Investment Plus more than 0.50%, and for Investment Protector more than 0.35%. If we increase your rider charge, we notify you in writing at least 30 days in advance to allow you the option of removing the benefit before the charge increases.

We deduct this charge on a dollar for dollar basis from the Contract Value (and Bonus Value, if applicable), and we deduct it proportionately from your selected Investment Options. We deduct the rider charge before we use the Contract Value to compute any of your Contract’s guaranteed values, but this charge does not directly decrease these guaranteed values. If, on a Quarterly Anniversary the Contract Value at the end of the prior Business Day is less than the rider charge, we deduct your total remaining Contract Value to cover the rider charge and reduce your Contract Value to zero. If this deduction occurs after the Benefit Date, your Lifetime Plus Payments continue although we no longer assess or deduct the rider charge.

Changes to the Benefit Base, Target Value, or Lifetime Income Value change the rider charge amount. For example, if you receive an annual Lifetime Plus Payment increase because the Contract Value increased, both your Benefit Base and daily rider charge amount also increase. Similarly, an Excess Withdrawal decreases both your Benefit Base and daily rider charge amount.

This fee compensates us for the benefits provided by Income Protector, Investment Protector, or Investment Plus, including your benefit’s guarantees. If the rider charge covers these costs and risks, any excess is profit to us. We anticipate making such a profit.

CONTRACT MAINTENANCE CHARGE
Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses.

During the Accumulation Phase, we waive this charge if the Contract Value (or Bonus Value, if applicable) is at least $100,000 at the time we are to deduct the charge. We also waive this charge during the Annuity Phase if the Contract Value on the Income Date is at least $100,000. If you select fixed Annuity Payments and do not qualify for the waiver, we only deduct this charge once on the Income Date. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. If you own more than one Vision Contract, we waive the contract maintenance charge if the total Contract Value (or Bonus Value, if applicable) on all Vision Contracts registered under the same individual’s social security or tax identification number is at least $100,000.

During the Accumulation Phase, we deduct this charge on a dollar for dollar basis from the Contract Value (and Bonus Value, if applicable), determined at the end of the last Business Day before the Contract Anniversary. We deduct this charge proportionately from your selected Investment Options before we use the Contract Value to compute any of your Contract’s guaranteed values, but this charge does not directly decrease these guaranteed values. During the Annuity Phase, we collect a portion of the charge out of each variable Annuity Payment.

WITHDRAWAL CHARGE
You can take withdrawals from any portion of the Contract that is in the Accumulation Phase. A withdrawal charge applies if any part of a withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payment withdrawn (excluding any penalty-free withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract charges.

You are not subject to a withdrawal charge if you select the No Withdrawal Charge Option. We also do not assess a withdrawal charge on amounts we deduct to pay other Contract charges or penalty-free withdrawals. However, amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege. Penalty-free withdrawals include: withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit; payments under our minimum distribution program; Annuity Payments; Lifetime Plus Payments under Income Protector; and Lifetime Income Payments under Investment Plus.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis and we process withdrawal requests as follows.

1.
First, we withdraw from Purchase Payments that are beyond your Contract’s withdrawal charge period (for example, on a Base Contract, Purchase Payments we have had for seven or more complete years). This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

2.
If this is a partial withdrawal, we withdraw from the free withdrawal privilege (see section 8, Access to Your Money – Free Withdrawal Privilege). This withdrawal is not subject to a withdrawal charge and does not reduce the Withdrawal Charge Basis.

3.
Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract’s withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. This withdrawal reduces the Withdrawal Charge Basis.

4.
Finally, we withdraw any Contract earnings. Bonuses (if applicable) and earnings on them are considered Contract earnings for withdrawal charge purposes. This withdrawal is not subject to a withdrawal charge and does not reduce the Withdrawal Charge Basis.

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
	Base Contract(1)	Bonus Option Contract (2)	Short Withdrawal Charge Option Contract	No Withdrawal Charge Option Contract
0	8.5%	8.5%	8.5%	0%
1	8.5%	8.5%	7.5%	0%
2	7.5%	8.5%	5.5%	0%
3	6.5%	8%	3%	0%
4	5%	7%	0%	0%
5	4%	6%	0%	0%
6	3%	5%	0%	0%
7	0%	4%	0%	0%
8	0%	3%	0%	0%
9 years or more	0%	0%	0%	0%

(1)	In Mississippi, the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4%, 3%, and 0% for the time periods referenced.
(2)	Not available in Connecticut or Oregon. In Mississippi, the withdrawal charge is 8%, 8%, 8%, 8%, 7%, 6%, 5%, 3.5%, 1.5% and 0% for the time periods referenced.

Upon a full withdrawal, we first deduct any applicable contract maintenance charge and rider charge before we calculate the withdrawal charge. For a full withdrawal, we deduct any applicable withdrawal charge as a percentage of the Withdrawal Charge Basis from the total Contract Value and send you the remaining amount. For a partial withdrawal we deduct the amount you request, plus any applicable withdrawal charge from the total Contract Value (and Bonus Value, if applicable). We apply the withdrawal charge to this total amount and we pay you the amount you requested. For partial withdrawals, we deduct the charge proportionately from your selected Investment Options. If a partial withdrawal occurs on a day that we also assess the rider charge and/or contract maintenance charge, we assess these charges in this order after we deduct the withdrawal and any applicable withdrawal charge from the Contract Value.

The withdrawal charge compensates us for expenses associated with selling the Contract.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Example: You make an initial Purchase Payment of $30,000 on a Base Contract and make another Purchase Payment in the first month of the second Contract Year of $70,000. In the third month of the third Contract Year, your Contract Value is $110,000 and you request a $52,000 withdrawal. We withdraw money and compute the withdrawal charge as follows.

1)	Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.
2)
Amounts available under the free withdrawal privilege. You did not take any other withdrawals this year, so you can withdraw up to 12% of your total payments (or $12,000) without incurring a withdrawal charge.

3)
Purchase Payments on a FIFO basis. The total amount we withdraw from the first Purchase Payment is $30,000, which is subject to a 7.5% withdrawal charge, and you receive $27,750. We determine this amount as follows:

(amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:
$30,000 x 0.925 = $27,750.

Next we withdraw from the second Purchase Payment. So far, you received $39,750 ($12,000 under the partial withdrawal privilege and $27,750 from the first Purchase Payment), so we withdraw $12,250 from the second Purchase Payment to equal the $52,000 you requested. The second Purchase Payment is subject to an 8.5% withdrawal charge. We calculate the total amount withdrawn and its withdrawal charge as follows:

(the amount you receive) ÷ (1 – withdrawal charge) = amount withdrawn, or:
$12,250 ÷ 0.915 = $13,388
4)	Contract earnings. We already withdrew your requested amount, so this does not apply.

In total we withdrew $55,388 from your Contract, of which you received $52,000 and paid a withdrawal charge of $3,388.

Reduction or Elimination of the Withdrawal Charge

We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination.

NOTE:
•
Because we do not reduce the Withdrawal Charge Basis for penalty-free withdrawals or the deduction of other Contract charges, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value. Also, upon full withdrawal, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.

•
Withdrawals may have tax consequences and, if taken before age 59½, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

•	Partial Annuitizations reduce each Purchase Payment and the Withdrawal Charge Basis proportionately by the percentage of Contract Value you annuitize.
•	For Contracts issued in Washington: Penalty-free withdrawals reduce the Withdrawal Charge Basis It is equal to total Purchase Payments less any withdrawals (including any withdrawal charges).
•	For Contracts issued in Florida: The withdrawal charge can not exceed 10% of the Contract Value.

TRANSFER FEE
The first twelve transfers every Contract Year are free. After that, we deduct a $25 transfer fee for each additional transfer. We count all transfers made in the same Business Day as one transfer. The following are not considered free transfers, but they are not subject to a transfer fee: dollar cost averaging transfers, flexible rebalancing transfers, or quarterly rebalancing transfers under Income Protector, Investment Protector, or Investment Plus.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Currently, we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct it during the Annuity Phase. We deduct this fee on a dollar for dollar basis from the Contract Value (and Bonus Value, if applicable) determined at the end of the Business Day that we process the transfer request. If you are transferring from multiple Investment Options, we deduct this fee proportionately from the Investment Options from which the transfer is made. If you transfer the total amount in an Investment Option, we deduct a transfer fee from the amount transferred. We deduct this fee before we use the Contract Value to compute any of your Contract’s guaranteed values, but this fee does not directly decrease these guaranteed values.

PREMIUM TAX
Some states and other governmental entities (for example, municipalities) assess a tax (premium tax) on us based on Purchase Payments or amounts applied to Annuity Payments. We are responsible for paying this tax. Your Contract may indicate that we deduct this tax from your Contract Value. Currently, we do not deduct this tax, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.

INCOME TAX
Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.

INVESTMENT OPTION EXPENSES
The Investment Options’ assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables, Appendix A, and in the Investment Options’ prospectuses. These expenses reduce the Investment Options’ performance and, therefore, negatively affect your Contract Value and any guaranteed values or payments based on Contract Value. The Investment Options’ investment advisers provided us with the expense information in this prospectus and we did not independently verify it.

8.	ACCESS TO YOUR MONEY

The money in your Contract is available under the following circumstances:

•	by withdrawing your Contract Value;
•	by withdrawing the Target Value on the last Business Day before each Target Value Date (if you select Investment Protector);
•	by withdrawing the Protected Investment Value on the last Business Day before each Protected Investment Date (if you select Investment Plus);
•	by taking Lifetime Plus Payments (if you select Income Protector);
•	by taking Lifetime Income Payments (if you select Investment Plus);
•	by taking required minimum distributions (Qualified Contracts only);
•	by taking Annuity Payments; or
•	when we pay a death benefit.

You can take withdrawals from any part of the Contract that is in the Accumulation Phase. We process withdrawal requests based on values determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. Any withdrawal request received at or after the end of the current Business Day receives the next Business Day’s values.

Any partial withdrawal must be for at least $500.* The Contract Value after a partial withdrawal must be at least $2,000.** We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.

*	Does not apply to Lifetime Plus Payments, Lifetime Income Payments, systematic withdrawals, or required minimum distributions.
**	Does not apply to Lifetime Plus Payments or Lifetime Income Payments.

We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Investment Option unless you provide us with alternate instructions. If you select Income Protector, Investment Protector, or Investment Plus and take a partial withdrawal from specific Investment Options, the benefit’s quarterly rebalancing feature moves money back into those Investment Options at the end of the quarter unless you also change your future Purchase Payment allocation instructions.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

If you select a Bonus Option Contract and you have multiple bonuses, we reduce the oldest unvested bonus first (see section 11.f, Bonus Option). Partial withdrawals in excess of the free withdrawal privilege reduce unvested bonus amounts by the percentage of the Contract Value withdrawn, as shown in the following example.

When you take a full withdrawal of the total Contract Value, we process your request on the Business Day we receive it in Good Order at our Service Center:
•	based on the values determined at the end of the day,
•	less any rider charge,
•	less any withdrawal charge, and
•	less any contract maintenance charge.

See the Fee Tables and section 7, Expenses for a discussion of these charges.

We pay withdrawals within seven days of receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).

NOTE:
•	Ordinary income taxes and tax penalties may apply to any withdrawal you take.
•
We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals, surrenders, or death benefits until we receive instructions from the appropriate regulator.

•
For Contracts with Investment Protector or Investment Plus: The Target Value or Protected Investment Value is only guaranteed to be available on the last Business Day before each Target Value Date or Protected Investment Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options’ performance, and this is the value available to you upon withdrawal.

Example

•	You purchase a Bonus Option Contract, make an initial Purchase Payment of $100,000 and receive a $6,000 bonus.
•
You request a $50,000 partial withdrawal (not including the withdrawal charge) during the first Contract Year when the withdrawal charge is 8.5%. On the day of (but before) the partial withdrawal, your Contract Value is $110,600, the Bonus Value is $116,600, and your free withdrawal privilege is $12,000. Your bonus is not vested.

Calculating the total withdrawal charge:
Amount requested that is subject to a withdrawal charge (amount requested minus the free withdrawal privilege)
= $50,000 – $12,000 = ……………………………………………………………………………………………………..	$38,000.00
Divided by (1 minus the withdrawal charge percentage) = 1 – 0.085 = ……………………………………………………	÷ 0.915
Total amount subject to a withdrawal charge ………………………………………………………….……………………..	$41,530.05
Total withdrawal charge (amount withdrawn minus the amount requested) = $41,530.05 – $38,000.00 = …………..	$ 3,530.05

Reducing the Contract Value:
Contract Value on the day of (but before) the partial withdrawal ……………………………………………………...……	$110,600.00
Minus the total amount withdrawn (amount requested plus the total withdrawal charge)
= $50,000.00 + $3,530.05 = ……………………………………………………………………………………………..…	– 53,530.05
Contract Value after the partial withdrawal…………………………………………………………………………………….	$ 57,069.95

Reducing the unvested bonus:
Amount of the unvested bonus …………………………………………………………………………………………………	$ 6,000.00
Multiplied by the result of the total amount withdrawn, minus the free withdrawal privilege, divided by the Contract Value on the day of (but before the partial withdrawal)
= ($53,530.05 – $12,000) / $110,600 = ……………………………………………………………………………...…..	x 0.380
Reduction in the unvested bonus due to the partial withdrawal (0.38 x $6,000) …………………………………………	$ 2,280
Unvested bonus after the partial withdrawal = $6,000 – $2,280 = …………………………………………………………	$ 3,720

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

FREE WITHDRAWAL PRIVILEGE
Each Contract Year, you can withdraw up to 12% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. Withdrawals of Purchase Payments that are beyond the withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. Required minimum distribution payments are not subject to a withdrawal charge, but do reduce your free withdrawal privilege.

NOTE: The free withdrawal privilege is not available upon a full withdrawal (except for Contracts issued in Washington), or while you are receiving Lifetime Plus Payments or Lifetime Income Payments.

SYSTEMATIC WITHDRAWAL PROGRAM
If your Contract Value is at least $25,000, the systematic withdrawal program can provide automatic withdrawal payments to you. You can request to receive these withdrawal payments monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw under this program is $500, and there is no maximum. During the withdrawal charge period (if applicable), systematic withdrawals in excess of the free withdrawal privilege are subject to a withdrawal charge. We make systematic withdrawals on the ninth of the month, or the prior Business Day if the ninth is not a Business Day. We must receive your systematic withdrawal program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these withdrawals, or your program does not begin until the next month. This program ends at your request or when you withdraw your total Contract Value. However, we reserve the right to discontinue the systematic withdrawal program at any time and for any reason.

NOTE:
•	Ordinary income taxes and tax penalties may apply to systematic withdrawals.
•	The systematic withdrawal program is not available while you are receiving required minimum distribution payments, Lifetime Plus Payments or Lifetime Income Payments.

MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS
If you own a Qualified Contract, you can participate in the minimum distribution program during the Accumulation Phase. Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but they reduce the free withdrawal privilege amount during the Contract Year. We can make payments to you on a monthly, quarterly, semi-annual or annual basis. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We make RMD payments on the ninth of the month, or the prior Business Day if the ninth is not a Business Day. We must receive your program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these payments, or your program does not begin until the next month.

Lifetime Plus Payments or Lifetime Income Payments can also be used to satisfy your RMD needs. If you begin Lifetime Plus Payments or Lifetime Income Payments while participating in the minimum distribution program, RMD payments end on the Business Day immediately before the Benefit Date or Benefit Election Date (as applicable). You remain in the program (unless you choose to end it), and if your selected benefit’s payments and Excess Withdrawals taken during a calendar year do not fully satisfy your RMD, we do one of the following. If you selected Income Protector, we either increase your remaining Lifetime Plus Payment or send you an additional RMD payment to satisfy your RMD. If you selected Investment Plus, we send you an additional RMD payment to satisfy your remaining RMD needs. For more information, see the note in section 11.b, Income Protector – Calculating Your Lifetime Plus Payments, or section 11.c, Investment Plus – Calculating Your Lifetime Income Payments.

NOTE:
•	You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.
•	The minimum distribution program is not available while you are receiving systematic withdrawals.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

WAIVER OF WITHDRAWAL CHARGE BENEFIT
After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take a withdrawal and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We require proof of confinement in a form satisfactory to us before we waive the withdrawal charge.

NOTE FOR CONTRACTS ISSUED IN:
•	Massachusetts – The waiver of withdrawal charge benefit is not available.
•	New Hampshire – The definition of nursing home is an institution operated in accordance with state law.
•
Pennsylvania – The waiver is not available if the terminal illness was already diagnosed as of the Issue Date. Also, the nursing home confinement requirement is a total of 90 non-consecutive days within a six month period.

SUSPENSION OF PAYMENTS OR TRANSFERS
We may be required to suspend or postpone transfers or payments for withdrawals* for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	trading on the New York Stock Exchange is restricted;
•
an emergency (as determined by the SEC) exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares; or

•	during any other period when the SEC, by order, so permits for the protection of Owners.
*	Including Lifetime Plus Payments, Lifetime Income Payments, and/or Excess Withdrawals.

9.	THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value. Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can apply your Contract Value to regular periodic annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, we pay the amount that would have been paid at the true age or gender.

CALCULATING YOUR ANNUITY PAYMENTS
We base Annuity Payments upon the following:

•	The Contract Value on the Income Date.
•	Whether you request fixed payments, variable payments, or a combination of both fixed and variable Annuity Payments.
•	The age of the Annuitant and any joint Annuitant on the Income Date.
•	The gender of the Annuitant and any joint Annuitant where permitted.
•	The Annuity Option you select.
•	Your Contract’s mortality table.

We guarantee the dollar amount of fixed Annuity Payments and this amount does not change. Variable payments are not predetermined and the dollar amount changes with your selected Investment Options’ investment experience.

VARIABLE OR FIXED ANNUITY PAYMENTS
You can request Annuity Payments under Annuity Options 1-5 as:

•	a variable payout,
•	a fixed payout, or
•	a combination of both.

After the Income Date, you cannot make a transfer from a fixed Annuity Payment stream to variable, but you can transfer from a variable Annuity Payment stream and establish a new fixed Annuity Payment stream.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We base fixed Annuity Payments on your Contract’s interest rate and mortality table or current rates, if higher.

The dollar amount of variable Annuity Payments depends on the assumed investment rate (AIR) you select and your selected Investment Options’ performance. You can choose a 3%, 5% or 7% AIR.* The 7% AIR is not available in all states. Using a higher AIR results in a higher initial variable Annuity Payment, but future payments increase more slowly and decrease more rapidly. If your Investment Options’ actual performance exceeds your selected AIR, variable Annuity Payments increase. Similarly, if the actual performance is less than your selected AIR, variable Annuity Payments decrease.

*	The maximum available AIR in Florida is 4%, and the maximum AIR in Oregon is 5%.

If you choose a variable payout, you can invest in up to 15 Investment Options. We may change this in the future, but we will always allow you to invest in at least five Investment Options. If you do not instruct us, we base variable Annuity Payments on your future Purchase Payment allocation instructions. Currently, we require your initial Annuity Payment to be more than $50.

ANNUITY PAYMENT OPTIONS

You can choose one of the Annuity Options described below or any other payment option to which we agree. Before the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Income Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant, with payments for a guaranteed minimum period that you select.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount that you selected. If both Annuitants die shortly after the Income Date, the Payee may receive less than your investment in the Contract.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant, with payments for a minimum guaranteed period that you select.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. For a fixed payout, the amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option. For variable Annuity Payments, the amount of the refund depends on the current Investment Option allocation and is the sum of refund amounts attributable to each Investment Option.

Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 20-year guaranteed period are less than payout rates for a 10-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.

NOTE: If you do not choose an Annuity Option before the Income Date, we make variable Annuity Payments to the Payee under Annuity Option 2 with five years of guaranteed monthly payments.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

WHEN ANNUITY PAYMENTS BEGIN
Annuity Payments begin on the Income Date. Your scheduled Income Date is the maximum permitted date allowed for your Contract, which is the first day of the calendar month following the later of: a) the Annuitant’s 90th birthday, or b) the tenth Contract Anniversary. Your scheduled Income Date may be different if the Contract is issued to a charitable remainder trust. An earlier Income Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for a different, earlier or later Income Date after the Issue Date, but any such request is subject to applicable law and our approval. An earlier or later Income Date may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence. Your Income Date must be the first day of a calendar month at least two years after the Issue Date.* The Income Date cannot be later than what is permitted under applicable law.

*	In Florida, the earliest acceptable Income Date is one year after the Issue Date.

NOTE:
•
If on the maximum permitted Income Date your Contract Value is greater than zero, you must take a Full Annuitization. We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under the default option described in the “Annuity Payments” discussion of this section. Upon Full Annuitization you no longer have Contract Value, a death benefit and any other periodic withdrawal or payments other than Annuity Payments.

•
For Contracts with Income Protector or Investment Protector: If on the maximum permitted Income Date you are receiving Lifetime Plus Payments or Lifetime Income Payments, your Contract Value is greater than zero and you choose to take fixed Annuity Payments under either Annuity Option 1 or 3, we make the following guarantee.

For single Lifetime Plus Payments or Lifetime Income Payments, if you choose Annuity Option 1 (Life Annuity) where the sole Annuitant is the sole Covered Person, then your fixed Annuity Payments equals the greater of:

•	annual fixed Annuity Payments under Annuity Option 1 based on the Contract Value; or
•	the current annual maximum Lifetime Plus Payment or Lifetime Income Payment available to you.

For joint Lifetime Plus Payments or Lifetime Income Payments, if you choose Annuity Option 3 (Joint and Last Survivor Annuity) with Annuity Payments to continue at a level of 100% to the surviving joint Annuitant, and both joint Annuitants are the joint Covered Persons, then your fixed Annuity Payments equals the greater of:

•	annual fixed Annuity Payments under Annuity Option 3 based on the Contract Value; or
•	the current annual maximum Lifetime Plus Payment or Lifetime Income Payment available to you.

However, if you select any other Annuity Option, or if you choose to take variable Annuity Payments, these guarantees do not apply. If you take a Full Annuitization while receiving Lifetime Plus Payments or Lifetime Income Payments, both your payments and benefit end as discussed in section 11.a, Income Protector – When Income Protector Ends.

PARTIAL ANNUITIZATION
Only a sole Owner can take Partial Annuitizations under Annuity Options 1, 2, or 5. The Owner must be the Annuitant and we do not allow joint Annuitants. You cannot take a new Partial Annuitization while receiving Lifetime Plus Payments or Lifetime Income Payments. We allow you to annuitize less than your total Contract Value in a Partial Annuitization. If you take a Partial Annuitization, your Contract is in both the Accumulation and Annuity Phases at the same time. We allow one Partial Annuitization every twelve months, up to a maximum of five. If you have four Partial Annuitizations and want a fifth, you must take a Full Annuitization of the total remaining Contract Value. You cannot add Contract Value to the part of a Contract that has been partially annuitized, or transfer values that have been partially annuitized to any other part of the Contract. Partial Annuitizations are not subject to a withdrawal charge (if applicable), but they decrease the Contract Value, Withdrawal Charge Basis, death benefit, and any of your Contract’s guaranteed values.

NOTE: A recent tax law change allows a Partial Anuitization under a life Annuity Option on a Non-Qualified Contract to receive the same income tax treatment as a Full Annuitization. However, this income tax treatment does not apply to a Partial Annuitization on a Qualified Contract. You should consult a tax adviser before requesting a Partial Annuitization.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

10.	DEATH BENEFIT

“You” in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.

The Base Contract provides the Traditional Death Benefit. If available, you can instead select the Quarterly Value Death Benefit at Contract issue (see section 11.d, Quarterly Value Death Benefit). Death benefits are only available during the Accumulation Phase.

If you die during the Accumulation Phase, we process the death benefit using prices determined after we receive both due proof of death the death benefit payment election in Good Order at our Service Center. If we receive this information at or after the end of the current Business Day, we use the next Business Day’s values. We consider due proof of death to be any of the following: a copy of a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit they are entitled to when we receive their required information in Good Order at our Service Center. Also, any part of the death benefit that is in the Investment Options remains there until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Investment Options continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we no longer accept additional Purchase Payments or process transfer requests.

TRADITIONAL DEATH BENEFIT
We determine the Traditional Death Benefit as of the end of the Business Day during which we receive in Good Order at our Service Center, both due proof of death and the death benefit payment election. It is the greater of the Contract Value (after deduction of the final rider charge, if applicable), or the Traditional Death Benefit value.

The Traditional Death Benefit value is the total of all Purchase Payments received, reduced by the percentage of Contract Value withdrawn (including any withdrawal charge), determined at the end of each Business Day. Withdrawals include Lifetime Plus Payments, Excess Withdrawals, and Partial Annuitizations, but do not include amounts we withdraw for other Contract charges.

The Traditional Death Benefit ends upon the earliest of the following.

•	The Business Day before the Income Date that you take a Full Annuitization.
•	The Business Day that the Traditional Death Benefit value and Contract Value are both zero.
•	When the Contract ends.

NOTE:
•
For Bonus Option Contracts: Bonus amounts are included in the portion of the death benefit based on Contract Value, but only as the bonus vests. We do not include the bonus in the portion of the death benefit based on Purchase Payments.

•	For Contracts with Income Protector, Investment Protector or Investment Plus: We restrict additional Purchase Payments, which limits your Traditional Death Benefit value.

DEATH OF THE OWNER AND/OR ANNUITANT
The appendix to the Statement of Additional Information includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

DEATH BENEFIT PAYMENT OPTIONS DURING THE ACCUMULATION PHASE
If you do not designate a death benefit payment option, a Beneficiary must select one of the options listed below. If Option A (lump sum payment) is selected, we pay the amount within seven days of our receipt of due proof of death and death benefit payment election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any applicable tax consents and/or state forms.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Spousal Continuation: If the Beneficiary is the deceased Owner’s spouse, he or she can choose to continue the Contract with their portion of the death benefit in his or her own name. Spouses must qualify as such under federal law to continue the Contract. An election by the spouse to continue their portion of the Contract must be made on the death claim form before we pay the death benefit. If the surviving spouse continues the Contract, at the end of the Business Day we receive in Good Order at our Service Center both due proof of death and death benefit payment election, we increase their portion of the Contract Value to equal their portion of the death benefit if that amount is greater. For Contracts with Income Protector, Investment Protector, or Investment Plus, a Contract Value increase may not increase the Benefit Base, Target Value, or Lifetime Income Value (if applicable). If the surviving spouse continues their portion of the Contract, he or she may exercise all of the Owner’s rights, including naming a new Beneficiary or Beneficiaries. However, if the surviving spouse is not a Covered Person and the Contract included Income Protector or Investment Plus, both the benefit and any Lifetime Plus Payments or Lifetime Income Payments end.

Option A: Lump sum payment of the death benefit. We do not deduct the contract maintenance charge.

Option B: Payment of the entire death benefit within five years of the date of any Owner’s death.

Option C: If the Beneficiary is an individual, payment of the death benefit as an Annuity Payment over the Beneficiary’s lifetime, or over a period not extending beyond the Beneficiary’s life expectancy. This means only Annuity Options 1, 2 and 5 are available. Distribution must begin within one year of the date of the Owner’s death. We waive the contract maintenance charge on any portion of the death benefit applied to fixed Annuity Payments, or if the Contract Value on the Income Date is at least $100,000. We continue to assess the full contract maintenance charge on each Beneficiary’s death benefit portion applied to variable Annuity Payments if they do not qualify for the waiver.

Any portion of the death benefit not applied to Annuity Payments within one year of the date of the Owner’s death must be distributed within five years of the date of death.

If the Contract is owned by a non-individual, then we treat the death of any Annuitant as the death of an Owner for purposes of the Internal Revenue Code’s distribution at death rules, which are set forth in Section 72(s) of the Code.

In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract is interpreted and administered in accordance with Section 72(s) of the Internal Revenue Code.

Other rules may apply to Qualified Contracts.

11.	SELECTION OF OPTIONAL BENEFITS

Check with your Financial Professional regarding availability of optional benefits. Each optional benefit carries an additional M&E charge or a rider charge. For more information, please see the Fee Tables and section 7, Expenses.

•
Income Protector. This benefit provides guaranteed lifetime income payments (called Lifetime Plus Payments) with continued access to both Contract Value and a death benefit for a period of time as described in section 11.a, Income Protector.

•
Investment Protector. This benefit provides a level of future protection for your principal and any annual investment gains, assuming you hold the Contract for the required period, as described in section 11.b, Investment Protector.

•
Investment Plus. This benefit provides guaranteed lifetime income payments (Lifetime Income Payments, similar to Income Protector’s Lifetime Plus Payments) with continued access to both Contract Value and a death benefit for a period of time, and/or before lifetime income payments begin, a level of future protection for your principal and any quarterly investment gains, assuming you hold the Contract for the required period (similar to Investment Protector) as described in section 11.c, Investment Plus.

•	Quarterly Value Death Benefit. This benefit locks in any quarterly investment gains to provide an increased death benefit as described in section 11.d, Quarterly Value Death Benefit.

•
Bonus Option. This benefit provides a 6% bonus on Purchase Payments received before age 81 (subject to a three-year vesting schedule) and has a higher and longer withdrawal charge schedule as described in section 11.e, Bonus Option. Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.

•	Short Withdrawal Charge Option. This benefit shortens the Base Contract’s withdrawal charge period from seven to four years as described in section 11.f, Short Withdrawal Charge Option.

•	No Withdrawal Charge Option. This benefit eliminates the Base Contract’s withdrawal charge as described in section 11.g, No Withdrawal Charge Option.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

At issue you first select one of the following: Base Contract, Bonus Option, Short Withdrawal Charge Option or No Withdrawal Charge Option. You then choose whether to add the Quarterly Value Death Benefit to your Contract. After we issue the Contract, you cannot remove any of these optional benefits from your Contract.

If you select the No Withdrawal Charge Option or Quarterly Value Death Benefit you must also select either Income Protector, Investment Protector or Investment Plus at issue. Otherwise, you can select Income Protector, Investment Protector or Investment Plus at issue, or on a Quarterly Anniversary (if available). Income Protector and Investment Plus are available before the older Covered Person’s 81st birthday. Investment Protector is available before the older Owner’s 81st birthday (or the Annuitant’s 81st birthday if the Owner is a non-individual). Once selected, you can remove your benefit subject to certain restrictions. If you select the No Withdrawal Charge Option, you can only remove Income Protector, Investment Protector or Investment Plus if we increase the rider charge, or if you simultaneously replace your selected living benefit (e.g., Income Protector) with another living benefit (e.g., Investment Protector). If you remove Income Protector, Investment Protector or Investment Plus from your Contract, it is not available for future selection.

REPLACING OPTIONAL BENEFITS

You can replace a benefit one time as follows if you meet the age selection requirement and the new benefit is available.
•	Replace Investment Protector with Income Protector.
•	Replace Income Protector with Investment Protector.

These are the only replacements we allow. Replacements include both the simultaneous removal and addition of benefits on a Quarterly Anniversary, as well as removing one benefit on a Quarterly Anniversary and adding another benefit on a future Quarterly Anniversary. If you select the No Withdrawal Charge Option, any replacement of Investment Protector or Income Protector must happen simultaneously. The guarantees of the new benefit may be more or less than the benefit you are replacing.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Primary Differences Between Income Protector, Investment Protector and Investment Plus
	Income Protector	Investment Protector	Investment Plus
What are the benefit features?	Lifetime income payments (Lifetime Plus Payments) with continued access to both Contract Value and a death benefit.	A future Contract Value guarantee (the Target Value)
A future Contract Value guarantee (the Protected Investment Value) before you request optional lifetime income payments (Lifetime Income Payments) with continued access to both Contract Value and a death benefit.

On whom do we base the benefit?	The Covered Person(s), who must either be Owners, Annuitant or Beneficiaries.	The Owner (or Annuitant if Owner is a non-individual).	The Covered Person(s), who must either be Owners, Annuitant or Beneficiaries.
What are the charges?	The current rider charge for single Lifetime Plus Payments is 1.05% of the Benefit Base, or 1.20% for joint Lifetime Plus Payments.	The current rider charge is 0.90% of the Target Value.	The current rider charge for single Lifetime Income Payments is [ ]% of the Lifetime Income Value, or [ ]% for joint Lifetime Income Payments.
Can the rider charge increase?	Yes, on each Quarterly Anniversary up to 2.50% for single or 2.75% for joint, or we can decrease it to 0.50%. However, we cannot increase or decrease it more than 0.50% in any twelve-month period.	Yes, on each Quarterly Anniversary up to 2.50% or we can decrease it to 0.35%. However, we cannot increase or decrease it more than 0.35% in any twelve-month period.	Yes, on each Quarterly Anniversary up to 2.50%, or we can decrease it to 0.50%. However, we cannot increase or decrease it more than 0.50% in any twelve-month period.
Do we restrict additional Purchase Payments?	We only accept additional Purchase Payments before the Benefit Date. We also annually limit additional payments to all payments received in the first quarter, without our prior approval.	We only accept additional Purchase Payments before the third rider anniversary. We also annually limit additional payments to all payments received in the first quarter, without our prior approval.
We only accept additional Purchase Payments before the earlier of the third rider anniversary or the Benefit Election Date. We also annually limit additional payments to all payments received in the first quarter, without our prior approval.

Do we restrict allocations and transfers?	Yes, and the restrictions are set when you select the benefit and do not change over time.	Yes, and the restrictions change over time.	Yes, and the restrictions are set when you select the benefit and do not change over time.
Is there a waiting period to access the benefit?	No, if the Covered Person(s) meet the minimum exercise age requirement when you select the benefit.	The earliest available initial Target Value Date is ten years after you select the benefit (the tenth rider anniversary).	The earliest available initial Protected Investment Date is the tenth rider anniversary. Lifetime income can begin immediately if the Covered Person(s) meet the minimum exercise age requirement.
Is there a mandatory beginning date?	No, but if you do not begin taking Lifetime Plus Payments during the eligibility period, the benefit ends.	Yes. The initial Target Value Date is when the Contract Value guarantee first takes effect. Additional dates occur every five years.
Yes, if you select an initial Protected Investment Date and do not begin Lifetime Income Payments before this date. Additional dates occur every ten years before you begin payments. Payments are only available during the eligibility period.

What are the guaranteed values?
The Benefit Base determines the initial Lifetime Plus Payment. It is based on the greater of the highest quarterly Contract Value, or quarterly simple interest applied to Purchase Payments adjusted for withdrawals for a guaranteed number of years. Each quarter we reset the simple interest to equal the Contract Value, if greater.
The Target Value is the greater of a percentage of the highest Contract Anniversary value, or total Purchase Payments adjusted for withdrawals.
The Protected Investment Value determines the future Contract Value guarantee. It is based on the greater of a percentage of the highest quarterly Contract Anniversary value, or total Purchase Payments adjusted for withdrawals.The Lifetime Income Value determines the initial Lifetime Income Payment. It is based on the highest quarterly Contract Value.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

11.a INCOME PROTECTOR

We designed Lifetime Plus Payments to last for the lifetime of the Covered Person(s). If all Covered Persons die before Lifetime Plus Payments begin, this benefit ends and payments are not available to you. You can begin payments immediately if the Covered Person(s) meet the minimum exercise age requirement (see “Requesting Lifetime Plus Payments”). You choose your payment frequency and amount subject to an annual maximum. Once established, the annual maximum Lifetime Plus Payment can increase, but it cannot decrease unless you take an Excess Withdrawal.

There are several important points to consider before selecting Income Protector.

•	If you do not begin Lifetime Plus Payments during the eligibility period, the benefit ends and you will have paid for the benefit without receiving any of its advantages.
•	Joint Lifetime Plus Payments are not available if there is more than a 30-year age difference between Covered Persons.
•	This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
•	This benefit does not create Contract Value or guarantee Investment Option performance.
•	If you select the No Withdrawal Charge Option, you can only remove Income Protector as discussed under “Removing Income Protector” below.
•
If you select this benefit, we restrict additional Purchase Payments and Contract Value allocations and transfers, and rebalance your Contract Value quarterly. These restrictions support the benefit’s guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Benefit Base.

•	If you take less than the annual maximum Lifetime Plus Payment, you may not receive an annual payment increase.

Please discuss Income Protector’s appropriateness with your Financial Professional and tax adviser.

SELECTING INCOME PROTECTOR
You can select Income Protector at issue or on any subsequent Quarterly Anniversary once before the older Covered Person’s 81st birthday. Covered Person(s) are discussed in section 2, Ownership.

You can select Income Protector after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the rider effective date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the rider effective date must be at least $10,000 (or $25,000 if you selected the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

REMOVING INCOME PROTECTOR
You can remove Income Protector from your Contract once while the Contract Value is positive. If you remove this benefit, it is not available for future selection. If you select the No Withdrawal Charge Option, you can only remove this benefit if we increase the rider charge, or if you simultaneously replace it with Investment Protector.

You can remove Income Protector by completing the appropriate form. If we increase this benefit’s rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

On the rider termination date Lifetime Plus Payments (if applicable) stop, we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

LIFETIME PLUS PAYMENT OVERVIEW
We base your initial Lifetime Plus Payment on the Benefit Base and payment percentage. When payments begin (Benefit Date), the Benefit Base is the greater of:

•	Contract Value as of the end of the last Business Day before the Benefit Date,
•	highest Contract Value from any prior Quarterly Anniversary (Quarterly Anniversary Value), or
•
quarterly simple interest applied to Purchase Payments adjusted for withdrawals for a guaranteed number of years. Each quarter we reset the simple interest to equal the Contract Value, if greater (Annual Increase).

We determine your payment percentage by using the Annual Maximum Lifetime Plus Payment Table. We establish your Contract’s Annual Maximum Lifetime Plus Payment Table on the rider effective date and we cannot change it. The current Annual Maximum Lifetime Plus Payment Table is as follows:

Annual Maximum Lifetime Plus Payment Table
Age band of the Covered Person (or younger Covered Person for joint Lifetime Plus Payments)	Annual maximum Lifetime Plus Payment percentage
60 – 64	4.0%
65 – 79	4.5%
80+	5.5%

In the future, we may change the Annual Maximum Lifetime Plus Payment Table for newly issued Contracts. The minimum payment percentage that we may offer in the future is 3% and the maximum is 8%. We may also add payment percentages for age bands that begin as low as age 50, or as high as age 85.

The annual maximum Lifetime Plus Payment is the amount you are entitled to receive each year, but you can choose to take less. Your annual maximum Lifetime Plus Payment may increase based on the Covered Person’s age and/or if the Contract Value increases. However, your annual maximum payment does not increase just as a result of the Covered Person moving into a new age band; the result of the current Contract Value multiplied by the increased payment percentage must be greater than your current annual maximum payment for your payment to increase. For more information, see the “Automatic Annual Lifetime Plus Payment Increases.”

NOTE: For Contracts issued in Delaware and Minnesota, the maximum payment percentage we may offer in the future is 6%.

BENEFIT BASE
The Benefit Base determines both your rider charge and your initial annual maximum Lifetime Plus Payment. The greater the Benefit Base, the greater the initial annual maximum Lifetime Plus Payment you can take.

On the rider effective date, and on each Business Day before the Benefit Date, the Benefit Base is equal to the greater of the Quarterly Anniversary Value or the Annual Increase. On the Benefit Date, we compare your Benefit Base to the Contract Value using the values determined at the end of the prior Business Day and increase your Benefit Base to equal this Contract Value if it is greater.

On and after the Benefit Date, your Benefit Base only changes if you take an Excess Withdrawal, or we increase your annual maximum Lifetime Plus Payment. Changes in the Benefit Base also change your daily rider charge amount. Excess Withdrawals reduce your Benefit Base by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process the withdrawal. An annual payment increase may increase or decrease your Benefit Base at the end of the last Business Day before a Benefit Anniversary as follows.

•	If we increase your annual maximum Lifetime Plus Payment because the Contract Value increased, we increase your Benefit Base by the same percentage that we increased the payment.
•
If we increase your annual maximum Lifetime Plus Payment because the current payment percentage multiplied by the current Contract Value results in a higher payment, we change your Benefit Base to equal this Contract Value. This change may increase or decrease your Benefit Base.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

QUARTERLY ANNIVERSARY VALUE
While the benefit is in effect, we only calculate the Quarterly Anniversary Value before the Benefit Date.

If the rider effective date is the Issue Date, the Quarterly Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. If the rider effective date occurs after the Issue Date, the Quarterly Anniversary Value is initially equal to the Contract Value at the end of the prior Business Day.

At the end of each Business Day, we adjust the Quarterly Anniversary Value as follows.

•	We increase it by the amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary, we compare the Quarterly Anniversary Value to the Contract Value using the values determined at the end of the prior Business Day and increase the Quarterly Anniversary Value to equal this Contract Value if it is greater.

ANNUAL INCREASE
While the benefit is in effect, we only calculate the Annual Increase before the Benefit Date.

On each Quarterly Anniversary during the guarantee years, we apply a simple interest increase of one-fourth of the annual increase percentage to the Purchase Payments adjusted for withdrawals (or the Contract Value on the rider effective date, if applicable). Next, we compare this value to the Contract Value and increase it to equal the Contract Value if the Contract Value is greater (reset). We then apply any future simple interest increases to the reset value. Contract Value resets occur during the entire period we calculate the Annual Increase, not just during the guarantee years.

We establish your Contract’s number of guarantee years and annual increase percentage on the rider effective date and we cannot change them. The current number of guarantee years is 20, the current annual increase percentage is 8%, and the current quarterly simple interest increase is 2%. In the future, we may change the number of guarantee years and annual increase percentage for newly issued Contracts. The minimum number of guarantee years that we may offer in the future is five and the maximum is 20. The minimum annual increase percentage that we may offer in the future is 4% and the maximum is 10%, which means the minimum quarterly simple interest increase we may offer in the future is 1% and the maximum is 2.5%.

If the rider effective date is the Issue Date, both the Annual Increase and increase base are initially equal to the Purchase Payment received on the Issue Date. If the rider effective date occurs after the Issue Date, both the Annual Increase and increase base are initially equal to the Contract Value at the end of the prior Business Day.

At the end of each Business Day, we adjust both the Annual Increase and increase base as follows.

•	We increase them by the amount of any additional Purchase Payments.
•
We reduce them by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary on or before the maximum rider anniversary, the Annual Increase is equal to:

a + (b x (c – d))

Where:
a =	The Annual Increase at the end of the prior Business Day;
b =	The annual increase percentage we set on the rider effective date divided by four;
c =	The increase base at the end of the prior Business Day; and
d =	Purchase Payments* received on or after the prior Quarterly Anniversary. If you select this benefit at issue, we exclude from “d” any Purchase Payments received before the first Quarterly Anniversary.

*	We reduce each Purchase Payment by the percentage of any Contract Value withdrawn, determined at the end of each Business Day.

The maximum rider anniversary is the Quarterly Anniversary that occurs on the number of guarantee years after the rider effective date. For example, if the Issue Date is June 1, 2009, the rider effective date is September 1, 2009, and the number of guarantee years is 20 years, then the maximum rider anniversary is September 1, 2029.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We then compare this Annual Increase to the Contract Value at the end of the prior Business Day and increase both the Annual Increase and the increase base to equal this Contract Value if it is greater. As previously stated, these resets can occur during the entire period we calculate the Annual Increase.

NOTE: For Bonus Option Contracts, bonus amounts are not included in the parts of the Quarterly Anniversary Value or Annual Increase that are based on Purchase Payments, and are also not included in the parts of this value that are based on Contract Value until they are vested.

REQUESTING LIFETIME PLUS PAYMENTS
You request Lifetime Plus Payments by completing a payment election form. Lifetime Plus Payments begin on the Benefit Date, which must be either the 1st or 15th of a calendar month. Your Benefit Date is the next available date that occurs at least 15 calendar days after we receive your request in Good Order at our Service Center. At least one Covered Person must be alive on the Benefit Date in order for Lifetime Plus Payments to begin. You cannot submit this form until the younger Covered Person reaches the exercise age, or once the older Covered Person reaches age 91. We establish your Contract’s exercise age on the Issue Date and we cannot change it. The current exercise age is age 60. In the future, we may change the exercise age for newly issued Contracts to be as low as age 50 or as high as age 85.

You can receive Lifetime Plus Payments semi-monthly, monthly, quarterly, semi-annually, or annually. If the scheduled payment date does not fall on a Business Day, we make the payment on the next Business Day.

You can change your payment frequency once each Benefit Year while your Contract Value is positive. Once your Contract Value reduces to zero, you receive your maximum Lifetime Plus Payment at the previous selected payment frequency. You must provide notice of any requested payment frequency change to our Service Center at least 30 days before the Benefit Anniversary. If the change is available, we implement it on the Benefit Anniversary and it remains in effect until the benefit ends or you request another change.

If your Contract Value reduces to zero for any reason other than a withdrawal while this benefit is in effect and before the Benefit Date, we calculate your annual maximum Lifetime Plus Payment and begin making annual payments to you on the next available Benefit Date. If the Benefit Date has not occurred six months before the older Covered Person reaches age 91, we send you written notice that the benefit is about to end. If the benefit ends before Lifetime Plus Payments begin, you will have paid for the benefit without receiving any of its advantages.

Once Lifetime Plus Payments begin:

•	You cannot take new Partial Annuitizations.
•	You cannot make additional Purchase Payments so the Traditional Death Benefit value (if applicable) no longer increases.
•	Any active automatic investment plan and/or systematic withdrawal or dollar cost averaging programs end.
•	The free withdrawal privilege is not available.
•	You can only remove Income Protector while the Contract Value is positive. If you remove this benefit, the restrictions listed above do not apply on or after the rider termination date.
•	You can only change the Owner if you selected joint Lifetime Plus Payments and:
–	an Owner dies and the spouse continues the Contract, or
–	you remove a joint Covered Person who is also a Joint Owner from the Contract. In this case, the remaining Covered Person must become the new sole Owner.
•	The rider charge continues until the rider termination date, or the Business Day the Contract Value reduces to zero.
•	If you select the Quarterly Value Death Benefit, its additional M&E charge continues until that benefit ends.
•	If you take a Full Annuitization, Lifetime Plus Payments stop and Income Protector ends.
•
The Contract Value continues to fluctuate as a result of Investment Option performance, and it decreases on a dollar for dollar basis with each Lifetime Plus Payment, any Excess Withdrawal, and the deduction of Contract charges other than the M&E charge.

•
Lifetime Plus Payments do not reduce your Benefit Base, but Excess Withdrawals reduce your Benefit Base and annual maximum Lifetime Plus Payment by the percentage of Contract Value withdrawn (including any withdrawal charge). Excess Withdrawals may cause your Lifetime Plus Payments to stop and Income Protector to end.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

•
Each Lifetime Plus Payment and any Excess Withdrawal reduces the Traditional Death Benefit value (or the Quarterly Anniversary Value under the Quarterly Value Death Benefit, if applicable) by the percentage of Contract Value withdrawn (including any withdrawal charge).

•
Any part of your annual maximum Lifetime Plus Payment that you do not withdraw in a given Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.

•
We may increase your annual maximum Lifetime Plus Payment on every Benefit Anniversary before the older Covered Person reaches age 91. If you receive a payment increase, we may also change your Benefit Base.

NOTE: If you select Income Protector when the older Covered Person is age 80, we extend the latest available Benefit Date by 30 calendar days in order to allow you to receive the maximum benefit from the Annual Increase.

CALCULATING YOUR LIFETIME PLUS PAYMENTS
The annual maximum Lifetime Plus Payment is the amount you are entitled to receive each Benefit Year. On the Benefit Date, the initial annual maximum Lifetime Plus Payment is equal to the Benefit Base multiplied by the current payment percentage, determined by using the Annual Maximum Lifetime Plus Payment Table (see “Lifetime Plus Payment Overview” earlier in this section). On the Benefit Date, if your initial annual maximum Lifetime Plus Payment is less than $100, this benefit ends.

The annual maximum Lifetime Plus Payment is the amount you are entitled to, but you can choose to take less. The annual actual Lifetime Plus Payment is the total amount you choose to receive each year. Any part of your annual maximum payment that you do not withdraw in a given Benefit Year is not added to the annual maximum payment available next year. Each Lifetime Plus Payment you receive is equal to the annual actual Lifetime Plus Payment divided by the number of payments you chose to receive during the Benefit Year. The initial actual Lifetime Plus Payment must either be zero, or at least $100.

We deduct each Lifetime Plus Payment, Excess Withdrawal, and any additional payments resulting from a required minimum distribution, proportionately from the Investment Options. We continue to rebalance the Contract Value quarterly among the Investment Options according to your future Purchase Payment allocation instructions while this benefit is in effect. You can also continue to make transfers between the Investment Options while your benefit is in effect, subject to the restrictions set out in section 5, Investment Options – Transfers Between Investment Options, and the “Investment Option Allocation and Transfer Restrictions” discussion later in this section.

If your Contract Value reduces to zero for any reason other than an Excess Withdrawal, then Lifetime Plus Payments continue until the deaths of all Covered Persons.

Excess Withdrawals
Your annual maximum Lifetime Plus Payment only decreases if you take an Excess Withdrawal. An Excess Withdrawal is a withdrawal you take while you are receiving Lifetime Plus Payments, that when added to any other withdrawals taken during the Benefit Year and your annual actual payment, is greater than your current annual maximum payment. If your actual Lifetime Plus Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Lifetime Plus Payment, and not an Excess Withdrawal. Excess Withdrawals include any applicable withdrawal charge.

For example, assume your annual maximum Lifetime Plus Payment is $2,000 and you choose to take $1,000 annually. Within a Benefit Year, you can withdraw up to $1,000 and we consider that to be an additional actual Lifetime Plus Payment. If you withdraw $1,200, we consider the first $1,000 to be an additional actual Lifetime Plus Payment and the next $200 to be an Excess Withdrawal.

Any partial Excess Withdrawal must comply with the restrictions in section 8, Access to Your Money and the following provisions. If your Contract Value is less than $2,000, you can only withdraw the total remaining Contract Value (less any rider charge). Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, you must withdraw the total remaining Contract Value (less any rider charge). We also review how each partial Excess Withdrawal would hypothetically reduce your current annual maximum Lifetime Plus Payment. On the Business Day you take a partial Excess Withdrawal, if the current Benefit Base (after reduction for the Excess Withdrawal) multiplied by the age-based payment percentage as of the prior Benefit Anniversary is less than $100, you must withdraw the total remaining Contract Value (less any rider charge). If you take an Excess Withdrawal of the total remaining Contract Value your entire Contract ends.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Excess Withdrawals reduce your annual maximum Lifetime Plus Payment on the next Benefit Anniversary after the withdrawal by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process each withdrawal.

NOTE:

•
For Qualified Contracts, if we calculate a required minimum distribution (RMD) based on this Contract, after making all Lifetime Plus Payments for the calendar year, we determine whether this calendar year’s total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We do not consider this payment to be an Excess Withdrawal, and it is not subject to a withdrawal charge. However, it does reduce your death benefit.

•
For required annuitization, if on the maximum permitted Income Date you are receiving Lifetime Plus Payments, we guarantee to pay you the greater of your maximum Lifetime Plus Payment or fixed Annuity Payments based on the Contract Value under Annuity Option 1 or Annuity Option 3. If you select any other Annuity Option, or if you choose variable Annuity Payments, this guarantee does not apply. For more information, see section 9, The Annuity Phase.

AUTOMATIC ANNUAL LIFETIME PLUS PAYMENT INCREASES
We may change your annual maximum Lifetime Plus Payment on each Benefit Anniversary before the older Covered Person reaches age 91 as follows.

•
If you took your annual maximum Lifetime Plus Payment during the last Benefit Year, we increase next year’s annual maximum payment if the Contract Value at the end of the prior Business Day is greater than the Contract Value from one year ago (which is the end of the last Business Day before the prior Benefit Anniversary, or the Benefit Date if this is the first Benefit Anniversary). This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 5%, we also increase your annual maximum Lifetime Plus Payment by 5%.

•	If the current payment percentage multiplied by the Contract Value at the end of the prior Business Day results in a higher annual maximum Lifetime Plus Payment.

If your actual Lifetime Plus Payment is an exact dollar amount, an automatic annual payment increase does not increase your actual payment. However, if your actual Lifetime Plus Payment is a percentage of your annual maximum Income Advantage Payment, an automatic annual payment increase does increase your actual payment.

NOTE: Automatic annual Lifetime Plus Payment increases are not available once the older Covered Person reaches age 91, or on or after the Business Day your Contract Value reduces to zero.

TAXATION OF LIFETIME PLUS PAYMENTS
We treat Lifetime Plus Payments as withdrawals for tax purposes. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the total Lifetime Plus Payment is most likely subject to ordinary income tax. For both Qualified and Non-Qualified Contracts, if we reduce the exercise age in the future to below age 59½, and any Owner is younger than age 59½ while receiving Lifetime Plus Payments, the payments may be subject to a 10% federal penalty tax. If you are taking withdrawals from the Contract under Section 72(t) or 72(q) of the Internal Revenue Code and you begin Lifetime Plus Payments before the required series of withdrawals is complete, you may incur additional penalties, including a 10% federal penalty tax.

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING
Under Income Protector, we restrict your Investment Option selection. By selecting this benefit, you agree to allow us to rebalance your Contract Value quarterly, as described here. We put these restrictions in place to support Income Protector’s guarantees and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, they may limit the upside potential to your Investment Option returns, which may limit your Contract Value and Benefit Base.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We establish your Contract’s Investment Option allocation and transfer restrictions on the rider effective date and we cannot change them. We currently require you to allocate 100% of your total Contract Value to Investment Option Group C. In the future, we could offer additional Investment Option groups with as few as five total Investment Options in all groups. If we offer multiple Investment Option groups in the future, we may also move Investment Options from a more restrictive group to a less restrictive group, but we cannot move Investment Options the other way.

Income Protector Investment Option Group C
AZL Balanced Index Strategy Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Moderate Fund
AZL Gateway Fund
AZL Growth Index Strategy Fund
AZL Money Market Fund
AZL Van Kampen Equity and Income Fund
BlackRock Global Allocation V.I. Fund
Fidelity VIP FundsManager 50% Portfolio
Fidelity VIP FundsManager 60% Portfolio

Franklin High Income Securities Fund
Franklin U.S. Government Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT Global Multi-Asset Portfolio
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

We may add, remove or substitute Investment Options from this group. We secure all necessary SEC and other governmental approvals before removing or substituting an Investment Option. We send you written notice regarding additions, removals or substitutions. When an Investment Option within a group is removed or substituted, we send your written notice 30 days before the removal or substitution date.

We rebalance your Contract Value quarterly until this benefit ends according to your future Purchase Payment allocation instructions. The rebalancing occurs at the end of the last Business Day before each Quarterly Anniversary. Your Investment Options’ performance may cause your chosen allocations to shift. Quarterly rebalancing helps you maintain your selected allocation mix. There are no fees for the quarterly rebalancing transfers we make, and we do not count them against any free transfers that we allow. To change this quarterly rebalancing, you must change your future Purchase Payment allocation instructions. Any requested change to these instructions must comply with the restrictions stated here or we reject your change.

WHEN INCOME PROTECTOR ENDS
Before the Benefit Date, Income Protector ends on the earliest of the following.
•	The Business Day we process your request to remove this benefit from your Contract (the rider termination date).
•
For single Lifetime Plus Payments where the Contract is jointly owned by non-spouses, the date of death of any Joint Owner. This means Income Protector may end even if the sole Covered Person is still alive.

•
The date of death of all Covered Persons. If joint Covered Persons were not federally recognized spouses as of the date of the first Covered Person’s death, spousal continuation of the Contract is not available and Income Protector ends as of this date of death.

•	The older Covered Person’s 91st birthday.
•	The Business Day before the Income Date you take a Full Annuitization.
•	The Business Day we process your request for a full withdrawal.
•	When the Contract ends.

On and after the Benefit Date, Income Protector ends on the earliest of the following.
•	The rider termination date we remove this benefit from your Contract (only available while your Contract Value is positive).
•	The Business Day you take an Excess Withdrawal of the total Contract Value.
•	The Business Day before the Income Date that you take a Full Annuitization (only available while your Contract Value is positive).
•	On the Benefit Date if the initial annual maximum Lifetime Plus Payment is less than $100.
•	For single Lifetime Plus Payments when the Contract is solely owned or owned by a non-individual, the date of death of the Covered Person.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

•	For single Lifetime Plus Payments where the Contract is jointly owned, if the Contract Value has been reduced to zero, the date of death of the Covered Person.
•
For single Lifetime Plus Payments where the Contract is jointly owned by non-spouses, if the Contract Value has not been reduced to zero, the date of death of any Joint Owner. This means Income Protector may end even if the sole Covered Person is still alive.

•
For single Lifetime Plus Payments where the Contract is jointly owned by non-spouses, if the Contract Value has not been reduced to zero, the date of death of any Joint Owner unless the surviving spouse is the Covered Person and continues the Contract. If the surviving spouse who is also the Covered Person continues the Contract, this benefit ends on the date of death of the Covered Person.

•
For joint Lifetime Plus Payments, the date of death of the last surviving Covered Person. However, if a Covered Person dies and the surviving spouse who is also a Covered Person elects to receive the death benefit instead of continuing the Contract, then Lifetime Plus Payments stop and this benefit ends as of the end of the Business Day during which we receive in Good Order at the Service Center, both due proof of death and an election of the death benefit payment option. If joint Covered Persons were not federally recognized spouses as of the date of the first Covered Person’s death, spousal continuation of the Contract is not available and the Income Protector ends as of this date of death.

•	When the Contract ends.

11.b INVESTMENT PROTECTOR

Investment Protector provides, during the Accumulation Phase, a level of protection for your principal and any annual investment gains through the Target Value which is available at a future point you select, called the Target Value Date. The earliest initial Target Value Date you can select is the tenth rider anniversary and additional Target Value Dates occur on every subsequent fifth rider anniversary. The Target Value is only guaranteed to be available to you on the last Business Day before each Target Value Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options’ performance, and this is the value available to you upon withdrawal.

There are several important points to consider before selecting Investment Protector.

•	This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
•	This benefit does not guarantee Investment Option performance.
•	If you select the No Withdrawal Charge Option, you can only remove Investment Protector as discussed under “Removing Investment Protector” below.
•
If you select this benefit, we restrict additional Purchase Payment and Contract Value allocations and transfers and rebalance your Contract Value quarterly. These restrictions support the benefit’s guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Target Value.

•	The Target Value does not lock in any Contract Value gains that occur between rider anniversaries.
•	The Target Value does not provide any guarantee to your Contract Value before the initial Target Value Date, or during the period between Target Value Dates.

Please discuss Investment Protector’s appropriateness with your Financial Professional.

SELECTING INVESTMENT PROTECTOR
You can select Investment Protector at issue or on any subsequent Quarterly Anniversary once before the older Owner’s 81st birthday (or the Annuitant’s 81st birthday if the Owner is a non-individual).

You can select Investment Protector after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the rider effective date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the rider effective date must be at least $10,000 (or $25,000 if you selected the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE: For Contracts issued in Massachusetts, Investment Protector is only available at issue.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

REMOVING INVESTMENT PROTECTOR
You can remove Investment Protector from your Contract once while the Contract Value is positive. If you remove this benefit, it is not available for future selection. If you select the No Withdrawal Charge Option, you can only remove this benefit if we increase the rider charge, or if you simultaneously replace it with Income Protector.

You can remove Investment Protector by completing the appropriate form. If we increase this benefit’s rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

On the rider termination date we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

TARGET VALUE DATES
Investment Protector guarantees that on each Target Value Date until the benefit ends, your Contract Value cannot be less than the Target Value (described next in this section). You select the initial Target Value Date when you select this benefit. The earliest available initial Target Value Date is the tenth rider anniversary, and the latest date is the rider anniversary prior to the older Owner’s 91st birthday (or the Annuitant’s 91st birthday if the Owner is a non-individual). Additional Target Value Dates occur on every fifth rider anniversary after the initial Target Value Date while this benefit is in effect.

For example, you purchase a Contract as the sole Owner on September 1, 2009 and you are age 70. You select Investment Protector on the first Quarterly Anniversary, December 1, 2009 and you are still age 70. The earliest available initial Target Value Date is December 1, 2019 and the latest date is December 1, 2029. If you select the earliest available initial date (December 1, 2019), subsequent Target Value Dates would occur on December 1st in 2024, 2029, 2034, etc.

If your Contract Value is less than the Target Value at the end of the last Business Day before each Target Value Date (or on the next Business Day if this date is not a Business Day), we credit your Contract Value with the difference. This credit is available for immediate withdrawal, subject to any applicable withdrawal charge and penalty tax. This is the only day the Target Value is guaranteed to be available to you. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options’ performance, and this is the value available to you upon withdrawal. We allocate this credit to your selected Investment Options based on the percentage of Contract Value in each Investment Option on the date of the credit. We apply the credit to your Contract after we do any quarterly Contract Value rebalancing. For tax purposes, we treat the credit as earnings under the Contract. However, if the Contract Value at the time of a credit is less than net Purchase Payments (total Purchase Payments less any payments withdrawn) then we may treat some or all of the credit as a Purchase Payment when applying the withdrawal charge if you withdraw the total Contract Value. This is similar to when the Contract Value is less than net Purchase Payments, but the Contract Value then experiences a gain immediately before you take a complete withdrawal (see section 7, Expenses – Withdrawal Charge).

Initial Target Value Date Resets
After the rider effective date, you can reset the initial Target Value Date before the older Owner’s 81st birthday (or the Annuitant’s 81st birthday if the Owner is a non-individual). Resets are only available if your Contract Value is at least equal to the Target Value using the values determined at the end of the last Business Day before the rider anniversary that we process your reset request. The earliest new initial Target Value Date is ten rider anniversaries after we process your request, and the latest available date is the rider anniversary prior to the older Owner’s 91st birthday (or the Annuitant’s 91st birthday if the Owner is a non-individual). You request a reset by completing the appropriate form. We process your request as of the immediately preceding rider anniversary (or on the next Business Day if the anniversary is not a Business Day) once we receive your request in Good Order at our Service Center. For the request to be in Good Order, we must receive this form within 30 days after a rider anniversary. If we receive your request outside this time period, we reject your request. The reset date is the rider anniversary that we process your request.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Initial Target Value Date resets may change the maximum amount you can allocate to your selected Investment Options, but a reset does not automatically change your allocations. To change your allocations on a reset, you must also change your future Purchase Payments allocation instructions and they must comply with the current maximum allowable allocations.

TARGET VALUE
The Target Value determines both your rider charge and if you receive a Contract Value credit on each Target Value Date. We only calculate the Target Value while the benefit is in effect.

On each Business Day the Target Value is equal to the greater of the result of the Rider Anniversary Value multiplied by the current guarantee percentage, or if you:

•	select the benefit at issue, total Purchase Payments reduced by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process each withdrawal.
•
select the benefit after issue, the Contract Value at the end of the last Business Day before the rider effective date, plus all Purchase Payments received on or after the rider effective date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the rider effective date.

•
reset the initial Target Value Date, the Contract Value at the end of the last Business Day before the reset date, plus all Purchase Payments received on or after the reset date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the reset date.

Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges. We establish your Contract’s guarantee percentage on the rider effective date and we cannot change it. The current guarantee percentage is 100%. In the future, we may change the guarantee percentage for newly issued Contracts to as low as 80%, but it cannot be greater than 100%.

If the rider effective date is the Issue Date, the Rider Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. If the rider effective date occurs after the Issue Date, the Rider Anniversary Value is initially equal to the Contract Value at the end of the prior Business Day.

At the end of each Business Day, we adjust the Rider Anniversary Value as follows.
•	We increase it by the amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each rider anniversary, we compare the Rider Anniversary Value to the Contract Value using the values determined at the end of the prior Business Day and increase the Rider Anniversary Value to equal this Contract Value if it is greater.

NOTE: For Bonus Option Contracts, bonus amounts are not included in the parts of the Target Value based on Purchase Payments until they are vested, and are also not included in the parts of this value that are based on Contract Value.

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING

Under Investment Protector, we restrict your Investment Option selection. By selecting this benefit, you agree to allow us to rebalance your Contract Value quarterly, as described here. We put these restrictions in place to support Investment Protector’s guarantees, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, they may limit the upside potential to your Investment Option returns, which may limit your Contract Value and Target Value.

We establish your Contract’s Investment Option allocation and transfer restrictions on the rider effective date and we cannot change them. We may add, remove or substitute Investment Options from these groups. We secure all necessary SEC and other governmental approvals before removing or substituting an Investment Option. We may also move Investment Options from a more restrictive group to a less restrictive group, but we cannot move Investment Options the other way. We send you written notice regarding additions, removals or substitutions. When an Investment Option in one of these groups is removed or substituted, we send your written notice 30 days before the removal or substitution date.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

These are the current Investment Option groups. In the future, we may change the Investment Options that make up these groups. The minimum number of Investment Option Groups we may offer in the future is one, and the minimum total number of Investment Options we may offer in all groups is five.

TABLE 1: Investment Protector Investment Option Groups
Group A
AZL Allianz AGIC Opportunity Fund
AZL Columbia Small Cap Value Fund
AZL Franklin Small Cap Value Fund
AZL Fusion Growth Fund
AZL Morgan Stanley Global Real Estate Fund
AZL Schroder Emerging Markets Equity Fund

AZL Small Cap Stock Index Fund
AZL Turner Quantitative Small Cap Growth Fund
Davis VA Financial Portfolio
Franklin Income Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
PIMCO VIT CommodityRealReturn Strategy Portfolio

Group B
AZL BlackRock Capital Appreciation Fund
AZL Columbia Mid Cap Value Fund
AZL Davis NY Venture Fund
AZL Dreyfus Equity Growth Fund
AZL Eaton Vance Large Cap Value Fund
AZL International Index Fund
AZL Invesco International Equity Fund
AZL JPMorgan U.S. Equity Fund
AZL Mid Cap Index Fund

AZL MFS Investors Trust Fund
AZL Morgan Stanley International Equity Fund
AZL Morgan Stanley Mid Cap Growth Fund
AZL S&P 500 Index Fund
AZL Van Kampen Growth and Income Fund
Mutual Global Discovery Securities Fund
Mutual Shares Securities Fund
PIMCO EqS Pathfinder Portfolio
Templeton Growth Securities Fund

Group X	Group Y
AZL Balanced Index Strategy Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Moderate Fund
AZL Gateway Fund
AZL Growth Index Strategy Fund
AZL Van Kampen Equity and Income Fund
BlackRock Global Allocation V.I. Fund
Fidelity VIP FundsManager 50% Portfolio
Fidelity VIP FundsManager 60% Portfolio
PIMCO VIT All Asset Portfolio
PIMCO VIT Global Multi-Asset Portfolio

AZL Money Market Fund
Franklin High Income Securities Fund
Franklin U.S. Government Fund
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

The maximum allowed Contract Value allocation for Investment Option Groups A, B and X is as follows. The minimum required Contract Value for Investment Option Group Y appears in Table 3 on the next page.

TABLE 2 : Investment Protector

Maximum Percentage of Contract Value Allowed in Investment Option Groups A, B and X
Based on the Number of Rider Years* to the Initial Target Value Date
and the Comparison of Contract Value (CV) to the Target Value (TV)

Number of Rider Years* to the Initial Target Value Date	CV = 94%+ of TV	CV = 88% to < 94% of TV	CV = 82% to < 88% of TV	CV = 76% to < 82% of TV	CV = 70% to < 76% of TV	CV = 64% to < 70% of TV	CV = 58% to < 64% of TV	CV = 52% to < 58% of TV	CV = 46% to < 52% of TV	CV = 40% to < 46% of TV	CV = 34% to < 40% of TV	CV = 28% to < 34% of TV	CV = 22% to < 28% of TV	CV = 16% to < 22% of TV	CV = 10% to < 16% of TV	CV = 4% to < 10% of TV	CV < 4% of TV
33+	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%
32	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%
31	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%
30	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%
29	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%
28	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%
27	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%
26	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%
25	95%	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%
24	95%	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%
23	95%	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%
22	95%	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%
21	95%	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%
20	95%	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%
19	95%	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%
18	95%	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%
17	95%	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%
16	90%	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%
15	85%	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%
14	80%	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%
13	75%	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%
12	70%	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%
11	65%	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%
10	60%	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%
9	55%	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%
8	50%	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%
7	45%	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
6	40%	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
5	35%	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
4	30%	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
3	25%	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
2	20%	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
1	15%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
Initial Target Value Date and beyond	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%

*
We round the number of years until the initial Target Value Date up to the next whole number. For example, when you are seven rider years and four months away from your initial Target Value Date, in this table you are eight rider years from the initial Target Value Date.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

The maximum Contract Value allocation for Investment Option Group A and the minimum required Contract Value allocation for Investment Option Group Y depends on the maximum allowed allocation for Groups A, B and X as follows.

TABLE 3: Investment Protector
When the maximum % of Contract Value allowed in Groups A, B and X is…	then the maximum % of Contract Value allowed in Group A is…	and the minimum % of Contract Value required in Group Y is…
95%	30%	5%
90%	30%	10%
85%	25%	15%
80%	25%	20%
75%	20%	25%
70%	20%	30%
65%	15%	35%
60%	15%	40%
55%	10%	45%
50%	10%	50%
45%	5%	55%
40%	5%	60%
35%	5%	65%
30%	5%	70%
25%	5%	75%
20%	5%	80%
15%	5%	85%
10%	5%	90%

You can only make Investment Option transfers if they comply with these restrictions. Transfers do not change your future Purchase Payment allocation instructions or how we rebalance your Contract Value each quarter. To change this quarterly rebalancing, you must change your future allocation instructions. Any requested change to these instructions must comply with the restrictions stated here or we reject your change.

We automatically rebalance your Contract Value quarterly until this benefit ends. The rebalancing occurs at the end of the last Business Day before each Quarterly Anniversary. There are no fees for the quarterly rebalancing transfers we make, and we do not count them against any free transfers we allow. This rebalancing applies to your selected Investment Options in Groups A, B, X and Y. If you are participating in the DCA program, quarterly rebalancing transfers do not apply to the Contract Value you apply to the AZL Money Market Fund under that program.

If your future allocation instructions allocate 5% to the Investment Options in Group A; and 10% or less to the Investment Options in the combined Groups A, B and X; we rebalance according to your future allocation instructions. Otherwise, we determine your Investment Option allocations at the end of the last Business Day before each Quarterly Anniversary as follows. First, we establish the maximum allowed allocation for each Investment Option group. Then, we compute the required allocations for each Investment Option group, which are your future allocation instructions adjusted downward to match the new maximum allowable group allocation if necessary. Lastly, we rebalance your Contract Value according to the new required allocation for each Investment Option.

Determining the Maximum Allowed and Minimum Required Group Allocation

Combined Groups A, B and X. The new maximum allowed allocation for Groups A, B, and X on each Quarterly Anniversary is the lesser of the maximum allowed allocation from the prior Quarterly Anniversary, or as set out in Table 2 (which appears earlier in this section).

Groups A and Y. We then use Table 3 and the new maximum allowed allocation for Groups A, B and X to determine the new maximum allowed allocation for Group A and minimum required allocation for Group Y.

Combined Groups B and X. The new maximum allowed allocation for Groups B and X is the new maximum allowed allocation for Groups A, B and X, less the new required allocation for Group A, computed as described next in this section.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Determining the Required Group Allocation

On the rider effective date, we require your future Purchase Payment allocation instructions to comply with maximum allowed and minimum required group allocations set out in Tables 2 and 3. On each subsequent Quarterly Anniversary, we determine the new required group allocations as follows.

1.	Your current future allocation instructions comply with the new maximum allowed and new minimum required group allocations. No change to your future allocation instructions.
2.
Your current future allocation instructions for Group A comply with the new maximum allowed allocation, but your current future allocation instructions for combined Groups B and X Investment Options are greater than the new maximum allowed allocation. No change to your Group A future allocation instructions, but we decrease the required allocation for Groups B and X to equal the new maximum allowed allocation. We then take the excess from Groups B and X (your future allocation instructions for Group B and X minus the new maximum allowed allocation) and apply it to Group Y.

3.
Your current future allocation instructions for Group A are greater than the new maximum allowed allocation. We decrease the required allocation for Group A to equal the new maximum allowed allocation. We then take the excess from Group A (your future allocation instructions for Group A minus the new maximum allowed allocation) and reallocate it as follows.

a)
If your future allocation instructions for combined Groups B and X are less than the new maximum allowed allocation for these groups, the new required allocation is equal to your future allocation instructions for Groups B and X, plus the excess from Group A, subject to the new maximum allowed allocation for the combined Groups B and X. We then apply any remaining excess allocation from Group A to Group Y.

b)
If your future allocation instructions for combined Groups B and X are greater than or equal to the new maximum allowed allocation for these groups, then we decrease the new required allocation for Groups B and X to equal the new maximum allowed allocation. We then take any excess allocation from Groups B and X (your future allocation instructions for Group B and X minus the new maximum allowable allocation), plus any excess allocation from Group A, and apply it all to Group Y.

The new required allocation for Group Y is equal to 100% minus the new required allocation for Group A, and minus the new required allocation for combined Groups B and X. We then rebalance the Contract Value in your selected Investment Options according to the required allocations for each Investment Option, as discussed next.

Determining the Required Allocation for Each Investment Option

We rebalance your Investment Options’ Contract Value on each Quarterly Anniversary using the formula: a x (b / c)

where:
a =	The new required group allocation for the current Quarterly Anniversary.
b =	The required allocation for each Investment Option at the end of the prior Business Day.
c =	The required group allocation at the end of the prior Business Day.

We round your required allocation to the nearest whole percentage. The current required Investment Option allocations then become your future Purchase Payment allocation instructions. These allocation instructions remain in place until the earlier of the next Quarterly Anniversary, or the Business Day we process any new future Purchase Payment allocation instructions.

NOTE:

•	For Bonus Option Contracts, we rebalance the Bonus Value using the same percentages we use to rebalance your Contract Value.
•	In any twelve-month period, we cannot reduce the maximum allowed Contract Value allocation in Group A by more than 10%, and in combined Groups A, B and X by more than 15%.
•	Unless the maximum allowed allocation for combined Groups A, B, and X changes, the maximum allowed allocation for Group A and the minimum required allocation for Group Y do not change.
•
We may move all of your Contract Value out of one or more of your selected Investment Options. However, we send you a transaction confirmation each time we move Contract Value between Investment Options.

•	Unless you reset the initial Target Value Date, the maximum allowed in Group A, and in combined Groups A, B and X never increases.
•	If you allocate less than the maximum allowed to combined Groups A, B and X, you may be subject to fewer Investment Option reallocations.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

WHEN INVESTMENT PROTECTOR ENDS

Investment Protector ends upon the earliest of the following.

•	The Business Day we process your request to remove this benefit from your Contract (the rider termination date).
•
The date of death of any Owner (or Annuitant, if the Contract is owned by a non-individual), unless the surviving spouse elects to continue the Contract. However, if an Owner (or Annuitant, if the Contract is owned by a non-individual) dies and the surviving spouse elects to receive payout of the death benefit, then this benefit ends as of the end of the Business Day during which we receive in Good Order at the Service Center, both due proof of death and an election of the death benefit payment option.

•	The Business Day before the Income Date that you take a Full Annuitization.
•	The Business Day we process your request for a full withdrawal.
•	When the Contract ends.

11.c INVESTMENT PLUS

Investment Plus provides guaranteed lifetime income payments (Lifetime Income Payments, similar to Income Protector’s Lifetime Plus Payments) with continued access to both Contract Value and a death benefit for a period of time, and/or before Lifetime Income Payments begin, a level of future protection for your principal and any quarterly investment gains, assuming you hold the Contract for the required period (Protected Investment Value, similar to Investment Protector’s Target Value). The Protected Investment Value is available at a future point you select, called the Protected Investment Date. The earliest initial Protected Investment Date you can select is the tenth rider anniversary and additional Protected Investment Dates occur on every subsequent tenth rider anniversary before you request to begin Lifetime Income Payments. Protected Investment Dates stop once you request Lifetime Income Payments. The Protected Investment Value is only guaranteed to be available to you on the last Business Day before each Protected Investment Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options’ performance, and this is the value available to you upon withdrawal. We designed Lifetime Income Payments to last for the lifetime of the Covered Person(s). If all Covered Persons die before Lifetime Income Payments begin, this benefit ends and payments are not available. You can begin payments immediately if the Covered Person(s) meet the minimum exercise age requirement (see “Requesting Lifetime Income Payments”). You choose your payment frequency and amount, subject to an annual maximum. Once established, the annual maximum Lifetime Income Payment can increase, but cannot decrease unless you take an Excess Withdrawal.

There are several important points to consider before selecting Investment Plus.

•	This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
•	This benefit does not guarantee Investment Option performance.
•	If you select the No Withdrawal Charge Option, you can only remove Investment Plus if we increase the rider charge.
•
If you select this benefit we restrict additional Purchase Payments and Contract Value allocations and transfers, and rebalance your Contract Value quarterly. These restrictions support the benefit’s guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value, Protected Investment Value and Lifetime Income Value.

•	The Protected Investment Value does not lock in any Contract Value gains that occur between Quarterly Anniversaries, or after the Benefit Election Date.
•
The Protected Investment Value does not provide any guarantee to your Contract Value before the initial Protected Investment Date, during the period between Protected Investment Dates, or after the Benefit Election Date.

•
Once you request to begin Lifetime Income Payments, we no longer calculate the Protected Investment Value and there will not be any more Protected Investment Dates. If you begin Lifetime Income Payments immediately, we do not calculate the Protected Investment Value and there will not be any Protected Investment Dates.

•	If you do not begin Lifetime Income Payments during the eligibility period, you will have paid for the benefit without receiving all of its advantages.
•	Joint Lifetime Income Payments are not available if there is more than a 30-year age difference between Covered Persons.

Please discuss the appropriateness of Investment Plus with your Financial Professional.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

SELECTING INVESTMENT PLUS
You can select Investment Plus at issue, or on any subsequent Quarterly Anniversary once before the older Covered Person’s 81st birthday. For more information on Covered Person(s), see section 2, Ownership.

You can select Investment Plus after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the rider effective date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the rider effective date must be at least $10,000 (or $25,000 if you selected the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE: Not available if your Contract previously included Income Protector or Investment Protector.

REMOVING INVESTMENT PLUS
You can remove Investment Plus from your Contract once while the Contract Value is positive. If you remove this benefit, it is not available for future selection. If you select the No Withdrawal Charge Option, you can only remove this benefit if we increase the rider charge.

You can remove Investment Plus by completing the appropriate form. If we increase this benefit’s rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

On the rider termination date Lifetime Income Payments (if applicable) stop, we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

PROTECTED INVESTMENT DATES
Investment Plus guarantees that on each Protected Investment Date until you request to begin Lifetime Income Payments (the Benefit Election Date), or the benefit ends, your Contract Value cannot be less than the Protected Investment Value (described next in this section). You select the initial Protected Investment Date when you select this benefit unless you choose to immediately begin Lifetime Income Payments. The earliest available initial Protected Investment Date is the tenth rider anniversary, and the latest date is the earlier of the nineteenth rider anniversary or the last rider anniversary prior to the older Covered Person’s 91st birthday. Additional Protected Investment Dates occur on every tenth rider anniversary after the initial Protected Investment Date and before the Benefit Election Date while this benefit is in effect.

For example, you purchase a Contract as the sole Covered Person on September 1, 2011 and you are age 60. You select Investment Plus on the first Quarterly Anniversary, December 1, 2011 and you are still age 60. The earliest available initial Protected Investment Date is December 1, 2021 and the latest date is December 1, 2030. If you select the earliest available initial date (December 1, 2021), subsequent Protected Investment Dates would occur on December 1st in 2031, 2041, etc., assuming you do not request to begin Lifetime Income Payments.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

If your Contract Value is less than the Protected Investment Value at the end of the last Business Day before each Protected Investment Date, we credit your Contract Value with the difference. This credit is available for immediate withdrawal, subject to any applicable withdrawal charge and penalty tax. This is the only day the Protected Investment Value is guaranteed to be available to you. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options’ performance, and this is the value available to you upon withdrawal. We allocate this credit to your selected Investment Options based on the percentage of Contract Value in each Investment Option on the date of the credit. We apply the credit to your Contract after we do any quarterly Contract Value rebalancing. For tax purposes, we treat the credit as earnings under the Contract. However, if the Contract Value at the time of a credit is less than net Purchase Payments (total Purchase Payments less any payments withdrawn) then we may treat some or all of the credit as a Purchase Payment when applying the withdrawal charge if you withdraw the total Contract Value. This is similar to when the Contract Value is less than net Purchase Payments, but the Contract Value then experiences a gain immediately before you take a complete withdrawal (see section 6, Expenses – Withdrawal Charge).

Initial Protected Investment Date Resets
After the rider effective date, you can reset the initial Protected Investment Date before the Benefit Election Date or the older Covered Person’s 81st birthday. Resets are only available if your Contract Value is at least equal to the Protected Investment Value using values determined at the end of the last Business Day before the rider anniversary that we process your reset request. The earliest new initial Protected Investment Date is ten rider anniversaries after we process your request, and the latest available date is the earlier of the nineteenth rider anniversary after we process your request or the last rider anniversary prior to the older Covered Person’s 91st birthday. You request a reset by completing the appropriate form. We process your request as of the immediately preceding rider anniversary (or on the next Business Day if the anniversary is not a Business Day) once we receive your request in Good Order at our Service Center. For the request to be in Good Order, we must receive this form within 30 days after a rider anniversary. If we receive your request outside this time period, we reject your request. The reset date is the rider anniversary that we process your request.

PROTECTED INVESTMENT VALUE
The Protected Investment Value determines if you receive a Contract Value credit on each Protected Investment Date. We only calculate the Protected Investment Value before the Benefit Election Date and while the benefit is in effect.

On each Business Day the Protected Investment Value is equal to the greater of the result of the Quarterly Anniversary Value multiplied by the current guarantee percentage, or if you:

•	select the benefit at issue, total Purchase Payments reduced by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process each withdrawal.
•
select the benefit after issue, the Contract Value at the end of the last Business Day before the rider effective date, plus all Purchase Payments received on or after the rider effective date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the rider effective date.

•
reset the initial Protected Investment Date, the Contract Value at the end of the last Business Day before the reset date, plus all Purchase Payments received on or after the reset date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the reset date.

Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges. We establish your Contract’s guarantee percentage on the rider effective date and we cannot change it. The current guarantee percentage is 80%. In the future, we may change the guarantee percentage for newly issued Contracts, but it cannot be greater than 100%. We calculate the Quarterly Anniversary Value as discussed later in this section.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

LIFETIME INCOME PAYMENT OVERVIEW
We base your initial Lifetime Income Payment on the Lifetime Income Value and the current payment percentage. On the Benefit Election Date, the Lifetime Income Value is the greater of the Contract Value as of the end of the last Business Day before the Benefit Election Date, or the highest Contract Value from any prior Quarterly Anniversary (the Quarterly Anniversary Value). We determine your payment percentage by using the Payment Table(s), the Covered Person’s age, and the current treasury rate, which is the Ten-year U.S. Constant Maturity Treasury rate (see the following tables). We establish your Contract’s Payment Table(s) on the Issue Date and we cannot change them. If the Ten-year U.S. Constant Maturity Treasury rate is no longer available, we may substitute a replacement Treasury rate. We base any replacement Treasury rate upon U.S. Treasury securities, with maturities of at least two years. The current Payment Table is as follows.

Payment Table
Current Ten-year U.S. Constant Maturity Treasury rate	Payment percentage if younger Covered Person is age 60-64	Payment percentage if younger Covered Person is age 65-90
3.49% and below	3.5%	4%
3.50% to 4.99%	4.5%	5%
5.00% to 6.49%	5.5%	6%
6.50% and above	6.5%	7%

In the future, we may change the Payment Table(s) for newly issued Contracts. The minimum payment percentage that we may offer for future Payment Tables is 3% and the maximum is 8%.

The annual maximum Lifetime Income Payment is the amount you are entitled to receive each year, but you can choose to take less. Your annual maximum Lifetime Income Payment may increase if the payment percentage increases based on the Covered Person’s age and the current treasury rate, and/or the Contract Value increases. However, your annual maximum payment does not increase just as a result of the Covered Person moving into a new age band; the result of the current Contract Value multiplied by the increased payment percentage must be greater than your current annual maximum payment for your payment to increase. For more information, see the “Automatic Annual Lifetime Income Payment Increases.”

Here is a chart of the historical Ten-year U.S. Constant Maturity Treasury Rate. This chart is shown for historical purposes only and is not a representation of future rates. [TO BE UPDATED UPON AMENDMENT]

	High and Low Ten-Year U.S. Constant Maturity Treasury Rate by Year
Year	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
High	7.06%	6.98%	5.81%	6.45%	6.79%	5.54%	5.44%	4.61%	4.89%	4.66%	5.25%	5.26%	4.27%	3.98%
Low	5.53%	5.72%	4.16%	4.63%	5.02%	4.22%	3.61%	3.13%	3.70%	3.89%	4.34%	3.83%	2.08%	2.23%

LIFETIME INCOME VALUE
The Lifetime Income Value determines both your rider charge and your initial annual maximum Lifetime Income Payment. The greater the Lifetime Income Value, the greater the initial annual maximum Lifetime Income Payment you can take.

On the rider effective date, and on each Business Day before the Benefit Election Date, the Lifetime Income Value is equal to the Quarterly Anniversary Value. On the Benefit Election Date, we compare your Lifetime Income Value to the Contract Value using the values determined at the end of the prior Business Day and increase your Lifetime Income Value to equal this Contract Value if it is greater.

On and after the Benefit Election Date, your Lifetime Income Value only changes if we increase your annual maximum Lifetime Income Payment or you take an Excess Withdrawal. An annual payment increase may increase or decrease your Lifetime Income Value as discussed in “Automatic Annual Lifetime Income Payment Increases” in this section. Excess Withdrawals reduce your Lifetime Income Value by the percentage of Contract Value withdrawn determined at the end of the Business Day we process the Excess Withdrawal. Changes in the Lifetime Income Value also change your daily rider charge amount.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

QUARTERLY ANNIVERSARY VALUE
While the benefit is in effect, we only calculate the Quarterly Anniversary Value before the Benefit Election Date.

If the rider effective date is the Issue Date, the Quarterly Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. If the rider effective date occurs after the Issue Date, the Quarterly Anniversary Value is initially equal to the Contract Value at the end of the prior Business Day.

At the end of each Business Day, we adjust the Quarterly Anniversary Value as follows.

•	We increase it by the amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations and any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary before the older Covered Person’s 91st birthday, we compare the Quarterly Anniversary Value to the Contract Value using the values determined at the end of the prior Business Day and increase the Quarterly Anniversary Value to equal this Contract Value if it is greater.

REQUESTING LIFETIME INCOME PAYMENTS
You request Lifetime Income Payments by completing a payment election form. Your Benefit Election Date is the Business Day we receive your form in Good Order at our Service Center. At least one Covered Person must be alive on the Benefit Election Date in order for Lifetime Income Payments to begin. You cannot submit this form until the younger Covered Person reaches the exercise age, or once the older Covered Person reaches age 91. We establish your Contract’s exercise age on the Issue Date and we cannot change it. The current exercise age is age 60. In the future, we may change the exercise age for newly issued Contracts to be as low as age 50 or as high as age 75.

Lifetime Income Payments begin on the Payment Date you select, which can be any day of a calendar month from the first to the 28th. The earliest Payment Date you can select is the Benefit Election Date, and the latest Payment Date is 28 days after the Benefit Election Date. You can elect to receive Lifetime Income Payments monthly, quarterly, semi-annually, or annually. If the scheduled Payment Date does not fall on a Business Day, we make the payment on the next Business Day.

You can change your payment frequency once each Benefit Year while your Contract Value is positive. Once your Contract Value reduces to zero, you receive your maximum Lifetime Income Payment at the previous selected payment frequency. You must provide notice of any requested payment frequency change to our Service Center at least 30 days before the Benefit Anniversary. If the change is available, we implement it on the Benefit Anniversary and it remains in effect until the benefit ends or you request another change.

If your Contract Value reduces to zero for any reason other than a withdrawal while this benefit is in effect, the Lifetime Income Value is positive, and before the Benefit Election Date, your Contract continues and we send you written notice once the younger Covered Person reaches the exercise age that you are now eligible to request Lifetime Income Payments. If a Protected Investment Date occurs during the period between when your Contract Value reduces to zero and the Benefit Election Date, we increase your Contract Value to equal the Protected Investment Value. If the Benefit Election Date has not occurred six months before the older Covered Person reaches age 91, we send you written notice that the payment eligibility period is about to end. If the payment eligibility period ends before the Benefit Election Date, you will have paid for the benefit without receiving all of its advantages.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

On or after the Benefit Election Date:
•	We no longer calculate the Protected Investment Value and there will not be any future Protected Investment Dates.
•	You cannot take new Partial Annuitizations.
•	You cannot make additional Purchase Payments so the Traditional Death Benefit value (if applicable) no longer increases.
•	Any active automatic investment plan, and/or systematic withdrawal or dollar cost averaging programs end.
•	The free withdrawal privilege is not available.
•	You can only remove Investment Plus while the Contract Value is positive. If you remove this benefit, the restrictions listed above do not apply on or after the rider termination date.
•	You can only change the Owner if you selected joint Lifetime Income Payments and:
–	an Owner dies and the spouse continues the Contract, or
–	you remove a joint Covered Person who is also a Joint Owner from the Contract. In this case, the remaining Covered Person must become the new sole Owner.
•	The rider charge continues until the rider termination date, or the Business Day the Contract Value reduces to zero.
•	If you select the Quarterly Value Death Benefit, its additional M&E charge continues until that benefit ends.
•	If you take a Full Annuitization, Lifetime Income Payments stop and Investment Plus ends.
•
The Contract Value continues to fluctuate as a result of Investment Option performance, and it decreases on a dollar for dollar basis with each Lifetime Income Payment, any Excess Withdrawal, and the deduction of any Contract charges other than the M&E charge.

•
Lifetime Income Payments do not reduce your Lifetime Income Value, but Excess Withdrawals reduce your Lifetime Income Value and annual maximum Lifetime Income Payment by the percentage of Contract Value withdrawn (including any withdrawal charge). Excess Withdrawals may cause your Lifetime Income Payments to stop and Investment Plus to end.

•
Each Lifetime Income Payment and any Excess Withdrawal reduces the Traditional Death Benefit value (or the Quarterly Anniversary Value under the Quarterly Value Death Benefit, if applicable) by the percentage of Contract Value withdrawn (including any withdrawal charge).

•
Any part of your annual maximum Lifetime Income Payment that you do not withdraw in a given Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.

•
We may increase your annual maximum Lifetime Income Payment on every Benefit Anniversary before the older Covered Person reaches age 91. If you receive a payment increase, we may also change your Lifetime Income Value.

CALCULATING YOUR LIFETIME INCOME PAYMENTS
The annual maximum Lifetime Income Payment is the amount you are entitled to receive each Benefit Year. On the Benefit Election Date, the initial annual maximum Lifetime Income Payment is equal to the Lifetime Income Value, multiplied by the current payment percentage determined by using the Payment Table (see “Lifetime Income Payment Overview” earlier in this section), the current treasury rate in effect when we receive your payment election form in Good Order at our Service Center. We determine the current treasury rate by reference to the Ten-year U.S. Constant Maturity Treasury rate as of the end of the last Business Day of the prior week. (For historical information about the Ten-year U.S. Constant Maturity Treasury rate, see the “Lifetime Income Payment Overview” in this section.) On the Benefit Election Date, if your initial annual maximum Lifetime Income Payment is less than $100, Lifetime Income Payments are not available and we contact you to discuss alternate arrangements.

The annual maximum Lifetime Income Payment is the amount you are entitled to, but you can choose to take less. The annual actual Lifetime Income Payment is the total amount you choose to receive each year. Any part of your annual maximum payment that you do not withdraw in a given Benefit Year is not added to the annual maximum payment available next year. Each Lifetime Income Payment you receive is equal to the annual actual Lifetime Income Payment divided by the number of payments you chose to receive during the Benefit Year. The initial actual Lifetime Income Payment must either be zero, or at least $100.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We deduct each Lifetime Income Payment, Excess Withdrawal, and any additional RMD payment resulting from a required minimum distribution, proportionately from the Investment Options. We continue to rebalance the Contract Value among the Investment Options according to your future Purchase Payment allocation instructions while this benefit is in effect. You can also continue to make transfers between the Investment Options while your benefit is in effect, subject to the restrictions set out in section 5, Investment Options – Transfers Between Investment Options, and the “Investment Option Allocation and Transfer Restrictions” discussion later in this section.

If your Contract Value reduces to zero for any reason other than an Excess Withdrawal, then Lifetime Income Payments continue until the deaths of all Covered Persons.

Excess Withdrawals
Your annual maximum Lifetime Income Payment only decreases if you take an Excess Withdrawal. An Excess Withdrawal is a withdrawal you take while you are receiving Lifetime Income Payments, that when added to any other withdrawals taken during the Benefit Year and your annual actual payment, is greater than your current annual maximum payment. If your actual Lifetime Income Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Lifetime Income Payment, and not an Excess Withdrawal. Excess Withdrawals include any applicable withdrawal charge, but do not include amounts we withdraw for other Contract charges.

For example, assume your annual maximum Lifetime Income Payment is $2,000 and you choose to take $1,000 annually. Within a Benefit Year, you can withdraw up to $1,000 and we consider that amount to be an additional actual Lifetime Income Payment. If you withdraw $1,200, we consider the first $1,000 to be an additional actual Lifetime Income Payment and the next $200 to be an Excess Withdrawal.

Any partial Excess Withdrawal must comply with the restrictions in section 8, Access to Your Money and the following provisions. If your Contract Value is less than $2,000, you can only withdraw the total remaining Contract Value (less any rider charge). Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, you must withdraw the total remaining Contract Value (less any rider charge). If you take an Excess Withdrawal of the total remaining Contract Value, your entire Contract ends. Excess Withdrawals reduce your annual maximum Lifetime Income Payment on the next Benefit Anniversary after the withdrawal by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process each withdrawal. If Excess Withdrawals reduce your annual maximum Lifetime Income Payment to less than $100, we send the total remaining Contract Value to you and your Contract ends.

NOTE:

•
For Qualified Contracts, if we calculate a required minimum distribution (RMD) based on this Contract after making all Lifetime Income Payments for the calendar year, we determine whether this calendar year’s total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We do not consider this RMD payment to be an Excess Withdrawal, and it is not subject to a withdrawal charge. However, it does reduce your death benefit.

•
For Required Annuitization, if on the maximum permitted Income Date you are receiving Lifetime Income Payments, we guarantee to pay you the greater of your maximum Lifetime Income Payment or fixed Annuity Payments based on the Contract Value under Annuity Option 1 or Annuity Option 3. If you select any other Annuity Option, or if you choose variable Annuity Payments, these guarantees do not apply. For more information, see section 9, The Annuity Phase.

AUTOMATIC ANNUAL LIFETIME INCOME PAYMENT INCREASES
We may change your annual maximum Lifetime Income Payment on each Benefit Anniversary before the older Covered Person reaches age 91.

First, we adjust your annual maximum payment from the prior Benefit Anniversary (or the Benefit Election Date if this is the first Benefit Anniversary), for any Excess Withdrawal taken during the prior Benefit Year.

We may then also increase your adjusted annual maximum Lifetime Income Payment to equal the result of your Contract Value determined at the end of the prior Business Day, multiplied by the greater of:

a)	the payment percentage established on the prior Benefit Anniversary (or the Benefit Election Date if this is the first Benefit Anniversary), or
b)	the current payment percentage that is in effect on the Benefit Anniversary.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

If we increase your payment, we also change your Lifetime Income Value to equal your Contract Value determined at the end of the prior Business Day. This may increase or decrease your Lifetime Income Value, which may also change the daily rider charge amount.

If your actual Lifetime Income Payment is an exact dollar amount, an automatic annual payment increase does not increase your actual payment. However, if your actual Lifetime Income Payment is a percentage of your annual maximum Lifetime Income Payment, an automatic annual payment increase does increase your actual payment.

NOTE: Automatic annual Lifetime Income Payment increases are not available once the older Covered Person reaches age 91, or on or after the Business Day your Contract Value reduces to zero.

TAXATION OF LIFETIME INCOME PAYMENTS
We treat Lifetime Income Payments as withdrawals for tax purposes. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the total Lifetime Income Payment is most likely subject to ordinary income tax. For both Qualified and Non-Qualified Contracts, if we reduce the exercise age in the future to below age 59½, and any Owner is younger than age 59½ while receiving Lifetime Income Payments, the payments may be subject to a 10% federal penalty tax. If you are taking withdrawals from the Contract under Section 72(t) or 72(q) of the Internal Revenue Code and you begin Lifetime Income Payments before the required series of withdrawals is complete, you may incur additional penalties, including a 10% federal penalty tax.

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING
Under Investment Plus, we restrict your Investment Option selection. By selecting this benefit, you agree to allow us to rebalance your Contract Value quarterly, as described here. We put these restrictions in place to support Investment Plus guarantees, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, they may limit the upside potential to your Investment Option returns ,which may limit your Contract Value and Lifetime Income Value.

We establish your Contract’s Investment Option allocation and transfer restrictions on the rider effective date and we cannot change them. We currently require you to allocate 100% of your total Contract Value to Investment Option Group C. In the future, we could offer additional Investment Option groups with as few as five total Investment Options in all groups. If we offer multiple Investment Option groups in the future, we may also move Investment Options from a more restrictive group to a less restrictive group, but we cannot move Investment Options the other way.

Investment Option Group C
AZL Balanced Index Strategy Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Moderate Fund
AZL Gateway Fund
AZL Growth Index Strategy Fund
AZL Money Market Fund
AZL Van Kampen Equity and Income Fund
BlackRock Global Allocation V.I. Fund
Fidelity VIP FundsManager 50% Portfolio
Fidelity VIP FundsManager 60% Portfolio

Franklin High Income Securities Fund
Franklin U.S. Government Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT Global Multi-Asset Portfolio
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

We may add, remove or substitute Investment Options from this group. We secure all necessary SEC and other governmental approvals before removing or substituting an Investment Option. We send you written notice regarding additions, removals or substitutions. When an Investment Option within a group is removed or substituted, we send your written notice 30 days before the removal or substitution date.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

We rebalance your Contract Value quarterly according to your future Purchase Payment allocation instructions. The rebalancing occurs at the end of the last Business Day before each Quarterly Anniversary. Your Investment Options’ performance may cause your chosen allocations to shift. Quarterly rebalancing helps you maintain your selected allocation mix. There are no fees for the quarterly rebalancing transfers we make, and we do not count them against any free transfers that we allow. To change this quarterly rebalancing, you must change your future Purchase Payment allocation instructions. Any requested change to these instructions must comply with the restrictions stated here or we reject your change.

WHEN INVESTMENT PLUS ENDS
Before the Benefit Election Date, Investment Plus ends on the earliest of the following.

•	The rider termination date we process your request to remove this benefit from your Contract (the rider termination date).
•
For single Lifetime Income Payments where the Contract is jointly owned by non-spouses, the date of death of any Joint Owner. This means Investment Plus may end even if the sole Covered Person is still alive.

•
The date of death of all Covered Persons. If joint Covered Persons were not federally recognized spouses as of the date of the first Covered Person’s death, spousal continuation of the Contract is not available and Investment Plus ends as of this date of death.

•	The Business Day before the Income Date that you take a Full Annuitization.
•	The Business Day we process your request for a full withdrawal.
•	When the Contract ends.

On and after the Benefit Election Date, Investment Plus ends upon the earliest of the following.

•	The rider termination date we process your request to remove this benefit from your Contract (only available while your Contract Value is positive).
•	The Business Day you take an Excess Withdrawal of the total Contract Value.
•	The Business Day before the Income Date that you take a Full Annuitization (only available while your Contract Value is positive).
•	On the Benefit Election Date if the initial annual maximum Lifetime Income Payment is less than $100.
•	On the Benefit Anniversary that your annual maximum Lifetime Income Payment is less than $100 due to an Excess Withdrawal.
•	For single Lifetime Income Payments when the Contract is solely owned or owned by a non-individual, the date of death of the Covered Person.
•	For single Lifetime Income Payments where the Contract is jointly owned, if the Contract Value has been reduced to zero, the date of death of the Covered Person.
•
For single Lifetime Income Payments where the Contract is jointly owned by non-spouses, if the Contract Value has not been reduced to zero, the date of death of any Joint Owner. This means Investment Plus may end even if the sole Covered Person is still alive.

•
For single Lifetime Income Payments where the Contract is jointly owned by non-spouses, if the Contract Value has not been reduced to zero, the date of death of any Joint Owner unless the surviving spouse is the Covered Person and continues the Contract. If the surviving spouse who is also the Covered Person continues the Contract, this benefit ends on the date of death of the Covered Person.

•
For joint Lifetime Income Payments, the date of death of the last surviving Covered Person. However, if a Covered Person dies and the surviving spouse, who is also a Covered Person, elects to receive the death benefit instead of continuing the Contract, then Lifetime Income Payments stop and this benefit ends as of the end of the Business Day during which we receive in Good Order at the Service Center, both due proof of death and an election of the death benefit payment option. If joint Covered Persons were not federally recognized spouses as of the date of the first Covered Person’s death, spousal continuation of the Contract is not available and Investment Plus ends as of this date of death.

•	When the Contract ends.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

11.d QUARTERLY VALUE DEATH BENEFIT

We designed the Quarterly Value Death Benefit to lock in any quarterly investment gains to provide an increased death benefit for Beneficiaries. You can select this benefit at issue and once you select it you cannot remove it from your Contract. The Quarterly Value Death Benefit carries an additional M&E charge as described in the Fee Tables and section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

We determine the Quarterly Value Death Benefit as of the end of the Business Day during which we receive in Good Order at our Service Center, both due proof of death* and the death benefit payment election. It is the greater of the Contract Value (after deduction of the final rider charge, if applicable), or the Quarterly Anniversary Value.

*	Please see section 10, Death Benefit for details on what we consider to be due proof of death.

The Quarterly Anniversary Value is initially equal to the Purchase Payment received on the Issue Date.

At the end of each Business Day, we adjust the Quarterly Anniversary Value as follows.
•	We increase it by the amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations, Lifetime Plus Payments, Excess Withdrawals and any withdrawal charges; but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary before the end date, we compare the Quarterly Anniversary Value to the Contract Value, using the values determined at the end of the prior Business Day and increase the Quarterly Anniversary Value to equal this Contract Value if it is greater.

The end date occurs on the earliest of:
•	the older Owner’s 91st birthday (or the Annuitant’s 91st birthday if the Owner is a non-individual); or
•	the end of the Business Day during which we first receive in Good Order at our Service Center, both due proof of death and the death benefit payment election.

If the end date occurs due to age, we continue to calculate the Quarterly Anniversary Value in the same way that we do on each Business Day other than a Quarterly Anniversary until we receive the required death information. If the end date occurs because of death and there are multiple Beneficiaries, the Quarterly Anniversary Value does not increase as of the Business Day we receive the above required death claim documentation from the Beneficiary that first files claim.

The Quarterly Value Death Benefit ends upon the earliest of the following.

•	The Business Day before the Income Date that you take a Full Annuitization.
•	The Business Day that the Quarterly Anniversary Value and Contract Value are both zero.
•	When the Contract ends.

NOTE:

•	Requires selection of Income Protector, Investment Protector, or Investment Plus.
•	The Quarterly Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit’s appropriateness with your Financial Professional.
•
If you select Income Protector, your Contract Value decreases with each Lifetime Plus Payment, Excess Withdrawal, and rider charge deduction, which reduces the likelihood of locking in investment gains. These deductions also directly reduce the Quarterly Anniversary Value.

•
For Bonus Option Contracts, bonus amounts are not included in the parts of the Quarterly Anniversary Value based on Purchase Payments, and are also not included in the parts of this value that are based on Contract Value until they are vested.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

11.e BONUS OPTION

We designed the Bonus Option for Owners who believe the bonus’ returns are offset by this benefit’s additional costs. This benefit provides a 6% bonus on each Purchase Payment received before the older Owner’s 81st birthday (or the Annuitant’s 81st birthday if Owner is a non-individual), subject to a three-year vesting schedule. You can select the Bonus Option at issue and once you select it you cannot remove it from your Contract. This benefit ends when your Contract ends. The Bonus Option carries an additional M&E charge and is subject to a higher and longer withdrawal charge schedule as described in the Fee Tables and section 7, Expenses.

The bonus is subject to the following terms.

●
Bonus amounts are available to you as they vest. We include the bonus in any part of a guaranteed value based on Contract Value, but only as it vests. We do not include the bonus in any part of a guaranteed value based on Purchase Payments. The vesting schedule is as follows.

Number of Complete Years Since Purchase Payment Receipt	Vesting Percentage
0	0%
1	35%
2	70%
3+	100%

●	We treat all bonus amounts and its gains or losses as Contract earnings for both tax purposes and the withdrawal charge.
●	All bonus gains and losses are part of your Contract Value and are always 100% vested.

We pay all bonus amounts from the general account assets of Allianz Life.

We deduct Contract charges other than the M&E charge from the Bonus Value, which is your Contract Value plus any unvested bonus. If you cancel your Contract during the free look/right-to-examine period, or if you take a withdrawal* or Full Annuitization, or if a death benefit is payable in the first three years after we receive a Purchase Payment, you loose all or some of your bonus. We expect to profit from the Bonus Option’s additional M&E charge and withdrawal charge.

*	Including Partial Annuitizations, Lifetime Plus Payments, and Excess Withdrawals.

NOTE:

•	Not available if you select the Short Withdrawal Charge Option or No Withdrawal Charge Option, or in Connecticut or Oregon.
•	The bonus may be more than offset by the Bonus Option’s additional M&E charge and withdrawal charge, especially during periods of poor Investment Option performance.
•
The IRS has not reviewed the Contract for qualification as an IRA and has not issued a ruling as to whether a bonus benefit with a vesting schedule complies with IRA requirements. Please discuss this benefit’s appropriateness with your Financial Professional and tax adviser.

11.f SHORT WITHDRAWAL CHARGE OPTION

We designed the Short Withdrawal Charge Option for Owners concerned with short-term liquidity. This benefit shortens the Base Contract’s withdrawal charge period from seven to four years. You can select the Short Withdrawal Charge Option at issue and once you select it you cannot remove it from your Contract. This benefit ends when the Accumulation Phase ends. The Short Withdrawal Charge Option carries an additional M&E charge as described in the Fee Tables and section 7, Expenses.

NOTE:

•	Not available if you select the Bonus Option or No Withdrawal Charge Option.
•
If you do not take a withdrawal in the fifth through seventh years after we receive a Purchase Payment, you will have paid for this benefit without receiving any of its advantages. Please discuss this benefit’s appropriateness with your Financial Professional.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

11.g NO WITHDRAWAL CHARGE OPTION

We designed the No Withdrawal Charge Option for Owners concerned with short-term liquidity. This benefit eliminates the Base Contract’s withdrawal charge. You can select the No Withdrawal Charge Option at issue and once you select it you cannot remove it from your Contract. The No Withdrawal Charge Option ends when the Accumulation Phase ends. This benefit carries an additional M&E charge as described in the Fee Tables and section 7, Expenses. It also requires a higher initial Purchase Payment ($25,000 rather than $10,000).

NOTE:

•	Not available if you select the Bonus Option or Short Withdrawal Charge Option.
•
Requires selection of Income Protector, Investment Protector or Investment Plus, and you can only remove the additional required benefit if we increase the rider charge, or you can simultaneously replace it. This benefit may not be appropriate if you do not intend to exercise the additional required benefit.

•
If you do not take a withdrawal in the first seven years after we receive a Purchase Payment, you will have paid for this benefit without receiving any of its advantages. Please discuss this benefit’s appropriateness with your Financial Professional.

12.	ILLUSTRATIONS

To help you understand how your Contract Values vary over time and in different circumstances, we may provide illustrations free of charge on request from your Financial Professional.

13.	TAXES

This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation is contained in the Statement of Additional Information, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract’s effects on your personal tax situation.

QUALIFIED AND NON-QUALIFIED CONTRACTS
You can purchase either a Qualified Contract or a Non-Qualified Contract. A Qualified Contract is purchased pursuant to a specialized provision of the Internal Revenue Code (Code). For example, a Contract may be purchased pursuant to Section 408 of the Code as an Individual Retirement Annuity (IRA).

Qualified Contracts are subject to certain restrictions, including restrictions on the amount of annual contributions and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract.

Currently, we offer the following types of Qualified Contracts.

Type of Contract	Persons and Entities that can buy the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
Simplified Employee Pension (SEP) IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans	A qualified retirement plan is the Owner and the Annuitant must be an individual. We may determine which types of qualifed retirement plans are eligible to purchase this Contract.

If you purchase a Qualified Contract, you already receive the benefit of tax deferral through the qualified plan, and so you should purchase this Contract for purposes other than tax deferral.

You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code. There are no Code restrictions on how annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

TAXATION OF ANNUITY CONTRACTS

The Contract has the following tax characteristics.
•	Taxes on earnings are deferred until you take money out.
•
When you take money out, earnings are generally subject to Federal income tax and applicable state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.

•	You are taxed on earnings at an ordinary income tax rate, rather than at a capital gains rate.
•	If you take partial withdrawals from your Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.
•
If you “fully annuitize” your Contract and receive a stream of Annuity Payments, you receive the benefit of the “exclusion ratio,” and each Annuity Payment you receive is treated partly as taxable earnings and partly as a non-taxable return of Purchase Payments.

•	Lifetime Plus Payments and Lifetime Income Payments are taxed as partial withdrawals.
•
If you take out earnings before age 59½, you may be subject to a Federal 10% penalty tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code.

•	A pledge or assignment of a Contract may be treated as a taxable event. You should discuss any pledge or assignment of a Contract with your tax adviser.
•
If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one taxable year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.

•
Death benefit proceeds are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code. Federally recognized spouses are given specialized treatment in receipt of payments.

•
Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract’s RMD requirements.

•
When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can make a “tax-free” exchange under Section 1035 of the Internal Revenue Code for all or a portion of one annuity contract for another, or all of a life insurance policy for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

•	you might have to pay a withdrawal charge on your previous contract,
•	unless you select the No Withdrawal Charge Option, there is a new withdrawal charge period for this Contract,
•	other charges under this Contract may be higher (or lower),
•	the benefits may be different, and
•	you no longer have access to any benefits from your previous contract.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract who generally earns a commission on each sale. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.

14.	OTHER INFORMATION

ALLIANZ LIFE
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Our address is 5701 Golden Hills Drive, Minneapolis, MN 55416. We offer fixed and variable annuities and individual life insurance. We are licensed to do direct business in 49 states and the District of Columbia. We are a subsidiary of Allianz SE, a provider of integrated financial services.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

THE SEPARATE ACCOUNT
We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets may not be used to pay any of our liabilities, other than those arising from the Contracts.

If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges. The obligations under the Contracts are obligations of Allianz Life.

DISTRIBUTION
Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. Allianz Life Financial is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. Allianz Life Financial is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). Allianz Life Financial is not a member of Securities Investors Protection Corporation. More information about Allianz Life Financial is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.

We have entered into a distribution agreement with Allianz Life Financial for the distribution of the Contracts. Allianz Life Financial also may perform various administrative services on our behalf.

We may fund Allianz Life Financial’s operating and other expenses, including: overhead; legal and accounting fees; Financial Professional training; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. Financial Professionals and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Allianz Life Financial. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.

We and/or Allianz Life Financial may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.

A portion of the payments made to selling firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

We intend to recover commissions and other expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Broker-dealers and their Financial Professionals and managers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services. In addition, certain firms and their Financial Professionals may receive compensation for distribution and administrative services when acting in a wholesaling capacity and working with retail firms.

We and/or Allianz Life Financial may pay certain selling firms additional marketing support allowances for:
•	marketing services and increased access to their Financial Professionals;
•	sales promotions relating to the Contracts;
•	costs associated with sales conferences and educational seminars;
•	the cost of client meetings and presentations; and
•	other sales expenses incurred by them.

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment.

We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Investment Options that are available through the variable annuities we offer.

Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.

The Investment Options may assess a Rule 12b-1 fee. These fees are paid to Allianz Life Financial as consideration for providing certain services and incurring certain expenses permitted under the Investment Option’s plan. These fees typically equal 0.25% of an Investment Option’s average daily net assets for the most recent calendar year.

In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of an Investment Option may make payments for administrative services to Allianz Life Financial or its affiliates.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

ADMINISTRATION/ALLIANZ SERVICE CENTER

The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. The Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative services performed by our Service Center include:

•	issuance and maintenance of the Contracts,
•	maintenance of Owner records,
•	processing and mailing of account statements and other mailings to Owners, and
•	routine customer service including:
–	responding to Owner correspondence and inquiries,
–	processing of Contract changes,
–	processing withdrawal requests (both partial and total) and
–	processing annuitization requests.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call us at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

LEGAL PROCEEDINGS
We and our subsidiaries, like other life insurance companies, from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or Allianz Life Financial is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or Allianz Life Financial’s ability to perform its obligations.

FINANCIAL STATEMENTS
The consolidated financial statements of Allianz Life and the financial statements of the Separate Account have been included in Part C of the Registration Statement.

STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934
Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

15.	PRIVACY AND SECURITY STATEMENT

2010 [TO BE UPDATED UPON AMENDMENT]
Your privacy is a high priority for Allianz. Our pledge to protect your privacy is reflected in our Privacy and Security Statement. This statement outlines our principles for collecting, using and protecting information that we gather about you.

This statement applies to all of the companies within the Allianz family of companies that issue insurance policies. The law allows us to share your information among our insurance companies. The law does not allow you to prevent these disclosures. A list of our companies can be found at the end of this notice.

Allianz does not sell your information to anyone
We do not share your information with anyone for their own marketing purposes. For this reason, we are not required to obtain an “opt-in election,” an “opt-out election” or an authorization from you. We also do not share your information with any of our affiliated companies except to administer or service your policy.

Information about you that Allianz collects
Allianz collects information about you so that we can process the insurance transactions you request. We limit the amount of your information collected to what we feel is needed to maintain your account. We may collect your information from the following sources:

•	From you, either directly or through your agent. This may include information on your insurance application or other forms you may complete, such as your name, address and telephone number.
•	From others, through the process of handling a claim. This may include information from medical or accident reports.
•	From your doctor or during a home visit by a health assessment professional. This may include medical information about you gathered with your written authorization.
•	From your relationship with us, such as the number of years you have been a customer or the types of insurance products you purchased.
•	From a consumer reporting agency such as a medical, credit, or motor vehicle report. The information in these reports may be kept by the agency and shared with others.

If you visit one of our websites, we may use “cookies” (small text files sent from our site to your hard drive). These cookies help us to recognize repeat visitors and allow easy access to and use of the site. We do not use cookies to gather your information. The cookies only enable you to use our website more easily.

Information about you that Allianz shares
Allianz does not share information about current or former customers with anyone, except as “allowed by law.” “Allowed by law” means that we may share your information, such as your name, address, and policy information, as follows:

•	With affiliates and other third parties in order to administer or service your policy.
•
With consumer reporting agencies to obtain a medical report, credit report, or motor vehicle report. These reports are used to determine eligibility for coverage or to process your requested transactions.

•	With your insurance agent so that they can perform services for you.
•	With medical professionals in order to process your claim.
•	With a state Department of Insurance in order to examine our records or business practices.
•	With a state or federal law enforcement agency, as required by law or to report suspected fraud activities.
•	With research groups to conduct studies on claims results. No individual is identified in any study or report.

We advise the vendors with whom we legally share your information of our privacy policy. We make every effort to use vendors whose privacy policy reflects our own.

Allianz policies and practices regarding security of your information
Allianz uses computer hardware and software tools to maintain physical and electronic safeguards. These safeguards comply with applicable federal and state regulations. We restrict access to information about you to those employees who need the information to service your policy. Allianz works to ensure that our websites are secure. We use state of the art technology to protect the information that may be shared over these sites.

Your ability to access and correct your information
You have the right to access and get a copy of your information. This does not include the right to access and copy your information related to a claim or civil or criminal proceeding. If you wish to review your information, please write us at the address below. Provide your full name, address and policy number(s). For your protection, please have your request notarized. This will ensure the identity of the person requesting your information.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

Within 30 working days of our receipt of your written request, you may see and get a copy of your information in person. If you prefer, we will send you a copy of your information. If medical information is contained in your file, we may request that you name a medical professional to whom we will send your information.

If you believe any of your information is incorrect, notify us in writing at the address below. Within 30 working days, we will let you know if our review has resulted in a correction of your information. If we do not agree there is an error, you may file a statement disputing our finding. We will attach the statement to your file. We will send any corrections we make, or your statement, to anyone we shared your information with over the past two years, and to anyone who may receive your information from us in the future. We do not control the information about you obtained from a consumer reporting agency or a Department of Motor Vehicles. We will provide you with the names and addresses of these agencies so that you can contact them directly.

Montana residents: You may write to us and also ask for a record of any disclosure of your medical information made within the last three years.

Notification of change
Your trust is one of our most important assets. If we revise our privacy practices in the future, we will notify you prior to introducing any changes. This Privacy and Security Statement is also displayed on our website (http://www.allianzlife.com).

For more information or if you have questions
If you have any questions or concerns about our privacy policies or procedures, please call the Corporate Compliance Department at 800.328.5600, or write us at the following address.

Allianz Life Insurance Company of North America
PO Box 1344
Minneapolis, MN 55440-1344

Allianz family of companies:
•	Allianz Life Insurance Company of North America
•	Allianz Life Insurance Company of New York
•	Allianz Investment Management LLC
•	Allianz Life Financial Services, LLC
•	Questar Asset Management, Inc.
•	Questar Capital Corporation

M40018 (3/2010)

[TO BE UPDATED UPON AMENDMENT]

16.	TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

Allianz Life…………………………………………………………….	2	Income Tax Withholding……………………………..	9
Experts…………………………………………………………………	2	Multiple Contracts…………………………………….	9
Legal Opinions………………………………………………………..	2	Partial 1035 Exchanges………………………………	9
Distributor……………………………………………………………..	2	Assignments, Pledges and Gratuitous Transfers….	9
Federal Tax Status…………………………………………………..	3	Death Benefits…………………………………………	10
Annuity Contracts in General……………………………………	3	Federal Estate Taxes…………………………………	10
Taxation of Annuities in General………………………………..	3	Generation-Skipping Transfer Tax………………….	10
Qualified Contracts……………………………………………….	4	Foreign Tax Credits…………………………………..	10
Purchasing a Qualified Contract………………………………..	5	Possible Tax Law Changes………………………….	10
Distributions Qualified Contracts………………………………..	5	Accumulation Unit Values………………………………	10
Distributions Non-Qualified Contracts………………………….	6	Annuity Payments………………………………………..	11
Required Distributions……………………………………………	7	Annuity Payment Options……………………………	11
Withholding………………………………………………………..	8	Annuity Units/Calculating Variable Annuity
Diversification……………………………………………………..	8	Payments………………………….…………….	13
Owner Control…………………………………………………….	8	Financial Statements…………………………………….	13
Contracts Owned by Non-Individuals…………………………..	8	Appendix – Death of the Owner and/or Annuitant…	14
Annuity Purchases by Nonresident Aliens and Foreign
Corporations…………………………………………………...	8

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

APPENDIX A – ANNUAL OPERATING EXPENSES FOR EACH INVESTMENT OPTION

This table describes, in detail, the annual expenses for each of the Investment Options. We show the expenses as a percentage of an Investment Option’s average daily net assets for the most recent calendar year. Except for the AZL Funds and the PIMCO VIT portfolios, neither the Investment Options nor their advisers are affiliated with us. Expenses may vary in current and future years. The investment advisers for the Investment Options provided the fee and expense information and we did not independently verify it. See the Investment Options’ prospectuses for further information regarding the expenses you may expect to pay.

Investment Option	Management fees	Rule 12b-1 fees	Service fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
ALLIANZ GLOBAL INVESTORS CAPITAL
AZL Allianz AGIC Opportunity Fund	.85	.25	–	.13	–	1.23
BLACKROCK
AZL BlackRock Capital Appreciation Fund	.80	.25	–	.10	–	1.15
AZL International Index Fund	.35	.25	–	.31	–	.91
AZL Mid Cap Index Fund	.25	.25	–	.16	.01	.67
AZL Money Market Fund	.35	.25	–	.09	–	.69
AZL S&P 500 Index Fund – Class 2.17		.25	–	.12	–	.54
AZL Small Cap Stock Index Fund	.26	.25	–	.16	–	.67
BlackRock Global Allocation V.I. Fund – Class 3.65		.25	–	.09	.02	1.01
COLUMBIA
AZL Columbia Mid Cap Value Fund	.75	.25	–	.13	.02	1.15
AZL Columbia Small Cap Value Fund – Class 2.90		.25	–	.25	–	1.40
DAVIS
AZL Davis NY Venture Fund – Class 2.75		.25	–	.11	.01	1.12
Davis VA Financial Portfolio	.55	–	–	.15	–	.70
DREYFUS
AZL Dreyfus Equity Growth Fund	.78	.25	–	.09	–	1.12
EATON VANCE
AZL Eaton Vance Large Cap Value Fund	.75	.25	–	.10	.01	1.11
FIDELITY
Fidelity VIP FundsManager 50% Portfolio –Service Class 2.25		.25	–	–	.55	1.05
Fidelity VIP FundsManager 60% Portfolio –Service Class 2.25		.25	–	–	.63	1.13
FRANKLIN TEMPLETON
AZL Franklin Small Cap Value Fund	.75	.25	–	.12	–	1.12
AZL Franklin Templeton Founding Strategy Plus Fund	.70	.25	–	.25	.05	1.25
Franklin High Income Securites Fund – Class 2.56		.25	–	.07	–	.88
Franklin Income Securities Fund – Class 2.45		.25	–	.02	–	.72
Franklin Templeton VIP Founding Funds Allocation Fund – Class 2.00		.25	–	.12	.70	1.07
Franklin U.S. Government Fund – Class 2.49		.25	–	.04	–	.78
Mutual Global Discovery Securities Fund – Class 2.80		.25	–	.26	–	1.31
Mutual Shares Securities Fund – Class 2.60		.25	–	.18	–	1.03
Templeton Global Bond Securities Fund – Class 2.47		.25	–	.07	–	.79
Templeton Growth Securities Fund – Class 2.75		.25	–	.04	–	1.04
GATEWAY
AZL Gateway Fund(2)	.80	.25	–	.20	–	1.25
INVESCO
AZL Invesco International Equity Fund	.90	.25	–	.17	.02	1.34
AZL Van Kampen Equity and Income Fund	.75	.25	–	.13	.01	1.14
AZL Van Kampen Growth and Income Fund	.76	.25	–	.12	.01	1.14
J.P. MORGAN
AZL JPMorgan U.S. Equity Fund – Class 2.80		.25	–	.15	–	1.20
MFS
AZL MFS Investors Trust Fund	.75	.25	–	.10	–	1.10

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011
Appendix A

Investment Option	Management fees	Rule 12b-1 fees	Service fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
MORGAN STANLEY
AZL Morgan Stanley Global Real Estate Fund	.90	.25	–	.25	–	1.40
AZL Morgan Stanley International Equity Fund	.95	.25	–	.13	–	1.33
AZL Morgan Stanley Mid Cap Growth Fund	.81	.25	–	.11	.01	1.18
PIMCO
PIMCO EqS Pathfinder Portfolio – Advisor Class(2)	1.10	–	.25	.54	–	1.89
PIMCO VIT All Asset Portfolio – Admin. Class	.425	–	.15	–	.69	1.265
PIMCO VIT CommodityRealReturn Strategy Portfolio – Admin. Class(1)	.74	–	.15	.09	.13	1.11
PIMCO VIT Emerging Markets Bond Portfolio –Admin. Class(1)	.85	–	.15	.01	–	1.01
PIMCO VIT Global Bond Portfolio (Unhedged) – Admin. Class	.75	–	.15	–	–	.90
PIMCO VIT Global Multi-Asset Portfolio –Admin. Class	.95	–	.15	.54	.44	2.08
PIMCO VIT High Yield Portfolio – Admin. Class(1)	.60	–	.15	.01	–	.76
PIMCO VIT Real Return Portfolio – Admin. Class(1)	.50	–	.15	.07	–	.72
PIMCO VIT Total Return Portfolio – Admin. Class(1)	.50	–	.15	.09	–	.74
SCHRODER
AZL Schroder Emerging Markets Equity Fund	1.23	.25	–	.31	–	1.79
TURNER
AZL Turner Quantitative Small Cap Growth Fund	.85	.25	–	.14	–	1.24

(1)	“Other Expenses” reflect interest expense.
(2)	“Other Expenses” reflect estimated expenses for the fund’s first fiscal year.

This table describes, in detail, the annual expenses for each of the Allianz Fund of Funds. We show the expenses as a percentage of an Investment Option’s average daily net assets. The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the Allianz Fund of Funds and the Allianz Fund of Funds do not pay service fees or 12b-1 fees. The underlying funds of the Allianz Fund of Funds may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

Investment Option	Management fees	Rule 12b-1 fees	Other expenses	Total	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
ALLIANZ FUND OF FUNDS
AZL Balanced Index Strategy Fund	.05	–	.15	.20	.63	.83
AZL Fusion Balanced Fund	.20	–	.05	.25	.93	1.18
AZL Fusion Conservative Fund	.20	–	.20	.40	.83	1.23
AZL Fusion Growth Fund	.20	–	.05	.25	1.03	1.28
AZL Fusion Moderate Fund	.20	–	.05	.25	.97	1.22
AZL Growth Index Strategy Fund	.05	–	.15	.20	.61	.81

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011
Appendix A

APPENDIX B – EFFECTS OF PARTIAL WITHDRAWALS AND LIFETIME PAYMENTS ON THE VALUES AVAILABLE UNDER THE CONTRACT

These calculations show the effects of partial withdrawals and lifetime payments on the Contract’s values. All fractional numbers in these examples have been rounded up to the next whole number.

Partial withdrawals (including Partial Annuitizations and withdrawal charges, but not amounts we withdraw for other Contract charges) reduce the Contract Value on a dollar for dollar basis, and reduce all of the guaranteed values by the percentage of Contract Value withdrawn.

The following example shows the effect on the available guaranteed values assuming a Contract with a $90,000 initial Purchase Payment and a $5,000 free partial withdrawal (before beginning any lifetime payments) when the Contract Value is $100,000.

Partial Withdrawal	Contract Value	Traditional Death Benefit value	Benefit Base	Rider Anniversary Value (Investment Protector)	Quarterly Anniversary Value (Quarterly Value Death Benefit and Investment Plus)
Prior to withdrawal	$ 100,000	$ 90,000	$104,040	$100,000	$102,000
$5,000 withdrawal		–[($5,000/ 100,000) x 114,000)	–[($5,000/ 100,000) x 114,000)	–[($5,000/ 100,000) x 114,000)	–[($5,000/ 100,000)
		x 90,000)]	x 104,040)]	x 100,000)]	X 102,000)]
	– $5,000	=– $4,500	=– $5,202	=– $5,000	=– $5,100
After withdrawal	$ 95,000	$ 85,500	$ 98,838	$ 95,000	$ 96,900

Lifetime payments (Lifetime Plus Payments under Income Protector and Lifetime Income Payments under Investment Plus) reduce the Contract Value on a dollar for dollar basis and reduce guaranteed values, except for the Benefit Base, by the percentage of Contract Value withdrawn. Lifetime payments do not reduce the Benefit Base or the annual maximum payment.

The following example assumes you select Income Protector, you are the sole Covered Person, begin Lifetime Plus Payments at age 62 when the Benefit Base is $120,000, and take the annual maximum payment Lifetime Plus Payment of $4,800 (4% of the $120,000 Benefit Base) on the Benefit Date when the Contract Value is $97,000.

Lifetime Plus Payment	Contract Value	Traditional Death Benefit value	Benefit Base
Prior to payment	$ 97,000	$ 85,500	$ 120,000
$4,800 payment		–[($4,800/ 97,000) x 85,500)]
	– $4,800	=– $4,231	no change
After payment	$ 92,200	$ 81,269	$ 120,000

An Excess Withdrawal is a withdrawal you take while you are receiving Lifetime Plus Payments or Lifetime Income Payments, that when added to any other withdrawals taken during the Benefit Year and your annual actual payment, is greater than your current annual maximum lifetime payment. Partial Excess Withdrawals (including withdrawal charges, but not amounts we withdraw for other Contract charges) immediately reduce the Contract Value on a dollar for dollar basis, and reduce all of the guaranteed values by the percentage of Contract Value withdrawn. Partial Excess Withdrawals also reduce the annual maximum Lifetime Plus Payment or Lifetime Income Payment on the next Benefit Anniversary.

Continuing from the Lifetime Plus Payment example, assume you take a $5,000 partial Excess Withdrawal later in the first payment year (Benefit Year) when the Contract Value is $92,000.

Excess Withdrawal	Contract Value	Traditional Death Benefit value	Benefit Base	Next anniverary’s annual maximum payment
Prior to withdrawal	$ 92,000	$ 81,269	$ 120,000	$ 4,800
$5,000 withdrawal		–[($5,000/ 92,000) x 81,269)]	–[($5,000/ 92,000) x 120,000)]	–[($5,000/ 92,000) x 4,800)]
	– $5,000	=– $4,417	=– $6,522	=– $261
After withdrawal	$ 87,000	$ 76,852	$ 113,478	$ 4,539

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011
Appendix B

FOR SERVICE OR MORE INFORMATION

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we provide you with certain personalized illustrations upon request and free of charge. You can request illustrations by contacting your Financial Professional. Illustrations demonstrate how your Contract Value, cash surrender value and death benefits change based on the investment experience of the Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 551-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC’s website. If you do not have access to the website, you can get copies of information from the website upon payment of a duplication fee by writing to:

Public Reference Section of the Commission
100 F Street, NE
Washington, DC 20549

You can contact us at:
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416
(800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service Center:
Allianz Life Insurance Company of North America
P.O. Box 561
Minneapolis, MN 55440-0561
(800) 624-0197

If you are sending an application and/or a check to purchase a new Contract, you should send the materials to the address listed on your application. Applications and Purchase Payments you send to our home office address are forwarded to the address listed on your application, which may delay processing of your application.

The [New Allianz VisionSM POS] Variable Annuity Contract Prospectus – March 31, 2011

PART B – STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION
THE [NEW ALLIANZ VISIONSM POS]
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
VARIABLE DEFERRED ANNUITY CONTRACT
ISSUED BY
ALLIANZ LIFE® VARIABLE ACCOUNT B (THE SEPARATE ACCOUNT)
AND
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(ALLIANZ LIFE, WE, US, OUR)

MARCH 31, 2011

This Statement of Additional Information (SAI) is incorporated by reference into the prospectus that has been filed as Part A of the Registration Statement. This SAI should be read in conjunction with the Part A prospectus. Definitions of capitalized terms can be found in the glossary of the Part A prospectus. The Part A prospectus is incorporated in this SAI by reference.

The Part A prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract’s prospectus, call or write us at:

Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416
(800) 624-0197

TABLE OF CONTENTS

Allianz Life…………………………………………………………….	2	Annuity Purchases by Nonresident Aliens and
Experts…………………………………………………………………	2	Foreign Corporations……………………………	8
Legal Opinions………………………………………………………..	2	Income Tax Withholding……………………………..	8
Distributor……………………………………………………………..	2	Multiple Contracts…………………………………….	9
Federal Tax Status…………………………………………………..	3	Partial 1035 Exchanges………………………………	9
Annuity Contracts in General……………………………………	3	Assignments, Pledges and Gratuitous Transfers….	9
Taxation of Annuities in General………………………………..	3	Death Benefits…………………………………………	9
Qualified Contracts……………………………………………….	4	Federal Estate Taxes…………………………………	9
Purchasing a Qualified Contract………………………………..	5	Generation-Skipping Transfer Tax………………….	9
Distributions Qualified Contracts………………………………..	5	Foreign Tax Credits…………………………………..	9
Distributions Non-Qualified Contracts………………………….	6	Possible Tax Law Changes………………………….	10
Required Distributions……………………………………………	7	Accumulation Unit Values………………………………	10
Withholding………………………………………………………..	7	Annuity Payments………………………………………..	10
Diversification……………………………………………………..	8	Annuity Payment Options……………………………	11
Owner Control…………………………………………………….	8	Annuity Units/Calculating Variable Annuity
Contracts Owned by Non-Individuals…………………………..	8	Payments………………………….…………….	12
		Financial Statements…………………………………….	13
		Appendix – Death of the Owner and/or Annuitant…	13

VISSAI-0311

The [New Allianz VisionSM POS] Variable Annuity Contract SAI – March 31, 2011

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ALLIANZ LIFE

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a subsidiary of Allianz SE, a provider of integrated financial services. Allianz SE is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable annuities and individual life insurance.

Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

EXPERTS

The financial statements of Allianz Life Variable Account B as of and for the year or period ended December 31, 2010 (including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented) and the consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010, are included in Part C of the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, also included in Part C, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2010 financial statements and supplemental schedules of Allianz Life Insurance Company of North America refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of accounting requirements issued by the Financial Statement Standards Board (FASB), as of January 1, 2010, as well as an adoption of accounting guidance issued by the FASB related to fair value measurements, effective January 1, 2009. The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.

LEGAL OPINIONS

Stewart D. Gregg, Senior Securities Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR
Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor.

We pay commissions for Contract sales. Allianz Life Financial passes through most of the commissions it receives to the selling firms. Allianz Life Financial received commissions for contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years: [TO BE UPDATED UPON AMENDMENT]

Calendar Year	Aggregate Amount of Commissions Paid to Allianz Life Financial	Aggregate Amount of Commissions Retained by Allianz Life Financial After Payments to Selling Firms
2008	$198,319,091.42	$0
2009	$169,464,504.26	$0
2010

[TO BE UPDATED UPON AMENDMENT]
Allianz Life Financial sells contracts issued by Allianz Life primarily through “wholesaling,” in which Allianz Life Financial sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, Allianz Life Financial has agreements with approximately [________] retail broker/dealers to sell its Contracts. As described in the prospectus, Allianz Life Financial may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, Allianz Life Financial makes marketing support payments to approximately [___] broker-dealer firms. These payments vary in amount. In 2010, the five firms receiving the largest payments, ranging from $[_________] to $[_________] are listed below. Marketing support payments may also be made to managers of Investment Options or their affiliates for providing Investment Option information and marketing support.

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Firm Name
AIG Advisor Group
LPL Financial Network
National Planning Holdings
Raymond James
Wells Fargo

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

ANNUITY CONTRACTS IN GENERAL
Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Internal Revenue Code (Code) for annuities.

These rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is called tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract under Section 72(u) of the Code.

TAXATION OF ANNUITIES IN GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. A partial withdrawal results in tax on any gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract’s cash basis). Lump sum withdrawals, whether partial or full, may also be subject to a federal penalty tax equal to 10% of the taxable amount.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (which is determined by Treasury Regulations). The exclusion amount for Annuity Payments based on a fixed Annuity Option is determined by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. Partial Annuitizations are taxed as partial withdrawals, not as Annuity Payments, until the entire Contract Value has been applied to Annuity Payments. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

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QUALIFIED CONTRACTS
If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract does not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.

Types of Qualified Contracts
We may issue the following types of Qualified Contracts.

•
Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. You cannot make contributions once the Owner reaches age 70½. Contributions may be tax deductible based on the Owner’s income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are “rolled over” on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

•
Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions are also limited or prohibited if the Owner’s income is above certain limits. Contributions must be made in cash or as a rollover or transfer from another Roth IRA.

Conversions to a Roth IRA from a Traditional IRA or other eligible qualified retirement plan are permitted regardless of an individual’s income. A conversion to a Roth IRA results in a taxable event, but not a 10% federal penalty tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).

Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59½, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).

Distribution before satisfying the five year period or triggering event requirement may subject the distribution to ordinary income tax and the 10% federal penalty tax for early withdrawal. Please be aware that each Roth IRA conversion has its own five year holding period requirement.

•
Inherited IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into a variable annuity contract (Inherited IRA Contract). Inherited IRA Contracts must satisfy the required minimum distribution rules that apply to a beneficiary. Inherited IRA Contracts are not currently available under this Contract. However, that may change in the future.

•
Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

Qualified Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans.

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If the Contract is an investment for assets of a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.

PURCHASING A QUALIFIED CONTRACT
The Contract is designed to be used under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

The tax rules regarding qualified plans are very complex and have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans may utilize annuity tables that do not differentiate on the basis of sex.

Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, by law 20% of the taxable amount must be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal. For more information, see prospectus section 7, Taxes – Distributions – Qualified Contracts.

DISTRIBUTIONS – QUALIFIED CONTRACTS
Distributions from Qualified Contracts are subject to ordinary income tax. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for:

1)	distributions made on or after the date you (or the Annuitant as applicable) reach age 59½;
2)	distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

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3)	after separation from service, paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
4)	distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;
5)	distributions made on account of an IRS levy upon the Qualified Contract;
6)
distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7)	distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;
8)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
9)	distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA); and
10)
a reservist called to active duty during the period between September 11, 2001 and December 31, 2007, for a period in excess of 179 days (or for an indefinite period), distributions from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period.

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59½ or the close of the five year period that began on the Income Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner’s lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 70½. Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70½ or retire. Generally, required minimum distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% federal penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Income Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70½ or older, you should consult with a tax adviser before taking a partial withdrawal.

DISTRIBUTIONS – NON-QUALIFIED CONTRACTS
You, as the Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs – either as a withdrawal or as Annuity Payments.

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Lifetime Plus Payments and Lifetime Income Payments are treated as partial withdrawals. While the Benefit Base or Lifetime Income Value is greater than the Contract Value, if you begin receiving Lifetime Plus Payments or Lifetime Income Payments, it is possible that the IRS could assert that the amount you receive will be taxable as ordinary income up to an amount equal to the excess of the Benefit Base immediately before the withdrawal over your investment in the Contract at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.

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If you take an annuitization, different rules apply. Periodic installments (for example, Annuity Payments) scheduled to be received at regular intervals (for example, monthly) should be treated as annuity payments (and not withdrawals) for tax purposes. Upon annuitization, a portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid your total Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.

Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for amounts:

1)	paid on or after you reach age 59½;
2)	paid after you die;
3)	paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4)	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
5)	paid as annuity payments under an immediate annuity; or
6)	that come from Purchase Payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or the close of the five year period that began on the Income Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

REQUIRED DISTRIBUTIONS
Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Owner dies on or after a Full Annuitization, but before distribution of the entire Contract’s interest, the entire Contract’s interest must be distributed at least as rapidly as under the distribution method being used as of the Owner’s date of death; and (b) if any Owner dies before a Full Annuitization, the Contract’s entire interest must be distributed within five years after the Owner’s date of death. These requirements are satisfied as to any part of an Owner’s interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary’s life, or over a period not extending beyond that Beneficiary’s life expectancy, provided that distributions begin within one year of the Owner’s death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse can continue the Contract as the new Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.

Other rules may apply to Qualified Contracts.

WITHHOLDING
Annuity distribution recipients are generally subject to federal income tax withholding. Recipients can, however, generally choose not to have this tax withheld unless withholding is required in their state.

“Eligible rollover distributions” from qualified plans are subject to a mandatory 20% federal income tax withholding. An eligible rollover distribution is any distribution to an employee (or employee’s spouse or former spouse as Beneficiary or alternate Payee) from such a plan, except required minimum distributions required by the Code, a series of substantially equal periodic payments made for life or ten years or more, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a “direct rollover” from the Contract plan to a qualified plan, IRA, TSA or 403(b) plan, or to a governmental Section 457 plan that agrees to separately account for rollover contributions.

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DIVERSIFICATION
Code Section 817(h) imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department (Treasury Department). If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. The Code contains a safe harbor provision which provides that annuity contracts, such as this Contract, meet the diversification standards if, as of the end of each quarter, the Contract’s underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

Treasury regulations (Treasury Reg. 1.817-5) amplify the Code’s diversification standards for variable contracts and provide an alternative to this safe harbor provision. We intend that all Contract Investment Options be managed by the investment advisers so that they comply with these diversification standards.

OWNER CONTROL
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner’s control of the Separate Account’s investments may cause the Owner to be treated as the owner of the Separate Account’s assets, which would cause the Contract to loose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account’s assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and some of our Contracts’ features, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the Investment Options have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.

CONTRACTS OWNED BY NON-INDIVIDUALS
When a Non-Qualified Contract is owned by a non-individual (for example, certain entities other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year. We do not accept corporations as non-individual Owners.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
The preceding discussion provides general information regarding federal income tax consequences to Owners that are U.S. citizens or residents. Owners that are not U.S. citizens or residents are generally subject to 30% federal withholding tax on distributions, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owners’ country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

INCOME TAX WITHHOLDING
Any part of a distribution that is included in the Owner’s gross income is subject to federal income tax withholding. Generally, we withhold amounts from periodic payments at the same rate as wages, and we withhold 10% from non-periodic payments. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Code Section 401, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:

•
a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or

•	required minimum distributions; or
•	any part of a distribution not included in gross income (for example, returns of after-tax contributions); or
•	hardship withdrawals.

Participants should consult a tax adviser regarding withholding requirements.

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MULTIPLE CONTRACTS
Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution’s tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distribution from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.

PARTIAL 1035 EXCHANGES
Code Section 1035 provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. IRS guidance however, confirmed that the direct transfer of a part of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that this direct transfer can go into an existing annuity contract as well as a new annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 12 months of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before partial exchanging an annuity contract.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS
Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. Qualified Contracts generally cannot be assigned or pledged. The Contract’s tax basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than in their spouse (or to a former spouse incidental to divorce), the Owner is taxed on the difference between his or her Contract Value and the Contract’s tax basis at the time of transfer and for each subsequent year until the assignment is released. In such case, the transferee’s investment in the Contract is increased to reflect the increase in the transferor’s income.

The transfer or assignment of Contract ownership, the designation of an Annuitant, the selection of certain Income Dates, or a Contract exchange may result in other tax consequences that are not discussed here. An Owner should consult a tax adviser before requesting a transfer, assignment, or exchange.

DEATH BENEFITS
Any death benefits is taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

FEDERAL ESTATE TAXES
While no attempt is being made to discuss the Contract’s federal estate tax implications, an Owner should keep in mind the annuity contract’s value payable to a Beneficiary upon the Owner’s death is included in the deceased Owner’s gross estate. Depending on the annuity contract, the annuity’s value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX
The Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.

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POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract’s tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

ACCUMULATION UNIT VALUES

Each Business Day we determine each subaccount’s Accumulation Unit value by multiplying the prior Business Day’s Accumulation Unit value by the net investment factor for the current Business Day. We calculate each Accumulation Unit value after regular trading on the New York Stock Exchange closes each Business Day. We determine the net investment factor by:

•	dividing the Investment Option’s net asset value at the end of the current Business Day by its net asset value at the end of the prior Business Day,
•
adding any applicable dividends (including income and capital gains) declared on behalf of the Investment Option that has an ex-dividend date after the prior Business Day and before the close of business on the current Business Day, and

•	multiplying this result by one minus the current Business Day’s mortality and expense risk charge and any additional calendar days since the prior Business Day.

ANNUITY PAYMENTS

We base Annuity Payments on your Contract Value. We guarantee the dollar amount of fixed Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option 3. If you request fixed Annuity Payments, the amount of Contract Value that you apply to fixed Annuity Payments is placed in our general account and do not participate in the Investment Options’ performance. Fixed Annuity Payments are based on an interest rate and mortality table specified in your Contract. Your Contract’s fixed Annuity Payment rates are guaranteed and we cannot use lower rates.

Variable payments are not predetermined and the dollar amount varies with your selected Investment Options’ performance. We use Annuity Units to determine your variable Annuity Payment amount.

Annuity Payments end upon the earliest of the following.
•	Under Annuity Options 1 and 3, the death of the last surviving Annuitant.
•
Under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period. If we make a lump sum payment of the remaining guaranteed Annuity Payments at the death of the last surviving Annuitant, this portion of the Contract ends upon payment of the lump sum.

•	Under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund.
•	When the Contract ends.

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ANNUITY PAYMENT OPTIONS
The Annuity Payment Options are briefly described in prospectus section 11 – The Annuity Phase, and we included additional information that you may find helpful here.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Income Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant. If you take one single Full Annuitization and the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death. Alternatively, the Owner may elect to receive a lump sum payment. Under a Partial Annuitization, if the Annuitant dies before the end of the selected guaranteed period, we make a lump sum payment to the Beneficiary. The lump sum payment is equal to the present value of the remaining guaranteed Annuity Payments as of the date we receive proof of the Annuitant’s death and a payment election form at our Service Center. For variable Annuity Payments, in most states, we base the remaining guaranteed Annuity Payments on the current value of the Annuity Units and we use the assumed investment rate to calculate the present value. For fixed payouts, in most states, we calculate the present value of the remaining guaranteed Annuity Payments using the Statutory Calendar Year Interest Rate based on the NAIC Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. However, some states require us to use different interest rates for variable and fixed payouts for the present value calculation. We require proof of the Annuitant’s death and return of the Contract before we make any lump sum payment on a Full Annuitization. There are no additional costs associated with a lump sum payment.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Income Date, the Payee may receive less than your investment in the Contract. This Annuity Option is not available under a Partial Annuitization.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both joint Annuitants die before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death. Alternatively, the Owner may elect to receive a lump sum payment equal to the present value of the remaining guaranteed Annuity Payments as of the date we receive proof of the last surviving joint Annuitant’s death and a payment election form at our Service Center. For variable Annuity Payments, in most states, we base the remaining guaranteed Annuity Payments on the current value of the Annuity Units and we use the assumed investment rate to calculate the present value. For fixed payouts, in most states, we calculate the present value of the remaining guaranteed Annuity Payments using the Statutory Calendar Year Interest Rate based on the NAIC Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. However, some states require us to use different interest rates for variable and fixed payouts for the present value calculation. We require proof of death of both joint Annuitants and return of the Contract before we make any lump sum payment. There are no additional costs associated with a lump sum payment. This Annuity Option is not available under a Partial Annuitization.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. For a fixed payout, the amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option.

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For variable Annuity Payments, the amount of the refund depends on the current Investment Option allocation and is the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula.

(A) x {[(B) x (C) x (D)/(E)] - [(D) x (F)]}
where:
(A) =	Annuity Unit value of the subaccount for that given Investment Option when due proof of the Annuitant’s death is received at our Service Center.
(B) =	The amount applied to variable Annuity Payments on the Income Date.
(C) =	Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant’s death is received at our Service Center.
(D) =	The number of Annuity Units used in determining each variable Annuity Payment attributable to that given subaccount when due proof of the Annuitant’s death is received at our Service Center.
(E) =	Dollar value of first variable Annuity Payment.
(F) =	Number of variable Annuity Payments made since the Income Date.

We base this calculation upon the allocation of Annuity Units actually in force at the time due proof of the Annuitant’s death is received at our Service Center. We do not pay a refund if the total refund determined using the above calculation is less than or equal to zero.

EXAMPLE
•	The Contract has one Owner who is a 65-year-old male. He selects variable Annuity Payments under Annuity Option 5 based on a Contract Value of $100,000 (item “B”).
•	The Owner who is also the Annuitant allocates all the Contract Value to one Investment Option, so the allocation percentage in this subaccount is 100% (item “C”).
•
The purchase rate for the selected assumed investment rate is $6.15 per month per thousand dollars of Contract Value annuitized. Therefore, the first variable Annuity Payment is:  $6.15 x ($100,000 / $1,000) = $615 (item “E”).

•	Assume the Annuity Unit value on the Income Date is $12, then the number of Annuity Units used in determining each Annuity Payment is: $615 / $12 = 51.25 (item “D”).
•
The Owner who is also the Annuitant dies after receiving 62 Annuity Payments (item “F”) and the Annuity Unit value for the subaccount on the date the Service Center receives due proof of death is $10 (item “A”).

We calculate the refund as follows:
(A) x {[(B) x (C) x (D)/(E)] – [(D) x (F)]} = 10 x {[100,000 x 1.00 x (51.25 / 615)] – [51.25 x 62]} =
10 x {[100,000 x 0.083333] – 3,177.50} = 10 x {8,333.33 – 3,177.50} = 10 x 5,155.83 = $51,558.30

ANNUITY UNITS/CALCULATING VARIABLE ANNUITY PAYMENTS
The first variable Annuity Payment is equal to the Contract Value you apply to variable Annuity Payments on the Income Date, divided first by $1,000 and then multiplied by the appropriate variable annuity payout factor for each $1,000 of value for your selected Annuity Option.

We then purchase a fixed number of Annuity Units on the Income Date for each subaccount of the Investment Options you select. We do this by dividing the amount of the first Annuity Payment among your selected Investment Options’ subaccounts according to your future Purchase Payment allocation instructions. We then divide the Annuity Payment amount in each subaccount by the subaccount’s Annuity Unit value.

We determine the Annuity Unit value on each Business Day as follows:
•	we multiply the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the current Business Day; and
•	divide by the assumed net investment factor for the current Business Day.

The assumed net investment factor for the current Business Day is one plus the annual assumed investment rate (AIR) adjusted to reflect the number of calendar days that lapsed since the immediately preceding Business Day. We allow an AIR of 3%, 5% or 7% based on your selection and applicable state law.

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Thereafter, the number of subaccount Annuity Units remains unchanged unless you make a transfer. However, the number of Annuity Units changes if Annuity Option 3 is in effect, one Annuitant dies, and you requested Annuity Payments at 75% or 50% of the previous payment amount. All calculations appropriately reflect your selected payment frequency.

The Annuity Payment on each subsequent payment date is equal to the sum of the Annuity Payments for each subaccount. We determine the Annuity Payment for each subaccount by multiplying the subaccount’s number of Annuity Units by the Annuity Unit value on the payment date.

FINANCIAL STATEMENTS

The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, 2010 are included in Part C of the Registration Statement and are incorporated herein by reference. The financial statements should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2010 are also included in Part C of the Registration Statement and are incorporated herein by reference.

APPENDIX – DEATH OF THE OWNER AND/OR ANNUITANT

The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

UPON THE DEATH OF A SOLE OWNER
Action under the portion of the Contract that is in the Accumulation Phase			Action under any portion of the Contract applied to Annuity Payments
•	We pay a death benefit to the Beneficiary(1) For a description of the payout options, see the “Death Benefit Payment Options” discussion in the prospectus, section 10, Death Benefit.		•	The Beneficiary becomes the Owner.
			•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•	If you selected Income Protector or Invesment Plus with:		•
If the deceased was the only surviving Annuitant, Annuity Payments to the Payee continue until that portion of the Contract ends and are paid at least as rapidly as they were at the Annuitant’s death. For more information on when any portion of the Contract applied to Annuity Payments ends, see the Annuity Payment Options discussion in this SAI. No death benefit is payable under Annuity Options 1 or 3. However, there may be a lump sum available under Annuity Options 2, 4, or 5. For more information, see the Annuity Payment Options discussion in this SAI.

	–	a sole Covered Person, the benefit ends; or
–
joint Covered Persons, the benefit ends unless the deceased Owner’s spouse continues the Contract. If the surviving spouse continues the Contract after the Benefit Date or Benefit Election Date, then payments continue at the prior amount, or higher if applicable.

			•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.
(1)
If the Beneficiary is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the end of the Business Day we receive in Good Order at our Service Center both due proof of death and the death benefit payment election.

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UPON THE DEATH OF A JOINT OWNER (NOTE: Joint Owners cannot take Partial Annuitizations)
Action under the portion of the Contract that is in the Accumulation Phase			Action under any portion of the Contract applied to Annuity Payments
•
The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries. However, for tax reasons, we do not allow non-spousal Joint Owners to appoint contingent Beneficiaries.
			•	The surviving Joint Owner becomes the sole Owner.
			•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•
We pay a death benefit to the surviving Joint Owner.(1) For a description of the payout options available, see the “Death Benefit Payment Options” discussion in the prospectus, section 10, Death Benefit.
•
If the deceased was the only surviving Annuitant, Annuity Payments to the Payee continue until that portion of the Contract ends and are paid at least as rapidly as they were at the Annuitant’s death. For more information on when any portion of the Contract applied to Annuity Payments ends, see the Annuity Payment Options discussion in this SAI. No death benefit is payable under Annuity Options 1 or 3. However, there may be a lump sum available under Annuity Options 2, 4, or  5. For more information, see the Annuity Payment Options discussion in this SAI.

•	If you selected Income Protector or Investment Plus with:
	–	a sole Covered Person and the Joint Owners were not spouses, the benefit ends even if the Covered Person is still alive;
	–	a sole Covered Person and the Joint Owners were spouses, the benefit ends unless the surviving spouse is also the Covered Person and he or she continues the Contract;(2) or	•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.
	–	joint Covered Persons, the benefit ends unless the surviving spouse is also the Joint Owner and he or she continues the Contract.(2)

(1)
If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the end of the Business Day we receive in Good Order at our Service Center both due proof of death and the death benefit payment election. If both Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries.

(2)	If the surviving spouse continues the Contract after the Benefit Date or Benefit Election Date, then payments continue at the prior amount. For joint Payments, the annual maximum payment may increase.

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UPON THE DEATH OF THE ANNUITANT AND THERE IS NO SURVIVING JOINT ANNUITANT
Action under the portion of the Contract that is in the Accumulation Phase			Action under any portion of the Contract applied to Annuity Payments
•
If the Contract is owned by a non-individual (for example, a qualified plan or a trust), we treat the death of the Annuitant as the death of an Owner; we pay the Beneficiary(1) a death benefit, and a new Annuitant cannot be named. If you selected a sole Covered Perosn under Income Protector or Investment Plus, the benefit ends. If you selected joint Covered Persons, the benefit ends unless the deceased Annuitant’s spouse continues the Contract.
•
Annuity Payments to the Payee continue until that portion of the Contract ends and are paid at least as rapidly as they were at the Annuitant’s death. For more information on when any portion of the Contract applied to Annuity Payments ends, see the Annuity Payment Options discussion in this SAI. No death benefit is payable under Annuity Options 1 or 3. However, there may be a lump sum available under Annuity Options 2, 4, or  5. For more information, see the Annuity Payment Options discussion in this SAI.

•	If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we do not pay a death benefit. The Owner can name a new Annuitant subject to our approval.		•	If the deceased was a sole Owner, the Beneficiary becomes the Owner if the Contract continues.
			•	If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner if the Contract continues.
•	If the deceased Annuitant was a sole Owner, we pay the Beneficiary(1) a death benefit.
•
If the deceased Annuitant was a Joint Owner and there is a surviving Joint Owner, the surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses, there may also be contingent Beneficiaries. However, for tax reasons, we do not allow non-spousal Joint Owners to appoint contingent Beneficiaries. We pay a death benefit to the surviving Joint Owner.(2)

•	If you selected Income Protector or Investment Plus with:
	–	a sole Covered Person and the Contract is solely owned or owned by a non-individual, the benefit ends;
	–	a sole Covered Person and the Contract is jointly owned by non-spouses, the benefit ends even if the Covered Person is still alive;
	–	a sole Covered Person and the Contract is jointly owned by spouses, the benefit ends unless the surviving spouse is also the Covered Person and he or she continues the Contract;(3) or
	–	joint Covered Persons, the benefit ends unless the surviving spouse continues the Contract.(3)
•	For a description of the payout options, see the “Death Benefit Payment Options” discussion in the prospectus, section 10, Death Benefit.
(1)
If the Beneficiary is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the end of the Business Day we receive in Good Order at our Service Center both due proof of death and the death benefit payment election.

(2)
If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the end of the Business Day we receive in Good Order at our Service Center both due proof of death and the death benefit payment election. If both spousal Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries. If the Joint Owners were not spouses and they both die before we pay the death benefit, for tax reasons, we pay the estate of the Joint Owner who died last.

(3)	If the surviving spouse continues the Contract after the Benefit Date or Benefit Election Date, then payments continue at the prior amount. For joint payments, the annual maximum payment may increase.

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UPON THE DEATH OF THE ANNUITANT AND THERE IS A SURVIVING JOINT ANNUITANT (NOTE: We only allow joint Annuitants on Full Annuitization)
•
Only Annuity Options 3 and 4 allow joint Annuitants. Under Annuity Options 3 and 4, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant and, for Annuity Option 4, during any remaining specified period of time. For more information, see the Annuity Payment Options discussion in this SAI.
	•	No death benefit is payable.
	•	If the deceased was a sole Owner, the Beneficiary becomes the Owner.
	•	If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

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PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.	Financial Statements**
[TO BE FILED BY AMENDMENT as Exhibit EX-99.A.]
b.	Exhibits
1.	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated May 31, 1985(1) incorporated by reference as exhibit EX-99.B1.
2.	Not Applicable
3.	a.
Principal Underwriter Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14, 1988.(2) incorporated by reference as exhibit EX-99.B3.a. (North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.)

b.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of North America and Allianz Life Financial Services, LLC, dated June 1, 2010(13) incorporated by reference as exhibit EX-99B3b.

c.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference(5) as exhibit EX-99.B3.b. The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

4.	a.	Individual Variable Annuity "Base" Contract-L40529(7) incorporated by reference as exhibit EX-99.B4.a.
	b.	Individual Variable Annuity "Bonus" Contract-L40530(7) incorporated by reference as exhibit EX-99.B4.b.
	d.	Schedule Pages-S40776-01 to S40813 combined(12) incorporated by reference as exhibit EX-99.B4.d.
	f.	Schedule Pages Investment Plus-S40828,S40829,S40831*
	g.	Schedule Pages-Investment Options-S40796-01 to S40805-DP combined(12) incorporated by reference as exhibit EX-99.B4.f.
	h.	Asset Allocation Rider-S40741-02 and S40766-02 combined(12) incorporated by reference as exhibit EX-99.B4.h.
	i.	Income Protector (08.09) Rider-S40799(12) incorporated by reference as exhibit EX-99.B4.l.
	j.	Investment Protector (08.09) Rider-S4080(12) incorporated by reference as exhibit EX-99.B4.m.
	k.	Investment Plus Rider-S40827*
	l.	Waiver of Withdrawal Charge Rider-S40749(7) incorporated by reference as exhibit EX-99.B4.f.
	m.	Quarterly Value Death Benefit Rider-S40743-02, S40812, S40814(12) incorporated by reference as exhibit EX-99.B4.p.
	n.	Inherited IRA/Roth IRA Endorsement-S40713(6) incorporated by reference as exhibit EX-99.B4.q.
	o.	Roth IRA Endorsement-S40342(6) incorporated by reference as exhibit EX-99.B4.l.
	p.	IRA Endorsement-S40014(3) incorporated by reference as exhibit EX-99.B4.g.
	q.	Unisex Endorsement-(S20146)(3) incorporated by reference as exhibit EX-99.B4.h.
	r.	Pension Plan and Profit Sharing Plan Endorsement-S20205(3) incorporated by reference as exhibit EX-99.B4.i.
	s.	403(b) Endorsement-S30072(4-99)(3) incorporated by reference as exhibit EX-99.B4.k.
5.	a.	Application for Ind. Var. Annuity Contract-F60000*
6.	(i).	The Restated Articles of Incorporation of the Company (as amended August 1, 2006)(13) incorporated by reference as exhibit EX-99.B6.i.
	(ii).	The Restated Bylaws of the Company (as amended August 1, 2006)(13) incorporated by reference as exhibit EX-99.B6.ii.
7.	Not Applicable
8.	a.	22c-2 Agreements(9) incorporated by reference as exhibit EX-99.B8.a.
	b.	22c-2 Agreement-BlackRock Distributors, Inc.(10) incorporated by reference as exhibit EX-99.B8.b.
c.
Participation Agreement between BlackRock Series Fund, Inc., BlackRock Distributors, Inc., Allianz Life Insurance Co. of North America, and Allianz Life Financial Services, LLC, dated May 1, 2008(10) incorporated by reference as exhibit EX-99.B8.c.

	d.	Adminstrative Services Agreement between BlackRock Advisors, LLC and Allianz Life, dated May 1, 2008(10) incorporated by reference as exhibit EX-99.B8.d.
e.
Participation Agreement between Davis Variable Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America, dated 11/1/1999(3) incorporated by reference as exhibit EX-99.B8.e.

f.
Amendment to Participation Agreement between Davis Variable Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America dated 5/1/08.(10) incorporated by reference as exhibit EX-99.B8.f.

	g.	Administrative Services Agreement between Franklin Templeton Services LLC and Allianz Life Insurance Company of North America, dated 10/1/2003(5) incorporated by reference as exhibit EX-99.B8.ac.
h.
Amendment to Administrative Services Agreement between Franklin Templeton Services LLC and Allianz Life Insurance Company of North America, dated 8/08/2008.(10) incorporated by reference as exhibit EX-99.B8.h.

i.
Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Allianz Life Insurance Company of North America and USAllianz Investor Services, LLC (the predecessor to Allianz Life Financial Services, LLC.), and dated 10/1/2003(4) incorporated by reference as exhibit EX-99.B8.h.

j.
Amendment to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Allianz Life Insurance Company of North America and USAllianz Investor Services, LLC (the predecessor to Allianz Life Financial Services, LLC.), dated 5/1/08.(10) incorporated by reference as exhibit EX-99.B8.j.

k.
Participation Agreement between Premier VIT, Allianz Life Insurance Company of North America and Allianz Global Investors Distributors LLC, dated 5/1/2006(6) incorporated by reference as exhibit EX-99.B8.ai.

	l.	Administrative Service Agreement between OpCap Advisors LLC and Allianz Life Insurance Company of North America, dated 5/1/2006(6) incorporated by reference as exhibit EX-99.B8.aj.
m.
Amended and Restated Services Agreement between Pacific Investment Management Company LLC and Allianz Life Insurance Company of North America, dated 01/01/2007(8) incorporated by reference as exhibit EX-99.B8.u.

n.
Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC, dated 12/1/1999(3) incorporated by reference as exhibit EX-99.B8.i.

o.
Amendments to Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC, dated 4/1/00, 11/5/01, 5/1/02, 5/1/03, 4/30/04, 4/29/05(8) incorporated by reference as exhibit EX-99.B8.w.

p.
Distribution Services Agreement between Allianz Life Insurance Company of North America and Allianz Global Investors Distributors, LLC, dated 01/01/2007(8) incorporated by reference as exhibit EX-99.B8.x.

	q.	Participation Agreement & Amendment between Fidelity Distributors Corporation and Allianz Life Insurance Company of North America, dated 09/29/10(14) incorporated by reference as exhibit EX-99.B8.q.
9.	Opinion and Consent of Counsel**
10.	Consent of Independent Registered Public Accounting Firm**
11.	Not Applicable
12.	Not Applicable
13.	Power of Attorney(11) incorporated by reference as exhibit EX-99.B13.
*	Filed herewith
**	To be filed by amendment

(1)	Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 25, 1996.
(2)	Incorporated by reference from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3)	Incorporated by reference from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on December 30, 1999.
(4)	Incorporated by reference from Pre-Effective Amendment No.2 to Registrant's Form N-4 (File Nos. 333-120181 and 811-05618) electronically filed on March 30, 2005.
(5)	Incorporated by reference from the initial Registration Statement to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618) electronically filed on May 19, 2006.
(6)	Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618) electronically filed on September 25, 2006.
(7)	Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-139701 and 811-05618) electronically filed on April 9, 2007.
(8)	Incorporated by reference from Post-Effective Amendment No. 18 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 23, 2007.
(9)	Incorporated by reference from Post-Effective Amendment No. 20 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 24, 2008.
(10)	Incorporated by reference from Post-Effective Amendment No. 14 to Registrant's Form N-4 (File Nos. 333-139701 and 811-05618) electronically filed on April 3, 2009.
(11)	Incorporated by reference from Post-Effective Amendment No. 19 to Registrant's Form N-4 (File Nos. 333-139701 and 811-05618) electronically filed on February 10, 2010.
(12)	Incorporated by reference from Post-Effective Amendment No. 21 to Registrant's Form N-4 (File Nos. 333-139701 and 811-05618) electronically filed on April 23, 2010.
(13)	Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618) electronically filed on September 24, 2010.
(14)	Incorporated by reference from Post-Effective Amendment No. 17 to Registrant's Form N-4 (File Nos. 333-145866 and 811-05618) electronically filed on December 20, 2010.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Gary C. Bhojwani	Director, President and Chief Executive Officer
Giulio Terzariol	Director, Senior Vice President and Chief Financial Officer
Thomas P. Burns	Senior Vice President, Chief Distribution Officer
Neil H. McKay	Senior Vice President, Chief Actuary
Maureen A. Phillips	Senior Vice President, Secretary and General Counsel
Axel Zehren	Senior Vice President, Chief Investment Officer
Walter R. White	Senior Vice President, Chief Administrative Officer
Nancy E. Jones	Senior Vice President, Chief Marketing Officer
Patrick L. Nelson	Vice President, Chief Suitability Officer
Marc B. Olson	Vice President, Controller
Jay Ralph Allianz SE Koniginstr. 28 80802 Munchen Germany	Director and Chairman of the Board
Dr. Helmut Perlet Koniginstr. 80802 Munchen Germany	Director
Michael P. Sullivan 500 IDS Center 80 South 8th Street Minneapolis, MN 55402	Director
Dale E. Lauer 14103 205th Ave. NE Woodinville, WA 98077	Director

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Insurance Company organizational chart is incorporated by reference from Registrant's Post-Effective No. 21 to Form N-4 File Nos. 333-139701 and 811-05618 filed electronically on April 23, 2010.

ITEM 27. NUMBER OF CONTRACT OWNERS
As of December 27, 2010 there were no Contract Owners of qualified or non-qualified Contracts.

ITEM 28. INDEMNIFICATION

The Bylaws of the Insurance Company provide:
ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
SECTION 1. RIGHT TO INDEMNIFICATION:
(a)
Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:

	(i)	a director of the Corporation; or
	(ii)	acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
	(iii)	rendering Professional Services at the request of and for the benefit of the Corporation; or
(iv)
serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b)	Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
	(i)	in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
	(ii)	if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
	(iii)	for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
(iv)
for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;

	(v)	for any transaction for which the Indemnified Person derived an improper personal benefit;
(vi)
for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;

	(vii)	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
	(viii)	in circumstances where indemnification is prohibited by applicable law;
(ix)
in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

SECTION 2. SCOPE OF INDEMNIFICATION:
(a)
Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b)
Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c)
Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

SECTION 3. DEFINITIONS:
(a)	"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b)
"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.

(c)
"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

a.	Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life of NY Variable Account C
b.	The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Robert DeChellis	Chief Executive Officer, President and Governor
Thomas Burns	Governor
Angela Forsman	Chief Financial Officer and Vice President
Kristine Klitzke	Chief Compliance Officer
Stewart D. Gregg	Vice President and Secretary
Bernt vonOhlen	Assistant Secretary

c.	For the period 1-1-2009 to 12-31-2009
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$169,464,504.26	$0	$0	$0

The $169,464,504.26 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts issued under Allianz Life Variable Account B was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
Allianz Life Insurance Company of North America, at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES
Not Applicable

ITEM 32. UNDERTAKINGS
a.
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

c.	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS
Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;
3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 27th day of December, 2010.

ALLIANZ LIFE VARIABLE ACCOUNT B
(Registrant)

By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: GARY C. BHOJWANI*
Gary C. Bhojwani
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 27th day of December, 2010.

Signature	Title

Gary C. Bhojwani* Gary C. Bhojwani	Director, President & Chief Executive Officer
Giulio Terzariol* Giulio Terzariol	Director, Senior Vice President and Chief Financial Officer
Dr. Helmut Perlet* Dr. Helmut Perlet	Director
Jay S Ralph* Jay S Ralph	Director and Chairman of the Board

*	By Power of Attorney filed as Exhibit 13 to this Registration Statement

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

EXHIBITS TO FORM N-4
(FILE NOS. 333-________ AND 811-05816)
ALLIANZ LIFE VARIABLE ACCOUNT B
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

INDEX TO EXHIBITS
EX-99.A	Financial Statements (to be filed by amendment)
EX-99.B4.f.	Schedule Pages Investment Plus-S40828,S40829,S40831
EX-99.B4.k.	Investment Plus Rider-S40827
EX-99.B5.a.	Application for Ind. Var. Annuity Contract-F60000
EX-99.B9.	Opinion and Consent of Counsel (to be filed by amendment)
EX-99.B10.	Consent of Independent Registered Public Accounting Firm (to be filed by amendment)